Cinergy Corp
ARS
P.E. 12/31/01
RECD S.E.C.
MAR 26 2002
02026151

The power of one

CINERGY CORP. 2001 ANNUAL REPORT

PROCESSED
APR 03 2002
THOMSON
FINANCIAL

CINERGY.
the power of change

(In millions, except as noted)	2001	% Change	2000	1999
Operating Results				
Operating Revenues	$12,923	53.4	$ 8,422	$5,938
Operating Income	942	9.3	862	693
Net Income	442	10.8	399	404
Return on Average Common Equity *(percent)*	15.4		14.7	15.5
Per Share of Common Stock				
Operating Income	$ 5.91	9.0	$ 5.42	$ 4.36
Basic Earnings	2.78	10.8	2.51	2.54
Diluted Earnings	2.75	10.0	2.50	2.53
Dividends Declared	1.80	0.0	1.80	1.80
Book Value at Year-End	18.45	5.2	17.54	16.70
Capitalization at Year-End				
Common Equity	$ 2,941	5.4	$ 2,789	$2,654
Preferred Trust Securities	306	-	-	-
Preferred Stock	63	0.0	63	93
Debt*	4,901	21.1	4,046	3,570
Other				
Total Assets	$12,300	(0.2)	$12,330	$9,817
Employees *(actual)*	8,769	4.9	8,362	8,950

* *Includes long-term debt due within one year, notes payable and other short-term obligations.*

Table of Contents

1 person can make a difference in the future of our company and in the lives of millions of our stakeholders. Each one of us has the power *of* change, and the small changes we make each day add up in the execution of our strategy. We are a team of "8,800 ones," but together we are the power *of* one.

— *Jim Rogers*

LETTER TO STAKEHOLDERS

Leveraging "the power of one" to drive earnings growth and stability

DEAR FELLOW INVESTORS, CUSTOMERS *and* EMPLOYEES, *and* THOSE WHO HAVE *a* VESTED INTEREST IN OUR SUCCESS — OUR SUPPLIERS, PARTNERS *and* COMMUNITIES:

2001 was a turbulent year, both in our country and in our industry. Fortunately for our stakeholders, 2001 was one of our better years as a company. It was a year in which:

- We achieved our earnings target of $2.75 despite the weather and the recessionary economy working against us in a significant way.
- We achieved high marks from our customers and innovative and constructive orders from our regulators.
- Even more important, we took decisive actions to position ourselves for continued success by strengthening our balance sheet and sharpening our focus on our two core businesses — regulated and energy merchant — where we have the greatest potential for earnings growth and stability over the next several years.

Our industry saw 2001 begin with chaos in California's energy markets and end with the meltdown in bankruptcy of the world's largest energy trading company — Enron. In between, energy companies experienced extraordinary swings in power and natural gas prices, which ultimately plummeted as a consequence of the recessionary economy and the events of Sept. 11.

Corporate earnings were hit hard by these events, and heightened investor anxiety followed. Over 60% of the companies in the Standard & Poor's (S&P) Electric Supercomposite Index missed or lowered their 2001 earnings targets. As a group, independent power producers and stand-



Jim Rogers,
Chairman and
Chief Executive Officer

alone energy merchant companies lost over 50% of their market value in 2001 as investors retreated to safer, more traditional havens.

And investors weren't the only ones reexamining their beliefs about where our industry is headed. Many state and federal regulators and policymakers, uncertain about whether deregulation can fulfill its promise of lower prices and greater efficiency, have taken steps to slow the metamorphosis of our industry into a more competitive one.

It is in these choppy waters that we have been navigating. We are pleased that our business model — integrated and balanced portfolios consisting of both regulated and energy merchant businesses — has proved to be so seaworthy.

But we are even more pleased at the way in which our 8,800 employees — the stewards of this ship — remain focused on and committed to our success. Their efforts to "sweat the small stuff" have been the real difference between value realized and value lost during these turbulent times.

I continue to be inspired by the ability of **one person** or the power of **one idea** to make real and meaningful differences in the future of our company and in the value we deliver. So we dedicated this year's annual report to "the power of one." Throughout this report, you will see examples of "the power of one" and meet some of the employees responsible for our 2001 performance.

DELIVERING *on* OUR CORPORATE MISSION

Though we recognize "the power of one," we also clearly understand that it is only through teamwork that we advance **our corporate mission to be the investment of choice, the supplier of choice, the employer of choice and a leader by choice.** 2001 was a year of delivering on this mission.

- For our investors, we delivered a total shareholder return (TSR) significantly above the average TSRs of the companies in our industry. The dividend at year-end 2001 had a 5.4% yield, 1.3 percentage points above the industry average. We have had a compounded average annualized earnings growth rate of 7% since our inception seven years ago. Our operating returns on equity and invested capital continue to rank in the top tier of our industry.
- For our customers, our electric prices are almost 20% below the national average and are lower today than they were when PSI Energy (PSI) and Cincinnati Gas & Electric (CG&E) merged in 1994. Our customer satisfaction levels continue to be in the top quartile. We are delivering superior value to our customers.
- For our employees, we have provided average wage increases greater than the rise in the cost of living, created a safe work environment and delivered benefits that make a difference in their lives. Last year, we made a computer and Internet service available to each of our employees for home use — the first energy company in the United States to do so.

Cinergy's Balanced Integrated Portfolios


Supply Portfolios
Merchant Generation
PSI Regulated Generation
Contracted Electric & Gas Purchases
Load Reduction Contracts
Marketing and Trading
Balancing, Procurement,
Disposal, Risk Dissemination,
Liquidity
Customer Portfolios
CG&E POLR
PSI Regulated Load
ULH&P Wholesale
Originated Wholesale Electric & Gas
Delivery Systems
CG&E, ULH&P, PSI

fig. **1** Superior management of our balanced integrated portfolios delivers improved margins with less risk and volatility.

POLR = Provider of Last Resort

- On behalf of our stakeholders, we have been a leader in the national environmental policy debate with a proposal to replace the myriad of conflicting regulations to which our coal-fired generation currently is subjected with a single set of statutory emission reduction targets. We made considerable progress in our efforts to secure Congressional passage of long-term comprehensive environmental legislation. If we succeed, we will have taken steps to improve the environment while removing much of the uncertainty that surrounds capital investment decisions associated with coal-fired generation.

REVIEW *of* 2001: A PRODUCTIVE YEAR *in a* TOUGH ENVIRONMENT

On Jan. 24, 2002, Cinergy reported 2001 record earnings of $2.75 per share on a diluted basis, compared with earnings of $2.50 per share on a diluted basis in 2000, after previously reported one-time charges of $0.11 per share.

Cinergy's TSR through Dec. 31, 2001, was +.7%, compared to industry returns of:

- -8.2% for the S&P Electric Index (27 large utilities)
- -8.5% for the S&P Electric Supercomposite Index (59 utilities of all sizes)
- -13.0% for the Philadelphia Utility Index (20 large utilities)

Delivering superior TSR was one significant accomplishment in 2001, but there were many others as well:

- We took decisive action to strengthen our balance sheet by issuing $316 million of convertible securities in December.
- We doubled the gross margins in our energy merchant businesses from a year ago, including customer origination, cogeneration and energy commodity trading.
- Our employees successfully operated a generation fleet and a distribution system that experienced 20 peak loads over 10,000 megawatts and a record peak demand of 11,083 megawatts in August.
- We successfully implemented our electric customer choice program in Ohio.
- We received approval from the Indiana Utility Regulatory Commission (IURC) to extend our purchased power tracker in Indiana for both 2001 and 2002, which allows for the timely rate recovery of purchased power costs and helps ensure our ability to meet customer demand with an adequate reserve margin.
- We received approval from the IURC to complete the 129-megawatt peaking generation station in Henry County, Ind. This plant figures prominently in our efforts to improve our capacity and reserve margins in Indiana.
- We received approval from the IURC to expand the generating capacity of the Noblesville, Ind., power plant and convert it from coal to natural gas.
- We received approval from both the IURC and the Federal Energy Regulatory Commission (FERC) to participate in the Midwest Independent Transmission System Operator (MISO), a regional transmission organization that we helped create nearly six years ago. MISO will facilitate the creation of truly robust, liquid and transparent power markets in the Midwest.
- VESTAR, our energy services company, was selected by General Motors for a multi-million dollar energy savings project at 17 automotive plants in seven states. The project will also reduce greenhouse gas emissions. VESTAR is Cinergy's second nonregulated business to provide energy-related services to GM. Currently, Cinergy Solutions provides cogeneration services to GM.

▷ Cinergy Ventures reviewed over 400 business plans for new energy technologies and invested in four companies having technologies that will directly impact our business units, including: catalytic emissions controls, smart metering, infrastructure software and facility power quality.

▷ Consistent with our renewed focus on our core energy merchant and regulated businesses, we are exploring opportunities to monetize noncore businesses and assets. These include international and renewable assets operated by Cinergy Global Resources and other technology investments.

2002 OBJECTIVES: EXECUTING OUR PLANS *by* CONTINUING *to* "SWEAT *the* SMALL STUFF"

We recognize that the substantial challenges that overtook our industry in 2001 will not simply fade away in 2002. We know change and uncertainty will continue to dominate the energy landscape, but we are confident that our strategy of balanced and integrated portfolios will continue to put us in a very good position in 2002. Our main objectives in 2002 include:

▷ Increasing margins in our energy merchant business through expansion of our customer origination and cogeneration businesses, and optimally matching supply and demand.

▷ Successfully managing and executing on our regulatory strategies for Indiana to:

- Ensure an adequate supply of generating capacity to meet customer demand.
- Comply with applicable federal and state environmental mandates.
- Facilitate constructive rate treatment of the costs associated with the implementation of these programs.

▷ Successfully resolving our gas rate cases in Ohio and Kentucky.

▷ Shaping the environmental agenda to gain certainty through comprehensive, multiple-emission legislation, including manageable compliance timetables and resolution of U.S. Environmental Protection Agency (EPA) New Source Review litigation.

▷ Strengthening our already low-cost position through continued aggressive cost management plans in all areas of the company.

▷ Continued strengthening of our balance sheet through monetization of noncore assets.

A WORD *about* TRANSPARENCY

The review of the performance of the company's auditors is an annual exercise undertaken by your board of directors. In this post-Enron environment, however, the board believed it was critical to heighten the level of this scrutiny, even going so far as to reexamine whether continued retention of Andersen as our outside auditors was appropriate.

Earnings Stability and Growth

fig. **2** Our integrated portfolios offer earnings stability during a turbulent period. More than 93% of our 2002 projected EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) comes from regulatory operations or regulatory equivalents, such as the Ohio retail POLR and our ULH&P wholesale contract. These regulatory contracts run through 2005 and 2006 respectively. In addition, we have expansion opportunities through our fast-growing energy merchant cogeneration, customer origination, and marketing and trading businesses.



2002 Projected EBITDA

- **93.3%** Fully Regulated and Regulatory Equivalents
- **3.1%** Marketing and Trading
- **2.2%** Cogeneration
- **1.4%** Customer Origination

Following detailed presentations by both local and national partners of Andersen in January, we decided to continue to use their services. This decision was based on the quality of service we have received from Andersen's local Cincinnati office, and on Andersen's strong and unequivocal commitment to provide detailed, independent and quality analysis of our financial statements. We are, however, continuing to monitor their situation to ensure that any change in Andersen's status doesn't compromise their ability to continue to provide the same high level of service.

We are committed to providing investors transparency in the quality of our earnings, our financial statements and our operations. To us, this means acting consistently with the spirit as well as the letter of the law.

Additionally, we are committed to reporting our results in plain English so that investors will have meaningful insights into every aspect of our business. Indeed, we are confident that this clarity in our business and in our reporting only works to our benefit. In other words, we believe when investors take a close look at us, they will like what they see.

LEVERAGING *the* POWER *of* CHANGE

Early in 2002, we unveiled a new corporate identity to better represent Cinergy and our passion, drive and energy to succeed. It is built around the tagline: "The Power of Change," and it will appear prominently with the Cinergy logo (as shown on the front and back covers of this report).

It reflects our commitment to leverage the opportunities in our rapidly changing industry that will help us exceed our customers' expectations and create a culture that truly empowers our people to improve everything we do. Our strength is in the power of **one person** and **one team.**

As we continue to navigate through the choppy waters of our industry's transformation, I am reminded of a quote that aptly describes the situation in which we find ourselves. *ENDURANCE, Shackleton's Incredible Voyage* details polar explorer Ernest Shackleton's near-miraculous voyage through a thousand miles of pack ice in 1915 near Antarctica.

This astonishing tale of survival by Shackleton and his 27 men after more than a year on ice-bound Antarctic seas is described as defining heroism. Even with his ultimate goal clear, on May 4, 1915, Shackleton found himself with 250 miles to go and the stars obscured by harsh polar storms. His situation was described in this way:

> Steering was difficult that night. The sky was overcast, and the pennant on the mainmast by which the course had once been kept had blown away, bit by bit, in successive gales. Now they had to steer by the feel of the boat and by watching the shadowy white line of a breaking sea ahead.

Our objectives are clear, but our industry is in turbulent waters that require us to steer by the feel of the boat with our eyes carefully focused on the sea ahead.

I am confident that we have the **right** business model for the time; the **right** mission to create value for all stakeholders; the **right** tactical plans and, most importantly, the **right** people to execute them. We continue to seek simplicity in the execution of our plans, but never at the risk of ignoring the complexity of this business. This is a tension we live with every day.

We have never lost sight of our responsibility to all of our stakeholders. In a post-Enron world, it is even more important for our leadership to be committed to this stewardship, and we are.

I want to thank all Cinergy stakeholders, especially our investors, customers and employees, for your loyalty and support.

I cherish the opportunity to serve as a leader of this company and am ever mindful of the duties and obligations of my stewardship.

James E. Rogers
Chairman and Chief Executive Officer
Feb. 11, 2002

BALANCED INTEGRATED PORTFOLIOS

Creating long-term, margin-optimizing opportunities

	Regulated	Energy Merchant
Business Description	Integrated utility serving Indiana, and electric and gas transmission and distribution (T&D) companies serving Southwest Ohio and Northern Kentucky	Midwest leader of low-cost generation, customer origination and energy commodities trading
Key Statistics	▶ Energy sales growth of 3.3% over a 10-year period (1990-2000) ▶ 6,000 megawatts low-cost generation ▶ Top quartile T&D cost leadership position	▶ Approximately 90% of gross margins from supplying existing customer portfolios ▶ Production costs 9% below regional average ▶ 7,000 megawatts low-cost generation
Products and Services	▶ Electricity generation ▶ Electricity transmission ▶ Electricity distribution ▶ Gas distribution	▶ Electricity generation and operation of coal, gas, cogeneration and renewable power plants ▶ Wholesale energy marketing, trading and risk-management ▶ Customized energy solutions
Major Customers	▶ 1.5 million retail electric ▶ 500,000 retail gas	▶ BP Amoco ▶ General Motors ▶ Millennium Chemicals ▶ Eastman Kodak ▶ University of Maryland ▶ Equistar Chemicals ▶ Municipalities and Co-ops
Company Subsidiaries and Affiliates	▶ PSI Energy (PSI) ▶ Cincinnati Gas & Electric (CG&E) ▶ Union Light Heat & Power (ULH&P)	▶ Cinergy Capital & Trading ▶ Cinergy Solutions ▶ Cinergy Global Resources

% increase in first-call resolution would result in annual savings *of* $100,000

Becky Brown, Coordinator, New Service Contact Center: Becky and her group are responsible for all incoming calls related to new gas and electric service installations, as well as service upgrades for existing customers. Becky understands that Cinergy's customers expect timely and efficient service. That's why she is devoted to finding new, faster processes for providing exceptional service. Through leadership and inspiration, Becky gives her order processing representatives the tools and methods for improving call response.



PREMIER REGULATED FRANCHISES

Stable earnings growth and a passion for operational excellence

We call our regulated franchises "premier" because they consistently perform at a very high level in each of our retail jurisdictions. Our regulated utilities combine strong service territory growth and aggressive cost management with a solid regulatory track record to produce superior returns and steady earnings growth year after year.

Even more impressive is that our regulated utilities continued to deliver strong value to our stakeholders in 2001, despite frozen electric rates in two of our three jurisdictions and reduced sales from both milder-than-normal weather and a sluggish economy.

The success of this part of our business is no accident. Our employees bring an intense focus on customer service and operational excellence to their jobs every day. They understand that "sweating the small stuff" is both good business and the right thing to do.

REGULATORY INITIATIVES: SUCCESSES *and* CHALLENGES AHEAD

Our relationships with key policymakers — governors, legislators, regulatory commissioners and staff, consumer advocates, communities and opinion leaders — continue to be a key ingredient in the success of our business. Our objective is to deal with these groups in a proactive, open and "no-surprises" manner. This philosophy helped produce several significant regulatory successes in 2001 in each of our jurisdictions.

The deregulation of electricity generation in Ohio and the continued full regulation of all aspects of the utility business in Indiana challenged us to find a way to operate and dispatch both a regulated and an unregulated generation portfolio. Despite being in completely uncharted waters, we were able to achieve a settlement with the IURC and key stakeholders.

When approved by FERC, this settlement will give us tremendous flexibility to retain the efficiencies of jointly dispatching the system while at the same time ensuring that neither the regulated nor the unregulated assets are called upon to subsidize the other.

We also continued implementation of our purchased power tracker in Indiana, an innovative rate mechanism that has enhanced our ability to balance our resource portfolio to meet customer demand in a cost-effective manner. The tracker allows us to recover on a timely basis the costs of purchased power necessary to maintain an adequate reserve margin.

We successfully renegotiated a new, market-based wholesale power supply agreement between CG&E and Union Light Heat & Power (ULH&P) at a price that provides us stable earnings for the next several years. Because the agreement also gives the Kentucky retail customers price stability in an uncertain market, we were able to negotiate an increase without the necessity of filing a time-consuming and expensive rate case. Moreover, as part of the settlement, the

Premier Regulated Distribution Franchises

fig. **3** Our regulated distribution businesses have consistently achieved performance measures and return on equity above the industry average.

Customers	Electric: 1.5 million Gas: 500,000
Regulated Generation	6,000 MW
Transmission & Distribution	Electric: 46,000 miles Gas: 8,000 miles

MW = Megawatt



PSI
CG&E/ULH&P

Kentucky Public Service Commission (KPSC) issued required findings permitting CG&E to transfer its generating assets to a nonregulated affiliate.

The retail customer choice program in Ohio began this past year. We successfully implemented and revised over 70 business processes in order to comply with regulatory requirements and Ohio's uniform business practices. Most important, we have implemented these processes without disruption of service to our customers.

Late last year, FERC approved MISO as a regional transmission organization and encouraged all transmission owners in the Midwest to join. Similarly, the IURC approved the transfer of functional control of Indiana utility transmission systems to MISO. The purpose of MISO, which is headquartered in Carmel, Ind., is to promote competition in the wholesale market and improve reliability for all customers. We remain committed to the development of a seamless market in the Midwest and the establishment of one Regional Transmission Organization (RTO), which would include all of the transmission systems in the region.

The FERC and IURC decisions to approve MISO validate Cinergy's leadership as a founding member of the MISO.

2001's regulatory successes must be followed by strong execution in 2002. In Indiana, this means securing IURC approval of our plan to enhance PSI's generation resource base through the transfer of the 129-megawatt Henry County (Ind.) peaking station and the 640-megawatt Madison (Ohio) peaking station from Cinergy Capital & Trading to PSI.

This transfer will help make up the substantial resource deficiency that currently exists in Indiana. These resources will be in addition to the 200 megawatts of additional capacity approved by the IURC late last year when it approved PSI's request to repower its Noblesville Station from coal to natural gas.

In addition, to capture fully the capital costs associated with both the environmental compliance projects and new generation additions, PSI anticipates filing for a general retail rate increase in mid to late 2002. Due to the staggered timing of in-service dates associated with these substantial capital projects, PSI anticipates that it will need to file a second retail rate increase case in late 2003.

Our regulatory team will also be focused on driving successful outcomes in the gas rate cases we filed in Kentucky and Ohio last year. In both cases, we are asking for a tracker that will allow us to receive accelerated cost recovery of our program to replace aging cast iron and bare steel mains with plastic pipe.

On Feb. 1, 2002, the KPSC granted a $2.7 million, or 2.8%, increase in annual base rates for ULH&P's natural gas distribution service. In addition, the KPSC approved the implementation of the tracker mechanism for the accelerated gas main replacement program.

We continue to negotiate with the parties to our gas rate case in Ohio, where we have sought a $26 million, or 5.3%, increase in our base rates, as well as the tracker mechanism discussed above.

Maintaining Low Prices is One Key to Regulatory Success

fig. 4 Everywhere we operate, our rates are well below the national average.


8
6
4
2
Indiana
Kentucky
Ohio
National Average
kWh = Kilowatthour

2000 Retail Rates
(Cents per kWh)

A PREMIER COMMITMENT *to* **OPERATIONAL EXCELLENCE** *and* **CUSTOMER SERVICE**

Our focus on operational excellence and customer service has never been sharper. We continue to enhance our commitment to our customers by continuously finding new ways to deliver service more efficiently.

In 2001, Cinergy scored in the top quartile among U.S. utilities for overall customer satisfaction, as measured by a well-known national consumer research firm. Cinergy also scored well above the Midwest regional and national averages in customer service, billing and payment, and power quality and reliability. Additionally, our customer call centers received national performance recognition by winning Teleperformance Company's 2001 Grand Prix Award.

We continued to refine our innovative and very successful demand reduction program, PowerShare,℠ in the summer of 2001. The crowning achievement was national recognition of PowerShare℠ as one of the best peak-load management programs in the country by the Peak Load Management Alliance at its fall conference in Washington, D.C.

Our emergency response efforts also continue to be among the best in the business. A high number of storms in our service area in 2001 resulted in a 50% increase in the number of storm-related customer outages, making for a very active year for our transmission and distribution operations employees.

Using enhanced emergency restoration procedures and our new automated trouble-call/outage management system, we limited

%
reduction
in electric T&D
cost *per customer*
is equal to
$900,000

Ken Pope, Senior Mechanic, Material & Repair, CG&E: Ken is responsible for the fabrication of steel for substations. With every substation construction project, Ken is behind the scenes working to fabricate the precise steel materials needed to complete the job. He understands the importance of his work and what it means to build strong, efficient substations.



Indiana Projected Price Comparisons

fig. 5 After a total proposed rate increase of about 15% within the next five years in Indiana, PSI prices will remain below state and national averages.



8
6
4
2
(Cents per kWh)

- PSI
- PSI (after proposed increases)
- Indiana Average (2000)
- U.S. Average (2000)

kWh = Kilowatthour



transmission system *to* improve reliability

Paige Jones, Analyst,
Control Area Operations

Paige is currently Cinergy's Settlements Project Lead involved in the MISO project. Her experience with MISO has been a success. She continues to ensure that MISO complies with the settlement operating policies of Cinergy's transmission system. Paige has had a major role in helping the MISO settlement department mesh Cinergy's business practices with the practices of 22 other energy entity members.

the increase in storm restoration expense to 24% and improved restoration times.

We continue to seek ways to enhance our operations in a cost-effective manner. Through improved vegetation management and maintenance practices, outage analysis software and full deployment of our trouble call system, we have been able to maintain steady reliability while holding costs in line.

Finally, a review of our commitment to operational excellence in 2001 would not be complete without a discussion of cost management.

In 2001, sales of gas and electricity were substantially lower than normal due to milder weather, loss of steel production and the general economic slowdown. In addition, colder-than-normal temperatures in December 2000, a spike in natural gas prices and an Ohio regulatory commission moratorium on disconnections during the winter heating season resulted in a significant increase in bad debt expense.

Our regulated businesses were able to offset these negative effects on earnings, not only through the successful regulatory outcomes described above, but also through the aggressive management of operating expenses and capital expenditures.

Though we pride ourselves on being a cost leader, we know that there are some areas where we can do better. And we intend to do just that.

Our cost management efforts are enhanced by the substantial investments we've made in technology over the past few years. These investments fully integrate the information systems that control our work processes and enable the sharing of a common database. This technology platform and our "digital utility" initiative

Improving Our Already Low-Cost Positions: Electric T&D Operations and Maintenance

fig. **6** Significant improvements in electric T&D have propelled us into the top tier of U.S. companies for managing costs and improving operations.


100
75
50
25
1996
1997
1998
1999
2000

(Dollars per customer)

▫ Cinergy Average
▫ Industry Average

will allow us to operate much more efficiently at reduced costs in the years ahead.

We also continue to enhance our customer service technology, giving customers expanded channels — such as online chat, e-mail and shared Web browsing — for doing business with us. We are also planning the rollout of a new customer model, which will consolidate our customer contact centers and back-office processing while enhancing local customer contact opportunities through increased use of pay stations.

We believe our significant investments in technology will enable us to continue to provide outstanding customer service while continuing to drive down the cost of providing such service.

EMPLOYEE FOCUS: LEVERAGING "*The* POWER *of* ONE"

No discussion of our premier regulated businesses would be complete without mentioning the 4,500 men and women in our regulated businesses whose dedication, hard work and commitment to Cinergy and its stakeholders help ensure our success. We are also mindful that for us to continue to be successful, "commitment" must never be a one-way street. Our commitment to our employees is manifested in three principal ways.

The primary commitment we make to every employee is that we will provide a safe work environment. To underscore this commitment, last year we implemented a "zero tolerance" program to enhance the focus on workplace safety. The program paid off: In 2001, we significantly reduced our number of lost-time, restricted duty and recordable accidents compared to 2000.

Another commitment is to a balanced and diverse work force. We continued a very active diversity program in 2001. Our diversity steering committee, with 16 representatives from various departments, met regularly and provided guidance on diversity initiatives. Moreover, we continue to develop innovative recruiting programs and practices that enhance our ability to attract diverse individuals and retain them in positions that they have not traditionally occupied.

Finally, as with many utilities and other businesses across the country, our work force is aging. We are committed to addressing these demographic changes proactively through recruitment and training programs that will make for a seamless transition.

In addition, we are committed to developing the next generation of leaders of our business unit. In 2001, we redesigned the regulated businesses unit's leadership development program to identify and prepare the employees who may take on greater responsibility in the future. Through this program we will create an environment of continued learning and ever-increasing responsibility so that we are positioned for success both now and in the future.

Continued progress in these critical areas for our stakeholders strengthens our position and enhances our ability to achieve our overall business unit goals for years to come.

Improving Our Already Low-Cost Positions: Gas Distribution Operations and Maintenance

fig. 7 Significant improvements in gas distribution have propelled us into the top tier of U.S. companies in managing costs and improving operations.


60
45
30
15
1996
1997
1998
1999
2000*
(Dollars per customer)
Cinergy Average
Industry Average
*Excludes Newport gas customer outage.

low-cost operation *with* diverse baseload coal *and* gas peaking assets


CINE

***Jon Walden**, Production Team Coordinator, Gibson Station:*
As a member of Cinergy's Optimization Team, Jon breaks down existing work processes, reviews components and develops new processes that can optimize our Gibson Station's production and cost effectiveness. With his leadership and communication skills, he brings together a team of dedicated employees and provides them the tools to help them meet their efficiency goals.

ENERGY MERCHANT

Diversified, low-cost operations with limited exposure to declining prices

Our energy merchant business offers both earnings growth opportunities and earnings stability. This is a business where we are certainly leveraging "the power of one." The daily contributions of our people to our success are self-evident. Customer origination, cogeneration, and marketing and trading are our growth opportunities. At the same time, we believe our customer portfolios and low-cost position will allow us to prosper in various commodity-price environments.

Many industry experts believe there will be significant pressure on prices over the next two years, and we agree. However, with almost 90% of our gross margins tied to the long-term contracts of our regulated operations, and with the way we constantly strive to balance supply and demand, we have little exposure to volatile power prices.

Our low-cost, diverse baseload coal and gas peaking assets along with the critical role of our marketing and trading organization allow us to offer the least-cost peaking supply solution while maximizing margins through sales in off-peak periods.

Our strategy for our energy merchant business is to increase our market share in our region. At the same time, we are systematically expanding to adjacent areas. We will accomplish both of these objectives through a customer-led origination approach, and we will only move into a new region when opportunity is well understood and the risks are well managed and minimized.

We have a huge market opportunity in our backyard, the East Central Area Reliability (ECAR) region, which covers all or parts of nine Midwest states and is the third-largest reliability region in the United States. Over 500 municipal and cooperative systems are located in ECAR.

CUSTOMER ORIGINATION: RAPID GROWTH *by* PROVIDING TAILORED SOLUTIONS

Our origination efforts are geared toward tailored customer solutions ranging from simple customer commodity contracts to highly structured transactions. These arrangements make the most of our assets and multiple-commodity capabilities and help us meet our customers' full requirements. We focus on medium-size customers and average terms of less than two years.

Using our full range of physical commodities, including electricity, natural gas and coal, along with our operational expertise, we can develop customized but simple solutions that meet our customers' complex needs.

The essence of our value creation in this business is simply to minimize market risks while optimizing our assets and growing our customer reach. This strong focus and balanced approach make Cinergy uniquely qualified to offer simple or structured solutions.

Diversified, Low-Cost Generation Protects Margins

fig. **8** In 2000, our production costs for our generation fleet were well below those of our regional and national peers. We have held these costs flat while increasing output 20% over the last five years.



15
10

(Dollars per MWh)

- Energy Merchant
- Regional Average
- National Average

MWh = Megawatthour



Energy Merchant Generation

- **60%** Baseload Coal
- **40%** Peaking Gas

We were fortunate to inherit a strategic location that gives us the physical ability to reach 45% of the total energy consumption in the United States. This presents sizable market opportunities.

An old-fashioned partnering approach emphasizing shared benefits is very important to our business. We create value for our customers by listening to them and supplying physical and financial solutions that meet their needs.

A good example of this approach is the City of Hamilton, Ohio, where we worked together to jointly define and structure customized commodity solutions. As a result, we have been selected to provide a broad array of energy solutions to a very important customer. Our relationship has grown to include a variety of services, including electricity, coal, ancillary services, emissions credits, ash disposal and lime. All of these have created long-term value for the city and a long-term partnership for Cinergy.

Rather than pushing a *product du jour*, we believe that our approach of emphasizing partnering and balance provides longevity and sustainability in our business.

COGENERATION: UNIQUE EXPERTISE, EARNINGS CONTRIBUTIONS *and a* GROWING MARKET POTENTIAL

When combined with our track record of operations, commodity services and environmental focus, Cinergy Solutions provides an offering that our competition finds tough to match. Cinergy Solutions is fast becoming a top-10 leader in the cogeneration marketplace because of its unique value proposition, which offers:

- Customized energy solutions for energy and steam-intensive customers.
- Improving environmental operations while providing economical energy and energy management services. These include fuel procurement, water quality management, compressed air, utilities infrastructure management, and trading and risk-management services. These are bundled with core combined heat and power (CHP) competencies (steam and electricity).
- A concentration on best-fit industries, such as chemicals, primary metals, food processing, paper and pulp, and refineries throughout the United States.
- Margins derived from a combination of equity returns on capital and development, operations, construction and/or fuel management fees.
- A focus on operational excellence, safety and environmental compliance.

This business, which we started only three years ago, doubled its gross margins in 2001. Of the estimated 80,000-megawatt commercial and industrial customer potential, Cinergy Solutions has about a 2% market share and we expect this to grow to over 3% by 2006. That is why — even with major repeat customers, including General Motors, Eastman Kodak, BP Amoco and Millennium Chemicals — we feel we have only scratched the surface in this market.

Customer Origination — Multi-Regional Growth Opportunity and Results



fig. 9 We are systematically expanding by becoming active in multiple regions that represent more than 45% of the total energy consumption in the United States.

Customer Origination

1.4% Contribution to 2002 Projected EBITDA



1st choice *of our* midwest wholesale customers



Renee Marko, Director, Marketing: Renee's focus is to develop strategies for marketing to new and existing customers. Renee has the drive and focus to help Cinergy's customers succeed at getting the wholesale commodities they need. Her personal approach with her customers, along with a strong belief in her work, has given her the ability to build strong business relationships, execute new deals and establish a growing and trusting customer base for Cinergy's Energy Merchant business.

MARKETING *and* TRADING: EARNINGS GROWTH PLUS RISK *and* VOLATILITY MANAGEMENT

While Cinergy was fortunate to inherit many of its competitive advantages, we have also worked hard to create an edge in the marketplace with the creation of the Cinergy Midwest trading hub. Even though we aren't the largest in the area, our early actions and continued support have resulted in the market now referring to the ECAR region as "into Cinergy." This designation catapulted Cinergy to the ranks of one of the top power-trading organizations in the United States, competing head-to-head with large national companies.

With the hub organized around our extensive electric and gas transmission networks, it has become the most liquid power-trading hub in the United States. All of this provides competitive information, but just as importantly, it provides the liquidity necessary to manage the risks of a complex and often volatile marketplace. In fact, 95% of our energy trades are executed around our assets at the Cinergy hub and with a term of less than 60 days.

In natural gas trading, our exclusive relationships with Apache and Kerr-McGee to market the output of their more than 1,500 wellheads have allowed us to quickly grow our physical volumes. We've complemented our physical commodity platform with an industry-recognized team of financial traders who continue to provide exemplary returns and exciting growth opportunities.

2002 will no doubt provide new challenges and a year where margins may remain squeezed due to reduced volatility. But we also see this time as the opportunity to use our balanced approach and customer focus to increase market share and expand customer scope. Our low-cost assets, strategic location

Cogeneration — Significant Traction with Great Market Potential

fig. **10** Our unique offering that competitors can't match is our Cinergy Solutions cogeneration business.


80
60
40
20
(Gigawatts)
2000
2001
Targeted Industrial Market Potential

Cogeneration

2.2% Contribution to 2002 Projected EBITDA



Chip O'Donnell, Vice President, Business Development, Cinergy Solutions:
Chip helps to provide the solutions industrial companies look for when they are serious about lowering their costs and improving their environmental performance and energy reliability. He focuses on customers' needs and delivers a customized approach to help them improve their operational value.



customized energy **solution** *for* energy and steam-intensive **customers**

and expanding commodity abilities allow us to better serve our customers and grow our business within acceptable risks and returns.

We constantly strive to improve our margins through increased efficiency and reduced risk relative to the reward or potential profit from better information, knowledge and market understanding. Our point of view is that, regional and national economic conditions, weather, generation and fuel reserves, and political and regulatory uncertainty, will ensure that volatility does not remain low for extended periods of time.

Although we feel we have achieved great success by balancing supply and demand, we are only in the beginning stages of the marketing and trading business. We look forward to continued growth for the next several years.

GENERATION: OPTIMIZING OUR ELITE FLEET

We have added about 1,800 unregulated megawatts of natural gas generation over the last two years. We've also enhanced our baseload fleet by almost 700 megawatts by continuously improving our operational efficiencies. The growth in our generation fleet has reduced overall risk by balancing our portfolio and diversifying our operations geographically as well as by fuel and capacity.

Our gas peaking additions were originally constructed as unregulated assets. We plan to use a significant portion of this new generation to support our regulated operations' substantial capacity needs. These plants offer a cost-effective and reliable solution to our customers' growing need for electricity.

Marketing and Trading — Integral to Managing Risk and Volatility

fig. 11 Marketing and trading expertise has allowed us to effectively disseminate risk and better balance customer and supply portfolios.

Marketing and Trading

3.1% Contribution to 2002 Projected EBITDA



Number of Transactions

5% Term greater than 60 days
95% Term less than 60 days



We have requested IURC approval to transfer approximately 800 megawatts of our new generation to PSI in Indiana. We plan to recover our fixed costs associated with these facilities through the purchased power tracker prior to putting them in the rate base through a rate case filing scheduled for mid-2002.

In addition, CG&E will have a call option on up to 400 megawatts from our peaking plants in the southern United States. This expense can be deferred under CG&E's Ohio transition plan. The remaining 600 megawatts of merchant generation will provide the necessary reserve margin for our remaining wholesale supply contracts.

As noted earlier, Cinergy was able to achieve a major settlement with FERC, the IURC and other key stakeholders. In a precedent-setting way, it lets us dispatch our regulated and unregulated generation systems jointly and ensures that neither the regulated nor the unregulated assets are called upon to subsidize the other.

As part of the settlement, the IURC also issued the findings necessary under federal regulations for CG&E to transfer its generating assets to our nonregulated affiliate. The ability to jointly dispatch the Indiana and Ohio generation assets provides flexibility and efficiencies and reduces the overall physical risks for Cinergy and its customers.

Additionally, our production costs for our entire fleet are about 9% below our regional peers, and we have been able to hold these costs flat while increasing our output 20% over the last five years. Our low costs are largely due to low fuel costs. Even though spot prices for coal rose substantially in 2001, our forecasted coal needs are totally contracted through 2003, and they are 90% covered in 2004.

POSITIONED *for* GROWTH

We have always subscribed to the notion that people are our central focus. Good employees are vital to the continued success of our energy merchant business. We must continue to attract and retain the best and the brightest people while creating an environment that promotes innovation.

We wake up every day with this challenge — to manage the most complex marketplace in the world in the best way possible with an attention to detail, a rigor of execution and a commitment to "sweat the small stuff." We have been able to attract some of the top commercial talent in the energy industry and combine it with unparalleled operations talent. This has enabled the creation of a customer-focused, can-do team capable of managing and benefiting from the constantly changing market.

Given our considerable competence surrounding the complete electricity generation value chain — from fuel procurement through operations and maintenance to product delivery — we are able to maximize the value of our existing assets.

By "sweating the small stuff," we are able to provide the highest value energy solutions to our customers while optimizing the risk/reward ratio of these solutions for our stakeholders. Our focus on balance and stable growth, combined with our power of one efforts, provides a powerful vision of Cinergy's energy merchant future.

Commodity-Neutral Position: Limited Exposure to Declining Prices


Total Merchant Generation (7,000 MW)
MW = Megawatt
Remaining Balance for Existing Wholesale Supply Contracts
600 MW
Transfer to Support CG&E Retail Reserve Margins
400 MW
Transfer to PSI
800 MW
Committed to CG&E and ULH&P
5,200 MW

fig. **12** After transfer, 91% of our merchant generation and 96% of our entire fleet will be tied to long-term contracts for our regulated operations. We have very little exposure to falling power prices.

Fixed Cost Recovery

- **7,000 MW:** 91% of Total Merchant Generation
- **13,000 MW:** 96% of Total Cinergy Generation Owned

one on One



One percent reduction in A&G expenses for *only* the Energy Merchant business would save approximately $1 million per year

***Sean O'Brien**, Finance Specialist, Planning, Analysis & Performance Management:*
With his financial and analytical skills, Sean works on developing Energy Merchant planning and forecasting models so that business unit leaders can make informed and successful decisions every day. He helps to ensure that Cinergy's Energy Merchant group stays on course regarding its projected earnings growth targets, its asset optimization goals and its delivery of economical benefits to our customers and our stakeholders.

One cent increase in earnings per share is equal to $2.5 million *in* pre-tax earnings

***Brenda Melendez**, Assistant Manager, Management Reporting & Analysis:*
It is Brenda's job to understand the financial responsibilities and functions of Cinergy's business units. She applies her analytical skills to successfully assess financial statements, answer important accounting questions and implement new accounting pronouncements. Brenda knows the importance of her role and works hard to help ensure Cinergy remains a growing energy company.



One idea can become *a* successful business



***Paul Kling**, Manager, EnergyProjects℠:*
Paul leads a team that is implementing a business idea to market our regulated maintenance, construction and engineering services. EnergyProjects, a division of Cinergy One Inc., offers an array of services that utilize our core competencies in the electric and gas operations areas. EnergyProjects provides an opportunity for Cinergy to expand productivity and efficiency with competitive opportunities that take us beyond the scope of typical work.



1%

One vision shared by a team is the *only* way to achieve success

***Neeta Patel**, Manager, Strategy Development:*
Neeta and her team provide the short- and long-term strategic analysis that Cinergy's decision makers rely on. Based on open communication and detailed, robust analysis, Neeta's team is delivering the knowledge, market environment facts and proactive mindset that Cinergy needs to maintain a strong, reliable future for our customers and our stakeholders.

One portal gives Cinergy employees access to information from a central point regardless *of* where they are

***Rajani Menon**, Senior Analyst, MBA Rotational Program:*
Rajani oversees a 15-member cross-functional team charged with implementing, maintaining and enhancing Cinergy's employee enterprise portal serving 8,800 employees. Rajani is leading the way in improving how our employees do business. With dedication and knowledge in advanced technologies, Rajani and her team are developing a central point for employees to access real-time information and get the resources they need to effectively serve our customers.



1














1. James E. Rogers
Mr. Rogers, chairman of the board, president and chief executive officer of Cinergy, has been a director since 1993.

2. James K. Baker
Mr. Baker is the retired chairman and chief executive officer of Arvin Industries Inc., Columbus, Ind. He has served as a director since 1994.

3. Michael G. Browning
Mr. Browning is chairman and president of Browning Investments Inc., Carmel, Ind. He has served as a director since 1994.

4. Phillip R. Cox
Mr. Cox is president and chief executive officer of Cox Financial Corp., Cincinnati, Ohio. He has been a director since 1994.

5. John A. Hillenbrand II
Mr. Hillenbrand is chairman, president and chief executive officer of Glynnadam Inc., Batesville, Ind. He has served as a director since 1994.

6. George C. Juilfs
Mr. Juilfs is chairman and chief executive officer of SENCORP, Newport, Ky. He has been a director since 1994.

7. Thomas E. Petry
Mr. Petry is the retired chairman and chief executive officer of Eagle-Picher Industries Inc., Cincinnati, Ohio. He has been a director since 1994.

8. Jackson H. Randolph
Mr. Randolph, chairman emeritus of Cinergy, has been a director since 1993.

9. Mary L. Schapiro
Ms. Schapiro is president of NASD Regulation Inc., Washington, D.C. She has been a director since 1999.

10. John J. Schiff Jr.
Mr. Schiff is chairman, president and chief executive officer of Cincinnati Financial Corporation and The Cincinnati Insurance Company, Cincinnati, Ohio. He has been a director since 1994.

11. Philip R. Sharp
Mr. Sharp is a senior fellow in public policy at the John F. Kennedy School of Government at Harvard University in Cambridge, Mass. He has been a director since 1995.

12. Dudley S. Taft
Mr. Taft is president and chief executive officer of Taft Broadcasting Co., Cincinnati, Ohio. He has been a director since 1994.

James E. Rogers
Chairman of the board, president and chief executive officer

Wendy L. Aumiller
Acting Treasurer

John Bryant
Vice president of Cinergy and president of Cinergy Global Resources

Michael J. Cyrus
Executive vice president of Cinergy and chief executive officer of Energy Merchant

R. Foster Duncan
Executive vice president and chief financial officer

Douglas F. Esamann
President of PSI

Gregory C. Ficke
President of CG&E

William J. Grealis
Executive vice president

J. Joseph Hale Jr.
Vice president, corporate communications and president of Cinergy Foundation

M. Stephen Harkness
Vice president of Cinergy, and chief operations and financial officer of Energy Merchant

Donald B. Ingle Jr.
Vice president of Cinergy and president of Infrastructure Services

Julia S. Janson
Corporate secretary

Bernard F. Roberts
Vice president and comptroller

Larry E. Thomas
Executive vice president of Cinergy and vice chairman of PSI

James L. Turner
Executive vice president of Cinergy and chief executive officer of Regulated Businesses

Jerome A. Vennemann
Vice president, general counsel and assistant secretary

Timothy J. Verhagen
Vice president, human resources

Charles J. Winger
Vice president, corporate development

CINERGY CORP. COMMITTEES *of the* BOARD *of* DIRECTORS

Executive Committee
James E. Rogers*
James K. Baker
Michael G. Browning
Thomas E. Petry
Jackson H. Randolph
Dudley S. Taft

Audit Committee
James K. Baker*
John A. Hillenbrand II
Mary L. Schapiro
John J. Schiff Jr.
Philip R. Sharp

Compensation Committee
Michael G. Browning*
George C. Juilfs
Thomas E. Petry
John J. Schiff Jr.

Corporate Governance Committee
Dudley S. Taft*
Michael G. Browning
Phillip R. Cox

Public Policy Committee
John A. Hillenbrand II*
Phillip R. Cox
George C. Juilfs
Mary L. Schapiro
Philip R. Sharp

*(*Chairperson)*

In this report Cinergy (which includes Cinergy Corp. and all of our regulated and non-regulated subsidiaries) is, at times, referred to in the first person as "we", "our", or "us".

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

In this report we discuss various matters that may make management's corporate vision of the future clearer for you. This report outlines management's goals and projections for the future. These goals and projections are considered forward-looking statements and are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as "anticipate", "believe", "intend", "estimate", "expect", "continue", "should", "could", "may", "plan", "project", "predict", "will", and similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ are often presented with forward-looking statements. In addition, other factors could cause actual results to differ materially from those indicated in any forward-looking statement. These include:

> Factors affecting operations, such as:
  (1) unusual weather conditions;
  (2) catastrophic weather-related damage;
  (3) unscheduled generation outages;
  (4) unusual maintenance or repairs;
  (5) unanticipated changes in fossil fuel costs, gas supply costs, or availability constraints;
  (6) environmental incidents; and
  (7) electric transmission or gas pipeline system constraints.
> Legislative and regulatory initiatives regarding deregulation of the industry or potential national deregulation legislation.
> The timing and extent of the entry of additional competition in electric or gas markets and the effects of continued industry consolidation through the pursuit of mergers, acquisitions, and strategic alliances.
> Regulatory factors such as changes in the policies or procedures that set rates; changes in our ability to recover capital expenditures for environmental compliance, purchased power costs and investments made under traditional regulation through rates; and changes to the frequency and timing of rate increases.
> Financial or regulatory accounting principles or policies imposed by governing bodies.
> Political, legal, and economic conditions and developments in the United States (U.S.) and the foreign countries in which we have a presence. This would include inflation rates and monetary fluctuations.
> Changing market conditions and other factors related to physical energy and financial trading activities. These would include price, basis, credit, liquidity, volatility, capacity, transmission, currency exchange rates, interest rates, and warranty risks.
> The performance of projects undertaken by our non-regulated businesses and the success of efforts to invest in and develop new opportunities.
> Availability of, or cost of, capital.
> Employee workforce factors, including changes in key executives, collective bargaining agreements with union employees, and work stoppages.
> Legal and regulatory delays and other obstacles associated with mergers, acquisitions, and investments in joint ventures.
> Costs and effects of legal and administrative proceedings, settlements, investigations, and claims. Examples can be found in Note 13 of the Notes to Financial Statements.
> Changes in international, federal, state, or local legislative requirements, such as changes in tax laws, tax rates, and environmental laws and regulations.

Unless we otherwise have a duty to do so, the Securities and Exchange Commission's (SEC) rules do not require forward-looking statements to be revised or updated (whether as a result of changes in actual results, changes in assumptions, or other factors affecting the statements). Our forward-looking statements reflect our best beliefs as of the time they are made and may not be updated for subsequent developments.

The following discussion should be read in conjunction with the accompanying financial statements and related notes included elsewhere in this report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

INTRODUCTION

In the Review of Financial Condition and Results of Operations section, we explain our general operating environment, as well as our liquidity and capital resources and results of operations. Specifically, we discuss the following:

- factors affecting current and future operations;
- what our expenditures for construction and other commitments were during 2001, and what we expect them to be in 2002-2006;
- potential sources of cash for future capital expenditures;
- why revenues and expenses changed from period to period; and
- how the above items affect our overall financial condition.

ORGANIZATION

Cinergy Corp., a Delaware corporation created in October 1994, owns all outstanding common stock of The Cincinnati Gas & Electric Company (CG&E) and PSI Energy, Inc. (PSI), both of which are public utility subsidiaries. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Our other principal subsidiaries are:

- Cinergy Wholesale Energy, Inc. (Wholesale Energy);
- Cinergy Services, Inc. (Services);
- Cinergy Investments, Inc. (Investments);
- Cinergy Global Resources, Inc. (Global Resources); and
- Cinergy Technologies, Inc. (Technologies).

CG&E, an Ohio corporation, is a combination electric and gas public utility company that provides service in the southwestern portion of Ohio and, through its subsidiaries, in nearby areas of Kentucky and Indiana. CG&E's principal subsidiary, The Union Light, Heat and Power Company (ULH&P), is a Kentucky corporation that provides electric and gas service in northern Kentucky. CG&E's other subsidiaries are insignificant to its results of operations.

In 2001, CG&E began a transition to electric deregulation and customer choice. Currently, the competitive retail electric market in Ohio is in the development stage. CG&E is recovering its Public Utilities Commission of Ohio (PUCO) approved costs and retail electric rates are frozen during this market development period. See the Retail Market Developments section in Electric Industry for a discussion of key elements on Ohio deregulation.

PSI, an Indiana corporation, is a vertically integrated and regulated electric utility that provides service in north central, central, and southern Indiana.

The following table presents further information related to the operations of our domestic utility companies (our operating companies):

Principal Line(s) of Business
CG&E and subsidiaries ▷ Generation, transmission, distribution, and sale of electricity ▷ Sale and/or transportation of natural gas
PSI ▷ Generation, transmission, distribution, and sale of electricity

Wholesale Energy is a holding company for Cinergy's energy commodity businesses, including electric production, as the generation assets eventually become unbundled from the utility subsidiaries. See the Retail Market Developments section in Electric Industry for a discussion on Ohio deregulation. Cinergy Power Generation Services, LLC (Generation Services), a wholly-owned subsidiary of Wholesale Energy, provides electric production-related construction, operation and maintenance services to certain affiliates and non-affiliated third parties.

Services is a service company that provides our subsidiaries with a variety of centralized administrative, management, and support services. Investments holds most of our domestic non-regulated, energy-related businesses and investments. Global Resources holds most of our international businesses and investments and directs our renewable energy investing activities (for example, wind farms). Technologies primarily holds our portfolio of technology-related investments.

We conduct operations through our subsidiaries, and manage through the following three business units:

- Energy Merchant Business Unit (Energy Merchant);
- Regulated Businesses Business Unit (Regulated Businesses); and
- Power Technology and Infrastructure Services Business Unit (Power Technology).

See Note 16 of the Notes to Financial Statements for financial information by business segment.

LIQUIDITY *and* CAPITAL RESOURCES

Comparative Cash Flow Analysis

At December 31, 2001, Cinergy's consolidated cash and cash equivalents totaled $111 million compared to $93 million at December 31, 2000. The increase reflects increases in cash from operating activities and new financings, offset in part by additional expenditures for our operating companies' construction programs and additional investments, including peaking generation assets.

Operating Activities Our cash flows from operating activities were $694 million, $618 million, and $478 million for the years ended December 31, 2001, 2000, and 1999, respectively. Cinergy's net cash provided by operating activities increased during 2001, as compared to 2000, primarily due to increased income and a net cash inflow from working capital fluctuations. Cinergy's net cash provided by operating activities increased during 2000, as compared to 1999, primarily due to the one-time cash payment in 1999 for the purchase of the remainder of Dynegy Inc.'s 25 year contract for coal gasification services.

The tariff-based gross margins of our operating companies continue to be the principal source of cash from operating activities. The diversified retail customer mix of residential, commercial, and industrial classes and a commodity mix of gas and electric service provides a reasonably predictable gross cash flow.

Financing Activities Our financing activities provided cash inflows of $866 million and $158 million for the years ended December 31, 2001 and 2000, respectively, and $356 million of net cash used for the year ended December 31, 1999. Cinergy's net cash provided by financing activities increased during 2001, as compared to 2000, primarily due to the net proceeds from the issuance of *Preferred trust securities* and proceeds from debt issuances to fund the purchase of new generating facilities and environmental compliance expenditures as discussed in the Investing Activities section. Cinergy's net cash provided by financing activities increased in 2000, as compared to 1999, primarily due to a net increase in long-term and short-term borrowings.

Investing Activities Our cash flows used in investing activities were $1.5 billion, $765 million, and $141 million for the years ended December 31, 2001, 2000, and 1999, respectively. Cinergy's net cash used in investing activities increased in 2001, as compared to 2000, as a result of an increase in capital expenditures related to environmental compliance projects. See the Environmental Commitment and Contingency Issues section for further information. Cinergy's increase also reflects the acquisition of additional peaking capacity including the 480 megawatt (MW) Brownsville and the 550 MW Caledonia peaking stations. The increase in Cinergy's cash used in investing activities in 2000, as compared to 1999, primarily reflects the impact from proceeds of $690 million received in 1999 from the sale of our 50% ownership interest in Midlands Electricity plc (Midlands).

For further detail regarding the classification of these items, see our Consolidated Statements of Cash Flows.

Capital Requirements

Our actual construction and other committed expenditures for 2001 were $1.6 billion. Our forecasted construction and other committed expenditures (in nominal dollars) are $889 million for the year 2002 and $3.1 billion for the five-year period 2002-2006. This forecast includes an estimate of expenditures in accordance with our plans regarding nitrogen oxide (NO_X) emission control standards and other environmental compliance (excluding implementation of the tentative U.S. Environmental Protection Agency (EPA) Agreement), as discussed in EPA Agreement below.

All forecasted amounts and the underlying assumptions are subject to risks and uncertainties as disclosed in the Cautionary Statements Regarding Forward-Looking Information.

Environmental Commitment and Contingency Issues

EPA Agreement On December 21, 2000, Cinergy, CG&E, and PSI reached an agreement in principle with the EPA, the U.S. Department of Justice (Justice Department), three northeast states, and two environmental groups that could serve as the basis for a negotiated resolution of Clean Air Act (CAA) Amendments claims and other related matters brought against coal-fired power plants owned and operated by Cinergy's operating companies. The estimated cost for these capital expenditures is expected to be approximately $700 million. These capital expenditures are in addition to our previously announced commitment to install NO_X controls at an estimated cost of approximately $800 million (in nominal dollars) between 2001 and 2005. In 2001, we spent $260 million for NO_X and other environmental compliance projects. Forecasted expenditures for NO_X and other environmental compliance projects (in nominal dollars) are approximately $250 million for 2002 and $600 million for the 2002-2006 period. See Note 13 of the Notes to Financial Statements for a discussion of the EPA Agreement and related environmental issues.

Manufactured Gas Plant (MGP) Sites In November 1998, PSI entered into a Site Participation and Cost Sharing Agreement with Northern Indiana Public Service Company and Indiana Gas Company, Inc. related to contamination at MGP sites, which PSI or its predecessors previously owned. Until investigation and remediation activities have been completed on these sites, we are unable to reasonably estimate the total costs and impact on our financial position or results of operations. In relation to the MGP claims, PSI also filed suit against its general liability insurance carriers. Subsequently, PSI sought a declaratory judgment to obligate its insurance carriers to (1) defend MGP claims against PSI, or (2) pay PSI's costs of defense and compensate PSI for its costs of investigating, preventing, mitigating, and remediating damage to property and paying claims related to MGP sites. At the present time, PSI cannot predict the outcome of this litigation. See Note 13(g) of the Notes to Financial Statements for further information.

Ambient Air Standards In 1997, the EPA revised the National Ambient Air Quality Standards for ozone and fine particulate matter. Fine particulate matter refers to very small solid or liquid particles in the air. The EPA has estimated that it will take up to five years to collect sufficient ambient air monitoring data to determine fine particulate matter non-attainment areas. A fine particulate monitoring network was put in place during 1999 and 2000. Following identification of non-attainment areas, the states will identify the sources of particulate emissions and develop emission reduction plans. These plans may be state-specific or regional. We currently cannot predict the exact amount and timing of required reductions.

On May 14, 1999, the U.S. Circuit Court of Appeals for the District of Columbia (Court of Appeals) ruled that the EPA's final rule establishing the new eight-hour ozone standard and the fine particulate matter standard constituted an invalid delegation of legislative authority. In June 1999, the EPA appealed the decision. On February 27, 2001, the U.S. Supreme Court (Supreme Court) reversed the Court of Appeals' ruling. However, the Supreme Court invalidated the EPA's implementation procedure for the portion of the case dealing with the eight-hour ozone standard. The EPA currently is evaluating approaches for implementing the eight-hour ozone standard in accordance with the Supreme Court's opinion. Meanwhile, the Court of Appeals continues to consider the validity of the eight-hour ozone standard and the fine particulate matter standard, as a number of issues that were raised by the parties were not addressed in its original opinion invalidating those standards. The parties have filed supplemental briefs on these issues, and further oral argument was held in December 2001. A decision by the Court of Appeals is expected in the spring of 2002. We currently cannot determine the outcome of this litigation or of future EPA actions in response to the litigation and the effects on future emissions reduction requirements.

Regional Haze The EPA published the final regional haze rule on July 1, 1999. This rule established planning and emission reduction timelines for states to use to improve visibility in national parks throughout the U.S. The ultimate effect of the new regional haze rule could be requirements for (1) newer and cleaner technologies and additional controls on conventional particulates and (2) reductions in sulfur dioxide (SO_2) and NO_X emissions from utility sources. If more utility emissions reductions are required, the compliance cost could be significant. In August 1999, several industry groups (some of which we are a member) filed a challenge to the regional haze rules with the Court of Appeals. Parties have filed their briefs in this case and oral argument will be held in the first quarter of 2002. In addition, several industry groups (some of which we are a member) have petitioned the Bush Administration to reconsider its approach to regional haze, including possible modifications to the rule and/or settlement of the lawsuit. We currently cannot determine the outcome or effects of the EPA's, courts', or states' determinations.

In July 2001, the EPA proposed guidance to implement portions of the regional haze rule. This guidance recommends that states require widespread installation of scrubbers to reduce SO_2 emissions. Several industry groups (some of which we are a member) commented that the EPA's recommendations exceed the scope of the law and the regional haze recommendations. We currently cannot determine whether or how the EPA will modify the scope of this guidance, or whether the states in which we operate will adopt the EPA's proposed guidance.

Global Climate In December 1997, delegates to the United Nations' climate summit in Japan adopted an agreement, the Kyoto Protocol, to address global warming. The Kyoto Protocol establishes legally binding greenhouse gas emission (man-made pollutants thought to be artificially warming the earth's atmosphere) targets for developed nations. On November 12, 1998, the U.S. signed the Kyoto Protocol; however, it will not be effective in the U.S. until it is approved by a two-thirds vote of the U.S. Senate, which is currently deemed unlikely.

In March 2001, the Bush Administration announced that the U.S. was not interested in ratifying the Kyoto Protocol. Talks resumed without active U.S. participation at the Conference of the Parties in Bonn, Germany in July 2001, where the parties reached broad political agreement on the major outstanding issues. The Marrakech Accord, concluded at the seventh Conference of the Parties in November 2001, turned broad principles into a detailed set of rules that more clearly define the operating framework for the instruments and institutions created under the Kyoto Protocol. The Marrakech Accord set the stage for ratification of the Kyoto Protocol, although the U.S. continues to maintain its position against ratification. Because of a lack of U.S. support for the Kyoto Protocol or similar legislation, significant uncertainty exists about how and when greenhouse gas emissions reductions will be required. Our plan for managing the potential risk and uncertainty of regulations relating to climate change includes the following:

- implementing cost-effective greenhouse gas emission reduction and offsetting activities;
- funding research of more efficient and alternative electric generating technologies;
- funding research to better understand the causes and consequences of climate change;
- encouraging a global discussion of the issues and how best to manage them; and
- advocating comprehensive legislation for fossil-fired power plants.

Mercury The EPA's 1997 Mercury Study Report and Utility Report to Congress both conveyed that mercury is not a risk to the average American and expressed uncertainty about whether reductions in current domestic sources would reduce human mercury exposure. On December 14, 2000, the EPA made a determination that additional regulation of mercury emissions from coal-fired power plants was appropriate. It is currently developing a Maximum Achievable Control Technology standard for mercury. The EPA is expected to issue draft regulations in 2003 and final rules by 2004, with reductions required before 2010. We currently cannot predict the outcome or costs relating to the EPA's determination and subsequent regulation.

Other Investing Activities Our ability to invest in growth initiatives is limited by certain legal and regulatory requirements, including PUHCA. The PUHCA limits the types of non-utility businesses in which Cinergy and other registered holding companies under PUHCA can invest as well as the amount of capital that can be invested in permissible non-utility businesses. Also, the timing and amount of investments in the non-utility businesses is dependent on the development and favorable evaluations of opportunities. Under the PUHCA restrictions, we are allowed to invest or commit to invest in certain non-utility businesses, including:

1. Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO) An EWG is an entity, certified by the Federal Energy Regulatory Commission (FERC), devoted exclusively to owning and/or operating and selling power from one or more electric generating facilities. An EWG whose generating facilities are located in the U.S. is limited to making only wholesale sales of electricity.

A FUCO is a company all of whose utility assets and operations are located outside the U.S. and which are used for the generation, transmission, or distribution of electric energy for sale at retail or wholesale, or the distribution of gas at retail. An entity claiming status as a FUCO must provide notification thereof to the SEC under PUHCA.

In May 2001, the SEC issued an order under PUHCA authorizing Cinergy to invest (including by way of guarantees) an aggregate amount in EWGs and FUCOs equal to the sum of (1) our average consolidated retained earnings from time to time plus (2) \$2 billion. As of December 31, 2001, we had invested or committed to invest \$1.3 billion in EWGs and FUCOs, leaving available investment capacity under the May 2001 order of \$2 billion.

2. Qualifying Facilities and Energy-Related Non-utility Entities SEC regulations under the PUHCA permit Cinergy and other registered holding companies to invest and/or guarantee an amount equal to 15% of consolidated capitalization (consolidated capitalization is the sum of *Notes payable and other short-term obligations, Long-term debt* (including amounts due within one year), *Preferred trust securities, Cumulative preferred stock of subsidiaries,* and total *Common stock equity*) in domestic qualifying cogeneration and small power production plants (qualifying facilities) and certain other domestic energy-related non-utility entities. At December 31, 2001, we had invested and/or guaranteed approximately \$.5 billion of the \$1.2 billion available.

Financing Obligations

The following table presents our financing obligations:

(in millions)	2002	2003	2004	2005	2006	Thereafter	Total
	Payments Due by Period						
Notes payable and other short-term obligations	$ 877	$ -	$ -	$ -	$ -	$ 279[1]	$1,156
Capital lease obligations	3	3	3	3	4	19	35
Operating leases	45	36	26	21	18	61	207
Long-term debt (including due within one year)	148	192[2]	814	203[3][4]	334	2,065	3,756
Preferred trust securities	-	-	-	-	-	316	316
Total	$1,073	$231	$843	$227	$356	$2,740	$5,470

(1) Includes Variable Rate Pollution Control Notes depicted according to scheduled maturities, of which the holders of a majority of these notes have the right to redeem on any business day, with the remainder being redeemable annually. See Variable Rate Pollution Control Notes below.

(2) Includes 6.35% Debentures due June 15, 2038, reflected as maturing in 2003, as the interest rate resets on June 15, 2003.

(3) Includes 6.50% Debentures due August 1, 2026, reflected as maturing in 2005, as the interest rate resets on August 1, 2005.

(4) Includes 6.90% Debentures due June 1, 2025, reflected as maturing in 2005, as the debentures are putable to CG&E at the option of the holders on June 1, 2005.

Capital Resources

Notes Payable and Other Short-term Obligations

Short-term Borrowings At December 31, 2001, Cinergy Corp. had $437 million remaining unused and available capacity relating to its $1.2 billion revolving credit facilities. The revolving credit facilities were comprised of $400 million under a three-year senior revolving credit facility expiring in May 2004 and $775 million in revolving facilities expiring during the first half of 2002. In early 2002, Cinergy Corp. placed a $600 million, 364-day senior revolving credit facility to replace the facilities expiring in 2002. At December 31, 2001, certain of our non-regulated subsidiaries had $8 million of unused and available revolving credit lines.

In May 2001, CG&E filed an application with the PUCO to increase its short-term debt authority to $600 million and in June 2001, the PUCO granted this request. In April 2001, Cinergy Corp. filed an application with the SEC to increase PSI's and ULH&P's short-term debt authority to $600 million and $65 million, respectively. In August 2001, the SEC granted our request. As of December 31, 2001, our operating companies had regulatory authority to borrow up to a total of $1.27 billion in short-term debt ($671 million for CG&E and its subsidiaries, including $65 million for ULH&P, and $600 million for PSI.) As of December 31, 2001, CG&E and its subsidiaries had $226 million (including $39 million for ULH&P) unused and available and PSI had $557 million unused and available under their respective regulatory authority.

Our short-term financial arrangements include customary default provisions that could impact the continued availability of credit or result in the acceleration of repayment. These events include bankruptcy, defaults in payment of other indebtedness, judgments against Cinergy that are not paid or insured, or failure to meet or maintain covenants.

Uncommitted Lines In addition to revolving credit facilities, Cinergy, CG&E, and PSI also maintain uncommitted lines of credit. These facilities are not firm sources of capital and represent an informal agreement to lend money, subject to availability, with pricing to be determined at the time of advance. At December 31, 2001, Cinergy Corp.'s $40 million uncommitted line and CG&E's $15 million uncommitted line were unused. PSI's uncommitted line of $60 million was fully drawn at year-end.

Commercial Paper In early 2001, Cinergy Corp. expanded the commercial paper program to a maximum outstanding principal amount of $800 million and reduced the established lines of credit at CG&E and PSI. The expansion of the commercial paper program at the Cinergy Corp. level will, in part, support the short-term borrowing needs of CG&E and PSI and will eliminate the need for separate commercial paper programs. As of December 31, 2001, Cinergy Corp.'s commercial paper program was supported by $1.2 billion in revolving credit facilities, of which it had $125 million in commercial paper outstanding.

Variable Rate Pollution Control Notes CG&E and PSI have issued variable rate pollution control notes (tax-exempt notes obtained to finance equipment or land development for pollution control purposes). Because the holders of a majority of these notes have the right to redeem their notes on any business day, with the remainder being redeemable annually, they are reflected in *Notes payable and other*

short-term obligations in the Consolidated Balance Sheets. At December 31, 2001, Cinergy had $279 million ($196 million for CG&E and $83 million for PSI) outstanding in pollution control notes, classified as short-term debt.

Capital Leases Our operating companies are able to enter into capital leases subject to the authorization limitations of the applicable state utility commissions. Increases in these limits are subject to the approval of the respective commissions. As of December 31, 2001, unused capital lease authority was $93 million for CG&E and its subsidiaries. PSI did not have any remaining authority at December 31, 2001. During the first quarter of 2002, PSI intends to file an application with the Indiana Utility Regulatory Commission (IURC) requesting additional capital lease authority of up to $100 million. See Note 8(b) of the Notes to Financial Statements for additional information regarding capital leases.

Operating Leases We have entered into operating lease agreements for various facilities and properties such as computer, communication and transportation equipment, and office space. See Note 8(a) of the Notes to Financial Statements for additional information regarding operating leases.

Long-term Debt We are required to secure authority to issue long-term debt from the SEC under the PUHCA and the state utility commissions of Ohio, Kentucky, and Indiana. The SEC under the PUHCA regulates the issuance of long-term debt by Cinergy Corp. The respective state utility commissions regulate the issuance of long-term debt by our operating companies. In June 2000, the SEC issued an order under the PUHCA authorizing Cinergy Corp., over a five-year period expiring in June 2005, to increase its total capitalization based on a balance at December 31, 1999 (excluding retained earnings and accumulated other comprehensive income (loss)) by an additional $5 billion, through the issuance of any combination of equity and debt securities. This increased authorization is subject to certain conditions, including, among others, that common equity comprises at least 30% of Cinergy Corp.'s consolidated capital structure and that Cinergy Corp., under certain circumstances, maintains an investment grade rating on its senior debt obligations.

In May 2001, CG&E filed an application with the PUCO to increase its long-term debt authority to $400 million and in June 2001, the PUCO granted this request. As of December 31, 2001, $400 million remained unused and available under the PUCO authorization. PSI intends to file an application with the IURC requesting additional long-term debt issuance authority of up to $500 million. In November 2001, Cinergy Corp. filed a shelf registration statement with the SEC with respect to the issuance of common stock, preferred stock, and other securities with an aggregate amount of $800 million, and at December 31, 2001, $168 million remained unused and available under this registration statement. On February 19, 2002, Cinergy Corp. filed a registration statement to increase the available issuance under the shelf registration statement filed in November 2001, to approximately $200 million. On February 22, 2002, Cinergy sold 6.5 million shares of Cinergy Corp. common stock with net proceeds of approximately $200 million under these registration statements. We may, at any time, seek to issue additional long-term debt, subject to regulatory approval.

As of December 31, 2001, through shelf registration statements filed with the SEC under the Securities Act of 1933, as amended, we could issue the following amounts of debt securities:

(in millions)	CG&E and subsidiaries	PSI
First Mortgage Bonds and Other Secured Notes	$320	$205
Senior or Junior Unsecured Debt	80	400

Off-Balance Sheet Financing Cinergy uses special-purpose entities (SPE) from time to time to facilitate financing of various projects. Due to our lack of control of these entities, a substantive investment by unrelated parties, and various other criteria, Cinergy does not consolidate these SPEs. The following describes the major off-balance sheet financings.

(i) Power Sales Cinergy Capital & Trading, Inc. (Capital & Trading) is a 10% owner of two SPEs that were created to facilitate power sales to Central Maine Power (CMP). The SPEs raised capital to purchase CMP's existing power supply contracts from two independent power producers. The SPEs restructured the terms of the agreements, resulting in power sales contracts for approximately 45 MW, ending in 2009, and 35 MW, ending in 2016. Since the SPEs have no generation sources, power purchase agreements were entered into with Capital & Trading with near equivalent terms. The total debt outstanding at December 31, 2001, within these two SPEs is approximately $250 million. This debt is non-recourse to Cinergy and Capital & Trading in the event of non-performance by CMP. A portion of the cash flows received by the SPEs from CMP is reserved to pay the interest and principal on the debt.

Capital & Trading provides various services, including certain credit support facilities. All but one of these credit support facilities is capped at immaterial amounts. The non-capped facility can only be called upon in the event the SPE breaches representations, violates covenants, or other unlikely events.

Capital & Trading accounts for its 10% interest in both SPEs under the equity method of accounting.

(ii) Leasing Cinergy has an arrangement with an SPE that has contracted to buy five combustion turbines from an unrelated party. Cinergy will act as agent for the SPE in all turbine-related matters. Progress payments are being made by the SPE as the turbines are constructed, with estimated completion in 2003 for two of the turbines and 2004 for the remaining three. Total cost of the turbines being constructed, including interest during construction, is estimated at $185 million. The arrangement with the SPE allows Cinergy to elect any of the following at construction completion: (a) purchase the turbines for the total costs incurred by the SPE, (b) enter into a five-year operating lease, or (c) remarket the turbines with the proceeds distributed first to the debt holders and then to the equity holders of the SPE. Should Cinergy elect to remarket the turbines on behalf of the owners of the SPE, we are required to pay up to 89.9% of the turbine costs (including interest) to the SPE for use in payment of outstanding senior debt. The proceeds from the sales of turbines would then be used to recover the remaining turbine cost, with any residuals returned to Cinergy. During the construction period, Cinergy has agreed to indemnify the SPE for 89.9% of the construction cost of the turbines in an event of default under Cinergy's agency agreement. At December 31, 2001, approximately $30 million of progress payments had been made by the SPE. Neither the turbines nor any related debt is reflected in the financial statements because we have no ownership in, nor control of, the SPE. Cinergy is uncertain whether it will exercise the purchase option or enter into the five-year operating lease at the completion of construction.

(iii) Sales of Accounts Receivable Our operating companies have an agreement to sell, on a revolving basis, undivided interests in certain accounts receivable. At December 31, 2001, approximately $322 million of receivables were sold. Cash proceeds from these sales, net of a purchaser holdback of approximately 20%, were $257 million. For a more detailed discussion of our sales of accounts receivable, see Note 7 of the Notes to Financial Statements. In February 2002, our operating companies replaced their existing agreement to sell certain of their accounts receivable and related collections.

In addition to the items above, Cinergy holds investments in various unconsolidated subsidiaries which are accounted for under the equity method (see Note 1(b) (ii) of the Notes to Financial Statements). Cinergy has guaranteed approximately $12 million of the debt of these entities.

Securities Ratings As of January 31, 2002, the major credit ratings agencies rated our securities as follows:

	Fitch	Moody's[1]	S&P[2]
Cinergy Corp.			
Corporate Credit	BBB+	Baa2	BBB+/A-2
Senior Unsecured Debt	BBB+	Baa2	BBB+
Commercial Paper	F-2	P-2	A-2
Preferred Trust Securities	BBB+	Baa2	BBB
CG&E			
Senior Secured Debt	A-	A3	A-
Senior Unsecured Debt	BBB+	Baa1	BBB+
Junior Unsecured Debt	BBB	Baa2	BBB
Preferred Stock	BBB	Baa3	BBB
Commercial Paper	F-2	P-2	Not Rated
PSI			
Senior Secured Debt	A-	A3	A-
Senior Unsecured Debt	BBB+	Baa1	BBB+
Junior Unsecured Debt	BBB	Baa2	BBB
Preferred Stock	BBB	Baa3	BBB
Commercial Paper	F-2	P-2	Not Rated
ULH&P			
Senior Unsecured Debt	Not Rated	Baa1	BBB+

(1) Moody's Investors Service (Moody's)

(2) Standard & Poor's Ratings Services (S&P)

On December 12, 2000, S&P placed its ratings of Cinergy Corp. and its operating affiliates, CG&E and PSI, on CreditWatch with negative implications. On January 22, 2001, Moody's announced it had assigned negative outlooks to the debt and preferred stock securities of Cinergy Corp. and all of its subsidiaries. These actions were primarily in response to Cinergy's acquisition of the Brownsville and Caledonia power plants. See Supply-side Actions under Electric Industry for further discussion. Other items of concern included (1) the announcement that Cinergy Corp., CG&E, and PSI have reached an agreement in principle with the EPA; (2) the continuing uncertainty surrounding CG&E's post-deregulation corporate and financial structure; (3) the absence of restructuring legislation and stranded investment resolution in Indiana; and (4) Cinergy's emphasis on higher-risk non-regulated activities.

On September 4, 2001, Moody's placed the debt ratings of Cinergy Corp. on review for possible downgrade. These actions are primarily in response to Cinergy Corp.'s increased debt associated with its growing portfolio of peaking generation.

On November 14, 2001, Fitch changed the outlook of Cinergy's 'BBB+' Senior unsecured debt to negative from stable due to increased leverage and planned environmental expenditures.

These securities ratings may be revised or withdrawn at any time, and each rating should be evaluated independently of any other rating.

Equity Securities In addition to the authority to issue common stock pursuant to the SEC's June 2000 order permitting Cinergy Corp. to increase its total capitalization by $5 billion (as previously discussed), Cinergy Corp. may issue an additional 50 million shares of common stock for various stock-based plans, of which approximately 6 million shares had been issued as of December 31, 2001. We also have the option of purchasing shares of common stock on the open market to satisfy the obligations of our various stock-based plans. The proceeds from any new issuances will be used for general corporate purposes.

In November 2001, Cinergy Corp. chose to reinstitute the practice of issuing new Cinergy Corp. common shares to meet its obligations under the various employee stock plans and the Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan. This replaces the previous practice of purchasing open market shares to fulfill plan obligations.

The following table reflects the number of newly issued shares and purchased shares used to satisfy obligations under our various stock-based plans:

(in thousands)	2001	2000	1999
Purchased Shares	820	2,299	748
Issued Shares	508	77	291

See Note 2(a) of the Notes to Financial Statements for additional information on issued shares.

In November 2001, Cinergy Corp. filed a shelf registration statement with the SEC with respect to the issuance of common stock, preferred stock, and other securities with an aggregate amount of $800 million. In December 2001, Cinergy Corp. issued approximately $316 million notional amount of combined securities, a component of which was stock purchase contracts. These contracts obligate the holder to purchase common shares of Cinergy Corp. on or before February 2005. See Note 4 of the Notes to Financial Statements for additional information regarding the stock purchase contracts. On February 19, 2002, Cinergy Corp. filed a registration statement to increase the available issuance under the shelf registration statement filed in November 2001, to approximately $200 million. On February 22, 2002, Cinergy Corp. sold 6.5 million shares of common stock of Cinergy Corp. with net proceeds of approximately $200 million under these registration statements. The net proceeds from the transaction were used to reduce short-term debt of Cinergy Corp. and its subsidiaries and for other general corporate purposes.

Dividend Restrictions Cinergy Corp.'s ability to pay dividends to holders of its common stock is principally dependent on the ability of CG&E and PSI to pay Cinergy Corp. common dividends. Cinergy Corp., CG&E, and PSI cannot pay dividends on their common stock if preferred stock dividends or preferred trust dividends are in arrears. The amount of common stock dividends that each company can pay is also limited by certain capitalization and earnings requirements under CG&E's and PSI's credit instruments. Currently, these requirements do not impact the ability of either company to pay dividends on its common stock.

Guarantees We are subject to an SEC order under the PUHCA, which limits the amounts Cinergy Corp. can have outstanding under guarantees at any one time to $2 billion. As of December 31, 2001, we had $558 million outstanding under the guarantees issued, of which approximately 70% represents guarantees of obligations reflected on Cinergy's Consolidated Balance Sheets. The amount outstanding represents Cinergy Corp.'s guarantees of liabilities and commitments of its consolidated subsidiaries, unconsolidated subsidiaries, and joint ventures. See Note 13(b) of the Notes to Financial Statements for a further discussion of guarantees.

Collateral Requirements Cinergy has certain contracts in place, primarily with trading counterparties, that require the issuance of collateral in the event our debt ratings are downgraded below investment grade. Based upon our December 31, 2001 trading portfolio, if such an event were to occur, Cinergy would be required to issue up to approximately $30 million in collateral related to its gas trading operations.

Other Where subject to rate regulations, our operating companies have the ability to timely recover certain cash outlays through regulatory mechanisms such as fuel adjustment clause, purchased power tracker, gas cost recovery, and construction work in progress (CWIP) ratemaking. For further discussion see Electric Industry and Gas Industry.

We are exploring opportunities to monetize certain non-core investments, which would include our international and renewable assets operated by Global Resources and other technology investments. In that regard, management believes that the effects of potential asset dispositions will not result in material gains or losses or be material to our results of operations.

RESULTS of OPERATIONS

Summary of Results

Electric and gas gross margins and net income for the years ended December 31, 2001, 2000, and 1999 were as follows:

(in thousands)	2001	2000	1999
Electric gross margin	**$2,270,274**	$2,229,869	$2,052,602
Gas gross margin	**231,017**	267,304	212,153
Net income	**442,279**	399,466	403,641

Our diluted earnings per share (diluted EPS) for the year ended December 31, 2001, was $2.75 as compared to $2.50 for the year ended December 31, 2000. Included in 2000 results were previously reported one-time charges totaling $.11 per share related to a tentative agreement reached with the EPA and a limited early retirement program (LERP) offered to employees during 2000.

The increase in 2001 earnings was primarily attributable to increased electric gross margins within Energy Merchant's origination, marketing and trading segment, and reduced operating expenditures. Partially offsetting this increase were lower electric gross margins within our regulated operations, mainly driven by mild weather and a slowed economy, and increased depreciation and interest expenses associated with new investments. Gas gross margins decreased for the year ended December 31, 2001, as compared to 2000, primarily as a result of mild weather.

Our diluted EPS for the year ended December 31, 2000, was $2.50, as compared to $2.53 for the year ended December 31, 1999, mainly due to a decrease in contributions from our international operations, offset by increased earnings in our regulated business.

The contribution to earnings of our international operations decreased $.70 per share for the year ended December 31, 2000, as compared to 1999, primarily due to the loss of equity earnings and resulting gain from the sale of our share of Midlands, which took place in July 1999. For further details regarding this transaction, refer to Note 11 of the Notes to Financial Statements. Earnings from our regulated operations had a net increase of $.66 per share for the year 2000 as compared to 1999. This increase was primarily attributable to growth in electric margins and continued improvement in our commodity supply business. Growth in residential, commercial, and industrial customer bases, along with improvements in cost of sales, were somewhat offset by the effects of mild weather experienced during 2000.

Partially offsetting the overall increase in regulated operations were one-time charges totaling $.11 per share related to a tentative agreement with the EPA and the LERP offered in 2000 as part of a corporate restructuring initiative.

The explanations below follow the line items on our Consolidated Statements of Income. However, only the line items that varied significantly from prior periods are discussed.

Electric Operating Revenues

(in millions)	2001	2000	1999
Retail	**$2,691**	$2,692	$2,725
Wholesale	**5,432**	2,640	1,539
Transportation	**3**	-	-
Other	**55**	52	49
Total	**$8,181**	$5,384	$4,313

Electric operating revenues increased for the year ended December 31, 2001, as compared to 2000, mainly due to an increase in volumes and average price per megawatt-hour (MWh) realized on non-firm wholesale transactions related to energy marketing and trading activities. Non-firm power is power without a guaranteed commitment for physical delivery.

Electric operating revenues increased in 2000, as compared to 1999, mainly due to an increase in volumes and the average price per MWh realized on non-firm wholesale transactions related to energy marketing and trading activities.

Gas Operating Revenues

(in millions)	2001	2000	1999
Retail	**$ 547**	$ 429	$ 320
Wholesale	**4,071**	2,454	1,222
Transportation	**40**	56	51
Other	**5**	3	3
Total	**$4,663**	$2,942	$1,596

Gas operating revenues increased for the year ended December 31, 2001, as compared to 2000, primarily resulting from increased volumes sold by Cinergy Marketing & Trading, LP (Marketing & Trading).

Gas operating revenues increased in 2000, as compared to 1999, primarily as a result of a higher price realized per thousand cubic feet (mcf) sold by Marketing & Trading. During 2000, the market price of natural gas increased significantly, causing our operating companies to pay more for the gas it delivered to customers. The wholesale gas commodity cost is passed directly to the retail customer dollar-for-dollar under the gas cost recovery mechanism that is mandated by state law.

Other Revenues

Other operating revenues increased $67 million for the year ended December 31, 2000, as compared to 1999, primarily due to revenues resulting from the acquisition of an energy-related services affiliate in late 1999.

Operating Expenses

(in millions)	2001	2000	1999
Fuel	$ 771	$ 773	$ 761
Purchased and exchanged power	5,140	2,382	1,499
Gas purchased	4,432	2,674	1,384
Operation and maintenance	1,032	1,119	1,012
Depreciation	378	344	323
Taxes other than income taxes	228	268	266
Total	$11,981	$7,560	$5,245

Fuel *Fuel* represents the cost of coal, natural gas, and oil that is used to generate electricity. The following table details the changes to fuel expense for the years ended December 31, 2001, and 2000:

(in millions)	2001	2000
Prior year's fuel expense	$773	$761
Increase (Decrease) due to changes in:		
Price of fuel	47	(14)
Deferred fuel cost	45	(17)
MWh generation	(58)	44
Other	(36)[1]	(1)
Current year's fuel expense	$771	$773

(1) Includes fair value adjustments of contracted coal options. See Note 1(k) of the Notes to Financial Statements for further discussion.

Purchased and Exchanged Power *Purchased and exchanged power* is the electricity that is bought to be sold through our energy marketing and trading activities and, at times, is used to meet the requirements of our retail native load customers. *Purchased and exchanged power* expense increased for the year ended December 31, 2001, as compared to 2000, primarily due to an increase in purchases of non-firm wholesale power, reflecting higher sales volumes and higher prices paid per MWh.

Purchased and exchanged power expense increased for 2000, as compared to 1999, primarily due to an increase in purchases of non-firm wholesale power as a result of an increase in sales volumes from Capital & Trading.

Gas Purchased *Gas purchased* expense increased for the year ended December 31, 2001, as compared to 2000, primarily due to an increase in gas commodity trading volumes.

Gas purchased expense increased for 2000, as compared to 1999, primarily due to increased gas commodity trading activity and an increase in the average cost per mcf of gas purchased.

Operation and Maintenance *Operation and maintenance* expense decreased for the year ended December 31, 2001, as compared to 2000, due in part to one-time charges related to a tentative agreement reached with the EPA in late 2000 and the LERP offered during 2000, as part of a corporate restructuring initiative. This decrease is also attributable to a sale of emission allowances, due to decreased electric generation, and reflects the reduction in amortization of demand-side management costs, resulting from the expiration of the agreement in May 2000.

Operation and maintenance expense increased in 2000, as compared to 1999, primarily due to a full year's realization of operating expenses resulting from the acquisition of an energy-related services affiliate in late 1999. Additionally for 2000, operation expenses increased as a result of one-time charges related to a tentative agreement reached with the EPA and the LERP offered as part of a corporate restructuring initiative.

Depreciation *Depreciation* expense increased for the years ended December 31, 2001 and 2000, as compared to prior years, primarily attributable to the acquisition of additional depreciable plant, including investments in peaking generation in 2001.

Taxes Other Than Income Taxes *Taxes other than income taxes* expense decreased for the year ended December 31, 2001, as compared to 2000, primarily due to reduced property tax expense and other tax changes associated with deregulation in Ohio.

Equity In Earnings (Losses) Of Unconsolidated Subsidiaries

Equity in earnings (losses) of unconsolidated subsidiaries decreased $53 million in 2000, as compared to 1999. This decrease was primarily due to the loss in earnings resulting from the July 1999 sale of our 50% ownership interest in Midlands. For further details regarding this transaction, refer to Note 11 of the Notes to Financial Statements.

Interest

Interest expense increased $44 million for the year ended December 31, 2001, as compared to 2000, mainly due to debt issuances principally associated with the acquisition of additional peaking generation. Partially offsetting this increase was a decrease in short-term interest rates.

FUTURE EXPECTATIONS/TRENDS

In the Future Expectations/Trends section, we discuss electric and gas industry developments, market risk sensitive instruments and positions, inflation, accounting matters, and insurance. Each of these discussions will address the current status and potential future impact on our results of operations and financial condition.

ELECTRIC INDUSTRY

The utility industry has traditionally operated as a regulated monopoly but is transitioning to an environment of increased wholesale and retail competition. Regulatory and legislative decisions being made at the federal and state levels are aimed at promoting customer choice and are shaping this transition. Customer choice provides the customer the ability to select an energy supplier (the company that generates or supplies the commodity) in an open and competitive marketplace. This emerging environment presents significant challenges, which are discussed below.

Wholesale Market Developments

In 1996, the FERC issued orders to open the wholesale electric markets to competition. Competitors within the wholesale market include both utilities and non-utilities such as EWGs, independent power producers, and power marketers. We are involved in wholesale power marketing and trading and exempt wholesale generation through Energy Merchant.

In both 1998 and 1999, the Midwest wholesale electric power markets experienced record price spikes. These spikes were caused by a number of factors including unseasonably hot weather, unplanned generating unit outages, transmission constraints, and increased electric commodity market volatility. These simultaneous events created temporary but extreme prices in the Midwest electricity markets. In response to these events, we have aggressively adopted a model that is focused on a balance of supply and demand.

Supply-side Actions In September 1999, Capital & Trading formed a partnership (each party having a 50% ownership) with Duke Energy North America, LLC (Duke), to increase the available generating capacity for use during peak demand periods. The partnership was formed for the purpose of jointly constructing and owning three wholesale generating facilities.

In March 2000, the IURC issued an order, requiring the partnership to immediately suspend all construction activities at the site located in Henry County, Indiana (a peaking plant with a total capacity of 129 MW of which we owned 65 MW). In making this decision, the IURC found that it needed additional information related to the project before issuing a final decision. The issues raised were air quality, water supply, noise control, landscaping, plant abandonment, and emergency services training. The IURC held a hearing on this matter in November 2000, and a favorable ruling was received in April 2001. The plant, which began generating power commercially in the summer of 2001, consists of three gas turbine engines.

In June 2001, Capital & Trading and Duke announced they would dissolve their partnership. In September 2001, the partnership was dissolved and Capital & Trading obtained 100% ownership of the 680 MW wholesale generating facility located in Butler County, Ohio and the 129 MW wholesale generating facility located in Henry County, Indiana. In exchange for the Butler County, Ohio and Henry County, Indiana generating facilities, Duke received 100% ownership of the Vermillion County, Indiana generating facility (680 MW), which will be operated by Cinergy for five years.

In March 2001, Capital & Trading completed the acquisition of the 480 MW Brownsville generation facility located in Haywood County, Tennessee and the 550 MW Caledonia generation facility located in Lowndes County, Mississippi. Brownsville has four natural gas-fired combustion turbines and Caledonia has six natural gas-fired combustion turbines.

In December 2001, the IURC approved PSI's plan for environmental improvements that will increase the electric generating capacity at its Noblesville generating station from 100 MW to 300 MW. In addition to increasing capacity, upon completion of the project, overall emissions to the environment will be reduced.

Demand-side Actions Pursuant to Ohio's customer choice legislation enacted in 2001, 20% of CG&E's retail electric load is expected to switch suppliers by December 2003. CG&E currently has no plans to replace these customers by acquiring new retail customers, although CG&E reserves the flexibility to replace load in the wholesale market to the extent it chooses. For a further discussion on Ohio deregulation, see Retail Market Developments.

FERC Notice of Proposed Rulemaking

On September 27, 2001, the FERC issued a Notice of Proposed Rulemaking, proposing to promulgate new standards of conduct regulations that would apply uniformly to natural gas pipelines and transmitting public utilities that are currently subject to FERC's standards of conduct. The FERC is proposing to adopt one set of standards of conduct to govern the relationships between regulated transmission providers and all their energy affiliates, broadening the definition of an affiliate covered by the standards of conduct, from the more narrow definition in the existing regulations. At this time, we are unable to predict either the outcome of this proceeding or its effect on Cinergy.

Retail Market Developments

Currently, regulatory and legislative initiatives shaping the transition to a competitive retail market are the responsibilities of the individual states. Many states, including Ohio, have enacted electric utility deregulation legislation. In general, these initiatives have sought to separate the electric utility service into its basic components (generation, transmission, and distribution) and offer each component separately for sale. This separation is referred to as unbundling of the integrated services. Under the customer choice initiatives in Ohio, we continue to transmit and distribute electricity; however, the customer can purchase electricity from any available supplier and we are compensated by a "wires" charge. The following sections further discuss the current status of federal energy policies and deregulation legislation in the states of Ohio, Indiana, and Kentucky, each of which includes a portion of our service territory.

Federal Update President Bush has indicated that legislation addressing the energy security needs of America deserves prompt consideration. He appointed Vice President Cheney to head an inter-agency task force which recommended a number of actions, many of which are embodied in HR 4, which passed the House of Representatives last summer. This legislation includes a number of tax provisions, research and development provisions for clean coal technology, and provisions to increase supplies of natural gas.

Legislation considering many of the President's recommendations has also been developed by Senator Bingaman and other Senate leaders and is scheduled to be considered by the full Senate in February 2002.

The President also recognized the need to balance the energy and environmental needs of the country and supported combining the multitude of environmental regulations facing electric utilities into one legislative package. The intent is to give the industry one clear set of environmental goals, along with an appropriate amount of time to meet necessary emission reductions, while providing environmental benefits to consumers. Cinergy has supported this approach within the industry, Congress, and the Bush Administration in the interest of achieving an energy and environmental balance in any final legislative package.

Ohio On July 6, 1999, Ohio Governor Robert Taft signed Amended Substitute Senate Bill No. 3 (Electric Restructuring Bill), beginning the transition to electric deregulation and customer choice for the State of Ohio. The Electric Restructuring Bill created a competitive electric retail service market effective January 1, 2001. The legislation provided for a market development period that began January 1, 2001, and ends no later than December 31, 2005.

On May 8, 2000, CG&E reached a stipulated agreement with the PUCO staff and various other interested parties with respect to its proposal to implement electric customer choice in Ohio effective January 1, 2001. On August 31, 2000, the PUCO approved CG&E's stipulation agreement. The major features of the agreement include:

- Residential customer rates are frozen through December 31, 2005;
- Residential customers received a five-percent reduction in the generation portion of their electric rates, effective January 1, 2001;
- CG&E will provide four million dollars from 2001 to 2005 in support of energy efficiency and weatherization services for low income customers;
- The creation of a Regulatory Transition Charge (RTC) designed to recover CG&E's regulatory assets and other transition costs over a ten-year period;
- Authority for CG&E to transfer its generation assets to one or more, non-regulated affiliates to provide flexibility to manage its generation asset portfolio in a manner that enhances opportunities in a competitive marketplace;
- Authority for CG&E to apply the proceeds of transition cost recovery to costs incurred during the transition period including implementation costs and purchased power costs that may be incurred by CG&E to maintain an operating reserve margin sufficient to provide reliable service to its customers;
- CG&E will provide standard offer default supplier service (i.e., CG&E will be the supplier of last resort, so that no customer will be without an electric supplier); and
- CG&E has agreed to provide shopping credits to switching customers.

With regard to the PUCO's order, two parties filed applications for rehearing with the PUCO. On October 18, 2000, the PUCO denied these applications. One of the parties appealed to the Ohio Supreme Court in the fourth quarter of 2000 and CG&E subsequently intervened in that case. On April 6, 2001, CG&E filed for dismissal of this appeal. On July 25, 2001, the Ohio Supreme Court denied CG&E's motion to dismiss. CG&E is unable to predict the outcome of this proceeding.

As indicated above, the August 31, 2000 order authorizes CG&E to transfer its generation assets to a non-regulated affiliate. In addition to the regulatory approvals received from the PUCO, the IURC, and the Kentucky Public Service Commission (KPSC), this transfer requires the approval of the FERC and the SEC under the PUHCA. On October 29, 2001, Cinergy Power Investments, Inc., (Power Investments), a wholly-owned subsidiary of Wholesale Energy, filed an application with the FERC seeking EWG status. CG&E also filed an application seeking approval to transfer its generating assets to Power Investments. On December 21, 2001, the FERC issued an order certifying Power Investments' EWG

status. As the transfer is contingent upon CG&E receiving FERC approval, SEC approval under the PUHCA, and various third party consents, the timing and receipt of which are unknown, the completion date of the transfer of generation assets to Power Investments cannot be predicted.

Upon FERC authorization, Power Investments will enter into a power sale arrangement with CG&E for the duration of the market development period, which is scheduled to terminate no later than December 31, 2005. Power Investments will supply CG&E with sufficient power to meet the standard service obligations of CG&E's customers that do not choose an alternate electric commodity supplier. In addition, Power Investments will enter into a second power sale agreement with CG&E to provide sufficient power to fulfill the electric commodity obligations of CG&E's wholesale customers. Power Investments will also replace CG&E as the electric commodity supplier in a power sale arrangement with ULH&P. This new contract will replace the power sales agreement that is in place between CG&E and ULH&P.

The transfer of CG&E's generating assets to Power Investments will also affect the operating agreement between CG&E, PSI, and Services that has been in place since 1994. In 1994, when the operating agreement was entered into, both CG&E and PSI were vertically integrated regulated electric utilities. PSI is still a vertically integrated electric utility and the operations of its generating assets are still dedicated to Indiana ratepayers. Due to this situation, the IURC, CG&E, PSI, and Power Investments reached an agreement on a new Joint Generation Dispatch Agreement (JGDA). The JGDA allows for the joint dispatch of regulated PSI generation with Power Investments' deregulated generation. If energy is transferred between PSI and Power Investments it will be priced at market rates. The majority of PSI's electric commodity requirements will be provided by PSI's generation. For more information refer to the Termination of Operating Agreement.

Indiana Indiana lawmakers are involved in creating an Energy Policy Commission to assist in completing a comprehensive energy plan. Indiana Governor Frank O'Bannon will appoint members representing various stakeholder groups, including state government, industry, labor, and environmental representatives. This commission is expected to present a final report in December 2002.

Kentucky Throughout 1999, a special Kentucky Electricity Restructuring Task Force (Task Force), convened by the Kentucky legislature, studied the issues of electric deregulation. In January 2000, the Task Force issued a final report to Kentucky Governor Paul Patton recommending that lawmakers wait until the 2002 General Assembly before considering any deregulation that would open the state's electric industry to competition.

Other States At the end of 2000, approximately one half of the states and the District of Columbia had adopted deregulation plans. However, recent events are significantly influencing political and legislative activity. At the end of 2001, eight of the states decided to delay or suspend their deregulation activities. While we believe the situation in Ohio, as described above, and generally within the Midwest are different, we cannot predict the consequences, if any, on efforts to deregulate or discontinue deregulation within our service territory or markets.

Other Under generally accepted accounting principles, our operating companies apply the provisions of Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (Statement 71) to the applicable rate-regulated portions of their businesses. The provisions of Statement 71 allow our operating companies to capitalize (record as a deferred asset) costs that would normally be charged to expense. These costs are classified as regulatory assets in the accompanying financial statements and the majority have been approved by regulators for future recovery from customers through our rates. As of December 31, 2001, our operating companies have approximately $1 billion of net regulatory assets, of which $952 million have been approved for recovery.

Except with respect to the generation assets of CG&E, as of December 31, 2001, our operating companies continue to meet the criteria of Statement 71. However, to the extent other states implement deregulation legislation, the application of Statement 71 will need to be reviewed. Based on our operating companies' current regulatory orders and the regulatory environment in which they currently operate, the future recovery of regulatory assets recognized in the accompanying Consolidated Balance Sheets as of December 31, 2001, is probable. The effect of future discontinuance of Statement 71 on the results of operations, cash flows, or statements of position cannot be determined until deregulation legislation plans have been approved by each state in which we do business. See Note 1(c) of the Notes to Financial Statements for a further discussion of our regulatory assets.

Midwest Independent Transmission System Operator, Inc. (Midwest ISO)

Historical As part of the effort to create a competitive wholesale power marketplace, the FERC approved the formation of the Midwest ISO during 1998. In that same year, Cinergy agreed to join the Midwest ISO in preparation for meeting anticipated changes in the FERC regulations and future deregulation requirements. The Midwest ISO was established as a non-profit organization to maintain functional control over the combined transmission systems of its members.

FERC Orders On December 19, 2001, the FERC issued several key orders having considerable impact upon the Midwest ISO and its transmission owning members. Among other determinations, the FERC approved the proposal of the Midwest ISO to become the first FERC-approved Regional Transmission Organization (RTO). It also denied a similar proposal from the companies seeking to form the Alliance Regional Transmission Organization (Alliance RTO) on the basis that the proposal lacked sufficient scope. The Alliance RTO is a planned for-profit transmission company involving various utilities, which have transmission systems that cover parts of Michigan, Ohio, Indiana, West Virginia, and Virginia. The FERC encouraged the Alliance RTO companies to explore joining the Midwest ISO and set a 60-day deadline for those companies to provide the FERC a statement of their plans to join an RTO. In addition, the FERC also directed the Midwest ISO to file a plan with the FERC within 60 days to address interim operations for the period of time in which the Midwest ISO is operational and the Alliance RTO companies have not yet joined an RTO.

In related activity, the FERC issued an order on December 14, 2001, in response to protests of the Midwest ISO's proposed methodology related to the calculation of its administrative adder fees for the services it provides. Cinergy and a number of other parties filed protests to the proposed methodology, suggesting, among other things, that the methodology was inconsistent with the transmission owners' prior agreement with the Midwest ISO, and selectively allowed only independent transmission companies to choose which unbundled administrative adder services they wished to purchase from the Midwest ISO. In its December 14, 2001 order, the FERC found that the Midwest ISO's proposed methodology for determination of the administrative adder fees had not been shown to be just and reasonable, and provided the Midwest ISO and the protesting parties a period of 60 days to reach settlement on the issues before an evidentiary hearing would be conducted.

Operations Updates On November 30, 2001, the Midwest ISO and Mid-Continent Area Power Pool (MAPP) closed a financial transaction in which the Midwest ISO agreed to acquire certain assets and liabilities of MAPP, including its St. Paul, Minnesota control center. In addition, since the third quarter of 2001, the Midwest ISO and Southwest Power Pool (SPP) have been in a process of agreeing upon a definitive document to establish a business combination which would include the Midwest ISO's purchase of substantially all of the assets of SPP and the assumption of appropriate liabilities. A firm date for the closure of this transaction has not been established.

On December 15, 2001, the Midwest ISO initiated startup of its operations with the provision of a variety of support or stand alone services to its transmission owning members. The Midwest ISO achieved full startup, including implementation of tariff administration, on February 1, 2002.

State Regulatory Agencies Filings In June 2001, Cinergy and various other Indiana Midwest ISO transmission owners made a joint state filing with the IURC seeking permission to transfer functional control of their transmission facilities to the Midwest ISO. On December 17, 2001, Cinergy and four other transmission owning Indiana companies received conditional approval from the IURC to transfer functional control of their transmission facilities to the Midwest ISO. The conditional terms of the approval were satisfied prior to the Midwest ISO full startup date of February 1, 2002.

Repeal of PUHCA

Early in 2001, S. 206, a bill to repeal the PUHCA, was introduced in the Senate. It was referred to the Senate Committee on Banking, Housing and Urban Affairs for action. Subsequently, a hearing was held in the Subcommittee on Securities and Investment to identify support for and opposition to this legislation. S. 206 was favorably reported out by a 19-1 vote by the full Senate Committee on Banking, Housing and Urban Affairs in April 2001. This legislation has been included as part of the Senate Energy Bill which will proceed directly to the Senate floor for debate. Issues surrounding the Enron Corp. (Enron) collapse may have an adverse impact on full repeal of the PUHCA, and some Senators have indicated an interest in strengthening consumer protection aspects of the law. However, it currently remains as part of the Senate Energy Bill, scheduled for consideration in the first quarter of 2002.

In the House of Representatives Subcommittee on Energy and Air Quality, Chairman Joe Barton has drafted an electricity deregulation bill which includes the PUHCA repeal. That legislation is also scheduled for consideration in the first quarter of 2002, but again several Committee members have expressed concern about the PUHCA repeal in light of the Enron collapse. Cinergy supports the PUHCA repeal and will continue to monitor developments as well as possibilities for limited repeal.

Significant Rate Developments

Purchased Power Tracker In May 1999, PSI filed a petition with the IURC seeking approval of a purchased power tracking mechanism (Tracker). This request was designed to provide for the recovery of costs related to purchases of power necessary to meet native load requirements to the extent such costs are not recovered through the existing fuel adjustment clause.

A hearing was held before the IURC in February 2001, to determine whether it was appropriate for PSI to continue the Tracker for future periods. In April 2001, a favorable order was received extending the Tracker for two years, through the summer of 2002. PSI is authorized to recover 90% of its purchased power expenses through the Tracker (net of the displaced energy portion recovered through the fuel recovery process and net of the mitigation credit portions), with the remaining 10% deferred for subsequent recovery in PSI's next general rate case (subject to a showing of prudence).

In March 2001, the IURC held a hearing to review PSI's 2000 purchases and rule on its associated request for recovery of costs. In May 2001, the IURC issued an order approving the recovery of PSI's summer 2000 purchased power costs ($18.5 million) via the Tracker.

In June 2001, PSI filed a petition with the IURC seeking approval of the recovery through the Tracker of its summer 2001 purchased power costs. In October 2001, PSI filed an amended petition with the IURC, seeking approval of the costs associated with additional power purchases made during July and August 2001. Hearings before the IURC were held in January 2002, with a decision expected in the second quarter of 2002.

Purchased Power Agreement ULH&P purchases energy from CG&E pursuant to a new contract effective January 1, 2002, which was approved by the FERC and the KPSC. This five-year agreement is a negotiated fixed-rate contract with CG&E and replaces the previous cost of service based contract, which expired on December 31, 2001.

Termination of Operating Agreement Upon consummation of the merger between CG&E and PSI Resources, Inc. in 1994, an operating agreement entered into between CG&E, PSI, and Services was filed with and approved by the FERC. This agreement was established to provide for the coordinated planning and operation of the two regulated entities' generation and transmission systems.

In October 2000, CG&E, PSI, and Services filed a notice of termination of the operating agreement with the FERC. The reason for the termination filing was that, with the introduction of deregulation in the State of Ohio, the companies no longer share the common characteristics that formed the basis for the operating agreement. In December 2000, the FERC ruled that the companies have the contractual right to terminate the operating agreement. Additionally, the FERC established a termination effective date of May 22, 2001, and set a May 1, 2001, hearing date on the issue of the reasonableness of termination.

Certain parties appealed the FERC's December 2000 decision. In March 2001, the IURC initiated an investigation proceeding into the termination of the operating agreement. In May 2001, the parties to the FERC proceeding reached a settlement resolving termination issues and certain compensation and damage issues. This settlement, which was approved by the FERC in June 2001, delayed the termination of the existing operating agreement until a new successor agreement has been approved by the FERC. The settlement also provided that the parties would engage in negotiations concerning the terms and conditions of a successor agreement(s).

In August 2001, the parties to both the IURC investigation proceeding and the previous FERC proceeding entered into two complementary settlement agreements. Both agreements addressed, among other things, the terms and conditions of a proposed new joint generation operating agreement and a proposed new joint transmission operating agreement. The IURC settlement agreement was approved by the IURC in September 2001. Both the IURC and the FERC settlement agreements are conditioned upon FERC acceptance of the proposed successor agreements. Cinergy filed the successor agreements with the FERC in October 2001. At this time, we cannot predict the outcome or the timing of the FERC proceedings regarding the proposed successor agreements.

PSI Fuel Adjustment Charge PSI defers fuel costs that are recoverable in future periods subject to IURC approval under a fuel recovery mechanism. In June 2001, the IURC issued an order in a PSI fuel recovery proceeding, disallowing approximately $14 million of deferred costs. On June 26, 2001, PSI formally requested that the IURC reconsider its disallowance decision. In August 2001, the IURC indicated that it will reconsider its decision. PSI believes it has strong legal and factual arguments in its favor and that it will ultimately be permitted to recover these costs. However, PSI cannot definitively predict the ultimate outcome of this matter.

In June 2001, PSI filed a petition with the IURC requesting authority to recover $16 million in under billed deferred fuel costs incurred from March 2001 through May 2001. The IURC approved recovery of these costs subject to refund pending the findings of an investigative sub-docket. The sub-docket was opened to investigate the reasonableness of, and underlying reasons for, the under billed deferred fuel costs. A hearing is scheduled for April 2002.

CWIP Ratemaking Treatment for NO_X Equipment During the third quarter of 2001, PSI filed an application with the IURC requesting CWIP ratemaking treatment for costs related to NO_X equipment currently being installed at certain PSI generation facilities. CWIP ratemaking treatment allows for the recovery of carrying costs on the equipment during the construction period. PSI filed its case-in-chief testimony in January 2002. PSI anticipates that hearings before the IURC will be scheduled during the second quarter of 2002. At this time, we cannot predict the outcome of this matter.

Transfer of Generating Assets to PSI In December 2001, PSI filed a petition with the IURC requesting approval, under Indiana's Power Plant Construction Act, to acquire the Butler County, Ohio and Henry County, Indiana peaking plants from Capital & Trading in order to maintain adequate reserve margins. The IURC has scheduled a pre-hearing conference for February 2002 at which time the procedural schedule will be determined. This transfer is also contingent upon receipt of approval from the FERC and the SEC. PSI is unable to predict the outcome of this request.

GAS INDUSTRY

ULH&P Gas Rate Case

On June 6, 2001, ULH&P filed a retail gas rate case with the KPSC seeking to increase base rates for natural gas distribution services by $7.3 million annually, or 8.4% overall. In addition to an increase in base rates, ULH&P requested recovery through a tracking mechanism of the costs of an accelerated gas main replacement program with a capital cost of approximately $112 million over the next ten years. A hearing on this matter was held in November 2001 and an order was issued on January 31, 2002. In the order, the KPSC authorized a base rate increase of $2.7 million or 2.8% overall, to be effective on January 31, 2002. In addition, the KPSC authorized ULH&P to implement the tracking mechanism to recover the costs of the accelerated gas main replacement program for an initial period of three years, with the possibility of renewal for the full ten years. Per the terms of the order, the tracker will be set annually and the first filing will be made by March 31, 2002. ULH&P will request rehearing before the KPSC on selected items within the order. We expect a decision on these matters by the end of the first quarter of 2002.

CG&E Gas Rate Case

On July 31, 2001, CG&E filed a retail gas rate case with the PUCO seeking to increase base rates for natural gas distribution services by approximately $26 million or 5% overall. We expect that any rate change as a result of this filing will be effective in the second quarter of 2002. Simultaneously, CG&E requested recovery through a tracking mechanism of the costs of an accelerated gas main replacement program with a capital cost of approximately $716 million over the next ten years. A hearing in this case will be held in the first quarter of 2002.

Gas Prices

As the result of the market price of natural gas increasing significantly in 2000, CG&E's and ULH&P's gas supply costs increased. These costs are passed directly through to customers dollar-for-dollar under the gas cost recovery mechanisms that are mandated by state law in Ohio and Kentucky. During 2001, the market price of natural gas decreased and CG&E and ULH&P lowered their rates in accordance with the downward trending gas prices.

On May 14, 2001, ULH&P filed an application with the KPSC requesting approval of a gas procurement-hedging program designed to mitigate the effects of gas price volatility on customers. On July 16, 2001, the KPSC approved the pilot program for the 2001-2002 heating season, subject to certain restrictions. The approved hedging program allows the pre-arranging of between 50-75% of winter heating season base load gas requirements. ULH&P made advance arrangements for approximately 50% of its winter 2001/2002 base load requirements under the program.

In July 2001, CG&E filed an application with the PUCO requesting approval of its gas procurement-hedging program. This request was subsequently denied. However, in denying CG&E's request for pre-approval of a hedging program, the PUCO order provided clarification that prudently incurred hedging costs are a valid component of CG&E's gas purchasing strategy. As a result, CG&E has hedged approximately 50% of its winter 2001/2002 base load requirements and will seek PUCO approval for its hedging program on an after the fact basis. At this time, we cannot predict the outcome of this event.

MARKET RISK SENSITIVE INSTRUMENTS *and* POSITIONS

Energy Commodities Sensitivity

The transactions associated with Energy Merchant's energy marketing and trading activities give rise to various risks, including market risk. Market risk represents the potential risk of loss from adverse changes in market price of electricity or other energy commodities. As Energy Merchant continues to develop its energy marketing and trading business (and due to its substantial investment in generation assets), its exposure to movements in the price of electricity and other energy commodities may become greater. As a result, we may be subject to increased future earnings volatility.

The energy marketing and trading activities of Energy Merchant principally consist of CG&E's and PSI's power marketing and trading operations and Marketing & Trading's natural gas marketing and trading operations. These operations market and trade over-the-counter (an informal market where the buying/selling of commodities occurs) contracts for the purchase and sale of electricity (primarily in the Midwest region of the U.S.), natural gas, and other energy-related products. In addition, Energy Merchant also trades natural gas and other energy-related products on the New York Mercantile Exchange. The power marketing and trading oper-

ation consists of both physical activities (accounted for when the transaction settles) and trading activities (accounted for on a fair value basis). Transactions are designated as a physical activity when there is intent and ability to physically deliver the power from company-owned generation. Substantially all of the electricity in the physical portfolio requires settlement by physical delivery. All other transactions (including most natural gas contracts) are considered trading activities due to (a) the intent to financially settle the contracts, (b) the lack of hard assets, or (c) the inability to serve with company-owned assets. Some contracts within the trading portfolio may require settlement by physical delivery, but often times can be netted in accordance with industry standards at time of settlement.

Many of the contracts in both the physical and trading portfolios commit us to purchase or sell electricity, natural gas, and other energy-related products at fixed prices in the future. The majority of the contracts in the natural gas and other energy-related product portfolios are financially settled contracts (i.e., there is no physical delivery related with these items). In addition, Energy Merchant also markets and trades over-the-counter option contracts. The use of these types of commodity instruments is designed to allow Energy Merchant to:

- manage and economically hedge contractual commitments;
- reduce exposure relative to the volatility of cash market prices;
- take advantage of selected arbitrage opportunities; and
- originate customized transactions with municipalities and end-use customers.

Energy Merchant structures and modifies its net position to capture the following:

- expected changes in future demand;
- seasonal market pricing characteristics;
- overall market sentiment; and
- price relationships between different time periods and trading regions.

At times, a net open position is created or is allowed to continue when Energy Merchant believes future changes in prices and market conditions may possibly result in profitable positions. Position imbalances can also occur due to the basic lack of liquidity in the wholesale power market. The existence of net open positions can potentially result in an adverse impact on our financial condition or results of operations. This potential adverse impact could be realized if the market price of electric power does not react in the manner or direction expected.

Energy Merchant measures the market risk inherent in the trading portfolio employing value-at-risk (VaR) analysis and other methodologies, which utilize forward price curves in electric power markets to quantify estimates of the magnitude and probability of potential future losses related to open contract positions. VaR is a statistical measure used to quantify the potential loss in fair value of the trading portfolio over a particular period of time, with a specified likelihood of occurrence, due to an adverse market movement. Because most of the contracts in the physical portfolio require physical delivery of electricity and generally do not allow for net cash settlement, these contracts are not included in the VaR analysis.

Our VaR is reported as a percentage of operating income, based on a 95% confidence interval, utilizing one-day holding periods. This means that on a given day (one-day holding period) there is a 95% chance (confidence interval) that our trading portfolio will lose less than the stated percentage of operating income. We disclose our VaR for power activities as a percent of consolidated operating income on a one-day basis at December 31, the average one-day basis at the end of each quarter, and the daily basis at December 31 of each year. On a one-day basis as of December 31, 2001, the VaR for the power trading activity was less than 1% of 2001 consolidated operating income and as of December 31, 2000, was less than 1% of 2000 consolidated operating income. On a one-day basis at the end of each quarter, the VaR for the power trading activity was less than 2% of consolidated operating income in 2001, and less than 1% in 2000. The daily VaR for the power trading portfolio as of December 31, 2000, was less than 1% of 2001 consolidated operating income and as of December 31, 1999, was also less than 1% of 2000 consolidated operating income. The VaR model uses the variance-covariance statistical modeling technique and historical volatilities and correlations over the past 200-day period. The estimated market prices used to value these transactions for VaR purposes reflect the use of established pricing models and various factors including quotations from exchanges and over-the-counter markets, price volatility factors, the time value of money, and location differentials.

Energy Merchant, through some of our non-regulated subsidiaries, actively markets physical natural gas and actively trades derivative commodity instruments which are usually settled in cash including: forwards, futures, swaps, and options. The aggregated VaR amounts associated with these other trading and hedging activities were slightly more than one million dollars as of December 31, 2001, and less than one million dollars at December 31, 2000. On a one-day basis as of December 31, 2001, the VaR for the gas trading activity was less than 1% of 2001 consolidated operating

income and as of December 31, 2000, was less than 1% of 2000 consolidated operating income. On a one-day basis at the end of each quarter, the VaR for the gas trading activity was less than 1% of consolidated operating income in 2001, and less than 1% in 2000. The daily VaR for gas trading portfolio as of December 31, 2000, was less than 1% of 2001 consolidated operating income and as of December 31, 1999, was also less than 1% of 2000 consolidated operating income. The VaR is calculated using a variance-covariance methodology and historical volatilities and correlations over the past 21-day period with a 95% confidence interval and a one-day holding period.

The changes in fair value of the energy risk management assets and liabilities for the year ended December 31, 2001, are presented in the following table:

Change in Fair Value for the Year Ended December 31, 2001 (in millions)	
Fair value of contracts outstanding at the beginning of the period	$(78)
Fair value of new contracts when entered into during the period:	
Options[1]	15
Other trading instruments	29
Changes in fair value attributable to changes in valuation techniques and assumptions	10
Other changes in fair value	53
Less: Contracts realized or otherwise settled during the period	11
Fair value of contracts outstanding at the end of the period	**$ 18**

(1) Represents net option premiums paid.

The following table presents the expected maturity of the energy risk management assets and liabilities as of December 31, 2001:

Source of Fair Value[1] (in millions)	Fair Value of Contracts at December 31, 2001 — Maturing 2002	2003-2004	2005-2006	Thereafter	Total Fair Value
Prices actively quoted	$14	$(27)	$ -	$ -	$(13)
Prices based on models and other valuation methods	6	6	10	9	31
Total	$20	$(21)	$10	$9	$ 18

(1) Active quotes are considered to be available for two years for standard electricity transactions and three years for standard gas transactions. Non-standard transactions are classified based on the extent, if any, of modeling used in determining fair value.

Concentrations of Credit Risk Credit risk is the exposure to economic loss that would occur as a result of nonperformance by counterparties, pursuant to the terms of their contractual obligations. Specific components of credit risk include counterparty default risk, collateral risk, concentration risk, and settlement risk.

Trade Receivables and Physical Power Portfolio Our concentration of credit risk with respect to trade accounts receivable from electric and gas retail customers is limited. The large number of customers and diversified customer base of residential, commercial, and industrial customers significantly reduces our credit risk. Contracts within the physical portfolio of power marketing and trading operations are primarily with the traditional electric cooperatives and municipalities and other investor-owned utilities. At December 31, 2001, we do not believe we had significant exposure to credit risk with our trade accounts receivable or our physical power portfolio.

Energy Trading Cinergy's extension of credit for energy marketing and trading is governed by a Corporate Credit Policy. Written guidelines document the management approval levels for credit limits, evaluation of creditworthiness and credit risk mitigation procedures. Exposures to credit risks are monitored daily by the Corporate Credit Risk function. As of December 31, 2001, approximately 97% of the credit exposure related to energy trading and marketing activity was with counterparties rated investment grade or higher. Energy commodity prices can be extremely volatile and the market can, at times, lack liquidity. Because of these issues, credit risk is generally greater than with other commodity trading.

In December 2001, Enron filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the Southern District of New York. We decreased our trading activities with Enron in the months prior to its bankruptcy filing. We intend to resolve any contract differences pursuant to the terms of those contracts, business practices and the applicable provisions of the Bankruptcy Code, as approved by the

court. While we cannot predict the court's resolution of these matters, we do not believe that any exposure relating to those contracts would have a material impact on our financial position or results of operations. While most of our contracts with Enron were considered trading and thus recorded at fair value, a few contracts were accounted for utilizing the normal exemption under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (Statement 133) (see Note 1(k) of the Notes to Financial Statements). These contracts were recognized at fair value when the contracts were terminated in the fourth quarter of 2001. Fair value for these contracts, and all terminated contracts with Enron, is governed by the provisions of each contract, but typically approximates fair value at contract termination. However, the effect of the loss of Enron's participation in the energy markets on long-term liquidity and price volatility, or on the creditworthiness of common counterparties cannot be determined. We continually review and monitor our credit exposure to all counterparties and adjust the fair value of our position, as appropriate.

Financial Derivatives Potential exposure to credit risk also exists from our use of financial derivatives such as currency swaps, foreign exchange forward contracts, and interest rate swaps. Because these financial instruments are transacted only with highly rated financial institutions, we do not anticipate nonperformance by any of the counterparties.

Risk Management We manage, on a portfolio basis, the market risks in our energy marketing and trading transactions subject to parameters established by our Risk Policy Committee. Our market and credit risks are monitored by the Corporate Risk Management function to ensure compliance with stated risk management policies and procedures. The Corporate Risk Management function operates independently from the business units and other corporate functions, which originate and actively manage the market and credit risk exposures. Policies and procedures are periodically reviewed and monitored to ensure their responsiveness to changing market and business conditions. In addition, efforts are ongoing to develop systems to improve the timeliness and quality of market and credit risk information. Credit risk mitigation practices include requiring parent company guarantees, various forms of collateral, and the use of mutual netting/closeout agreements.

Exchange Rate Sensitivity

From time to time, we may utilize foreign exchange forward contracts and currency swaps to hedge foreign currency denominated purchase and sale commitments and certain of our net investments in foreign operations. These contracts and swaps allow us to potentially hedge our position against currency exchange rate fluctuations and would qualify as derivatives.

Cinergy has exposure to fluctuations in exchange rates between the U.S. dollar and the currencies of foreign countries where we have investments. When it is appropriate we will hedge our exposure to cash flow transactions, such as a dividend payment by one of our foreign subsidiaries. As of December 31, 2001, we had no outstanding foreign currency derivatives.

Interest Rate Sensitivity

Our net exposure to changes in interest rates consists of short-term debt instruments, pollution control debt, and sales of accounts receivable. The following table reflects the different instruments used and the method of benchmarking interest rates, as of December 31, 2001, and 2000:

Interest Benchmark			
(in millions)		2001	2000
Short-term Bank Loans/ Commercial Paper	▷ Short-term Money Market ▷ LIBOR[1]	$877	$862
Pollution Control Debt	▷ Daily Market ▷ Auction Rate	279	267
Sales of Accounts Receivable	▷ Short-term Money Market	257	257
Variable Rate Capital Leases	▷ LIBOR[1]	-	31

(1) London Inter-Bank Offered Rate (LIBOR)

The weighted-average interest rates on the above instruments at December 31, 2001, and 2000, were as follows:

	2001	2000
Short-term Bank Loans/Commercial Paper	2.9%	7.0%
Pollution Control Debt	2.1%	4.5%
Sales of Accounts Receivable	2.4%	7.0%
Variable Rate Capital Leases	-	7.5%

At December 31, 2001, forward yield curves project an increase in applicable short-term interest rates over the next five years.

The following table presents principal cash repayments, by maturity date and other selected information, for long-term fixed-rate debt, other debt, and capital lease obligations as of December 31, 2001:

	Expected Maturity Date							
Liabilities (in millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Long-term Debt[1]	$123	$178[4]	$811	$201[5][6]	$328	$1,823	$3,464	$3,520
Weighted-average interest rate[2]	7.3%	6.2%	6.2%	6.8%	6.7%	6.9%	6.7%	
Other[3]	$ 25	$ 14	$ 3	$ 2	$ 6	$ 242	$ 292	$ 285
Weighted-average interest rate[2]	6.8%	6.7%	6.6%	5.5%	5.0%	6.4%	6.4%	
Capital Leases								
Fixed-rate leases	$ 2.8	$ 3.0	$ 3.1	$ 3.3	$ 3.6	$ 19.1	$ 34.9	$ 34.9
Interest rate	6.2%	6.2%	6.2%	6.2%	6.2%	6.2%	6.2%	

(1) All long-term debt is fixed-rate and includes amounts reflected as long-term debt due within one year.

(2) The weighted-average interest rate is calculated as follows: (1) for long-term debt obligations, the weighted-average interest rate is based on the coupon rates of the debt that is maturing in the year reported; (2) for the fixed-rate capital leases, the interest rate is fixed at approximately 6.2% with an amortizing principal structure; and (3) for Global Resources' investments, the interest rate is based on a spread over 6- and 12-month LIBOR.

(3) Variable rate debt related to investments under Global Resources.

(4) Includes 6.35% Debentures due June 15, 2038, reflected as maturing in 2003, as the interest rate resets on June 15, 2003.

(5) Includes 6.50% Debentures due August 1, 2026, reflected as maturing in 2005, as the interest rate resets on August 1, 2005.

(6) Includes 6.90% Debentures due June 1, 2025, reflected as maturing in 2005, as the debentures are putable to CG&E at the option of the holders on June 1, 2005.

Our current policy in managing exposure to fluctuations in interest rates is to maintain approximately 30% of the total amount of outstanding debt in floating interest rate debt instruments. In maintaining this level of exposure, we use interest rate swaps. Under these swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated on an agreed notional amount. CG&E has an outstanding interest rate swap agreement that decreased the percentage of floating-rate debt. Under the provisions of the swap, which has a notional amount of $100 million, CG&E pays a fixed-rate and receives a floating-rate through October 2007. This swap qualifies as a cash flow hedge under the provisions of Statement 133. As the terms of the swap agreement mirror the terms of the debt agreement that it is hedging, we anticipate that this swap will continue to be effective as a hedge. Changes in fair value of this swap are recorded in *Accumulated other comprehensive income (loss)*, beginning with our adoption of Statement 133 on January 1, 2001. In October 2001, Cinergy Corp. executed three interest rate swaps with a combined notional amount of $250 million. Under the provisions of the swaps, Cinergy Corp. will receive fixed-rate interest payments and pay floating-rate interest payments through September 2004. These swaps qualify as fair value hedges under the provisions of Statement 133. We anticipate that these swaps will continue to be effective as hedges. See Note 1(I) of the Notes to Financial Statements for additional information on financial derivatives. In the future, we will continually monitor market conditions to evaluate whether to modify our level of exposure to fluctuations in interest rates.

INFLATION

We believe that the recent changes in inflation rates do not materially impact our financial condition. However, under existing regulatory practice only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical plant costs may not be adequate to replace plant in future years.

ACCOUNTING MATTERS

Accounting Estimates

Fair Value Accounting for Energy Marketing and Trading We use fair value accounting for energy trading contracts, which is required, with certain exceptions, by Statement 133 and Emerging Issues Task Force (EITF) 98-10, *Accounting for Contracts Involved in Energy Trading and Risk Management Activities.* Most of the contracts used in our trading activities are short-term in nature and are priced using exchange based or over-the-counter price quotes. Long-term contracts typically must be valued using model pricing due to the lack of actively quoted prices. The period for which actively quoted prices are available varies by commodity and pricing point, but is generally shorter for electricity than gas. Use of model pricing requires estimation surrounding factors such as volatility and future price expectations beyond the actively quoted portion of the price curve. In addition, some contracts do not have fixed notional amounts and therefore must be valued using estimates of volumes to be consumed by the counterparty.

We attempt to mitigate these risks by using complex valuation tools, both external and proprietary, which allow us to model prices for periods for which active quotes are unavailable. These models are dynamic and are constantly updated with the most recent data to improve estimates of future expectations. We attempt to mitigate risks for contracts that do not contain fixed notional amounts by obtaining historical data and projecting expected consumption. These models incorporate expectations surrounding the impacts that weather may play in future consumption. We also have a Corporate Risk Management function within Cinergy that is independent of the marketing and trading function and is under the oversight of a risk policy committee comprised primarily of senior company executives. This group's function is to provide an independent evaluation of both forward price curves and the valuation of energy contracts.

There is inherent risk in valuation modeling given the complexity and volatility of energy markets. Fair value accounting has risk, including its application to short-term contracts, as gains and losses recorded through its use are not yet realized. Therefore, it is possible that results in future periods may be materially different as contracts are ultimately settled.

Retail Customer Revenue Recognition Our retail revenues include amounts that are not yet billed to customers. Customers are billed throughout the month as both gas and electric meters are read. We recognize revenues for retail energy sales that have not yet been billed, but where gas or electricity has been consumed. This is termed "unbilled revenue" and is a widely recognized and accepted practice for utilities. In making our estimates of unbilled revenue, we must estimate the effect of weather on consumption. We use complex systems that consider various factors, including weather, in estimation of retail customer consumption at the end of each month. Given the use of these systems and the fact that customers are billed monthly, we believe it is unlikely that materially different results will occur in future periods when revenue is billed.

Accounting Changes

Business Combinations and Intangible Assets In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (Statement 141), and No. 142, *Goodwill and Other Intangible Assets* (Statement 142). Statement 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of Statement 142, goodwill and other intangibles with indefinite lives will no longer be subject to amortization. Goodwill will be initially assessed for impairment shortly after adoption and at least annually thereafter by applying a fair-value-based test, as opposed to the undiscounted cash flow test applied under current accounting standards. This test must be applied at the "reporting unit" level, which is not permitted to be broader than the current business segments discussed in Note 16 of the Notes to Financial Statements. Under Statement 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. We began applying Statement 141 in the third quarter of 2001 and we will adopt Statement 142 in the first quarter of 2002. The discontinuance of amortization of goodwill beginning in the first quarter of 2002 will not be material to our results of operations. We have identified the reporting units for Cinergy and are in the process of performing the initial impairment test. Preliminary estimates indicate that the effects of this test will not be material to our results of operations.

Asset Retirement Obligations In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (Statement 143). Statement 143 requires fair value recognition of legal obligations to retire long-lived assets at the time such obligations are incurred. The initial recognition of this liability will be accompanied by a corresponding increase in property, plant, and equipment. Subsequent to the initial recognition, the liability will be adjusted for any revisions to the expected cash flows of the retirement obligation (with corresponding adjustments to property, plant, and equipment), and for accretion of the liability due to the passage of time (recognized as an operation expense). Additional depreciation expense will be recorded prospectively for any property, plant, and equipment increases. We currently accrue costs of removal on many regulated, long-lived assets through depreciation expense, with a corresponding charge to accumulated depreciation, as allowed by each regulatory jurisdiction. For assets that we conclude have a retirement obligation under Statement 143, the accounting we currently use will be modified to comply with this standard. We will adopt Statement 143 in the first quarter of 2003. We are beginning to analyze the impact of this statement, but, at this time, we are unable to predict whether the implementation of this accounting standard will be material to our financial position or results of operations.

Derivatives During 1998, the FASB issued Statement 133. This standard was effective for Cinergy beginning in 2001, and requires us to record derivative instruments which are not exempt under certain provisions of Statement 133 as assets or liabilities, measured at fair value (i.e., mark-to-market). Our financial statements reflect the adoption of Statement 133 in the first quarter of 2001. Since many of our

derivatives were previously required to use mark-to-market accounting, the effects of implementation were not material.

Our adoption did not reflect the potential impact of applying mark-to-market accounting to selected electricity options and capacity contracts. We had not historically marked these instruments to market because they are intended as either hedges of peak period exposure or sales contracts served with physical generation, neither of which were considered trading activities. At adoption, we classified these contracts as normal purchases or sales based on our interpretation of Statement 133 and in the absence of definitive guidance on such contracts. In June 2001, the FASB staff issued guidance on the application of the normal purchases and sales exemption to electricity contracts containing characteristics of options. While much of the criteria this guidance requires is consistent with the existing guidance in Statement 133, some criteria were added. We adopted the new guidance in the third quarter of 2001, and the effects of implementation for these contracts were not material. We will continue to apply this guidance to any new electricity contracts that meet the definition of a derivative.

In October 2001, the FASB staff posted revised guidance on the normal purchases and sales exemption for these contracts. This revised guidance proposed changes in certain quantitative criteria that were critical to determining whether or not a contract with option characteristics qualified for the normal exemption. In December 2001, the FASB staff again revised this guidance to make the changes proposed by the October guidance more qualitative than quantitative. This new guidance uses several factors to distinguish between capacity contracts, which qualify for the normal purchases and sales exemption, and options, which do not. These factors include deal tenor, pricing structure, specification of the source of power, and various other factors. Based on a review of existing contracts, we do not believe this revised guidance, which will be effective in the third quarter of 2002, will have a material impact on our financial position or results of operations upon adoption. However, given our activity in energy trading, it could increase volatility in future results.

In October 2001, the FASB staff released final guidance on the applicability of the normal purchases and sales exemption to contracts that contain a minimum quantity (a forward component) and flexibility to take additional quantity (an option component). While this guidance was issued primarily to address optionality in fuel supply contracts, it is applicable to all derivatives (subject to certain exceptions for capacity contracts in electricity discussed in the previous paragraphs). This guidance concludes that such contracts are not eligible for the normal purchases and sales exemption due to the existence of optionality in the contract. Cinergy has certain contracts that contain optionality, primarily coal contracts, for which the accounting may be impacted by this new guidance. We will adopt this guidance in the second quarter of 2002, consistent with the transition provisions. We have begun analyzing contracts to determine the applicability of this guidance and to determine the interaction between this guidance and Statement 71. Due to a lack of liquidity with respect to coal purchased under certain contracts, some of our contracts may fail to meet the net settlement criteria of Statement 133, which would preclude such contracts from being considered derivatives. For other possibly affected contracts, we are evaluating the potential for contract restructuring prior to the adoption of this new guidance. To the extent this restructuring results in separate forwards and options, we would plan to apply the normal exemption to the forwards. The options would either be accounted for as cash flow hedges, to the extent all criteria were met, or marked to market similar to all other energy trading contracts. Given these evaluations are ongoing, we are unable to predict whether the implementation of this accounting standard will be material to our results of operations or financial position.

Asset Impairment In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment of Long-Lived Assets* (Statement 144). Statement 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. It supersedes previous guidance on (a) accounting for the impairment or disposal of long-lived assets and (b) accounting and reporting for the disposal of a segment of a business (commonly known as discontinued operations). While Statement 144 incorporates many of the impairment tests and criteria from previous guidance, it does include additional guidance and resolution of inconsistencies and overlaps with other pronouncements. These include adding clarity around when assets are considered held for disposal (which requires an immediate impairment charge if fair value is less than book value) and requiring the use of one accounting model for long-lived assets to be disposed of. We will begin applying Statement 144 in the first quarter of 2002. The impact of implementation on our results of operations and financial position is expected to be immaterial.

INSURANCE

On September 11, 2001, the U.S. experienced terrorists' attacks which resulted in significant loss of life and property. As a result of this tragedy, insurers generally re-evaluated coverage limitations and premium levels. While Cinergy is anticipating increases in its current premiums, we do not expect a material change in the availability of coverage. Management does not believe potential premium increases will be material to our results of operations.

(dollars in thousands, except per share amounts)	2001	2000	1999
Operating Revenues			
Electric	$ 8,181,233	$5,384,082	$4,312,899
Gas	4,662,916	2,941,753	1,596,146
Other	78,388	96,129	28,843
Total Operating Revenues	12,922,537	8,421,964	5,937,888
Operating Expenses			
Fuel and purchased and exchanged power	5,910,959	3,154,213	2,260,297
Gas purchased	4,431,899	2,674,449	1,383,993
Operation and maintenance	1,032,031	1,119,379	1,011,606
Depreciation	378,140	343,949	323,268
Taxes other than income taxes	227,652	268,346	265,501
Total Operating Expenses	11,980,681	7,560,336	5,244,665
Operating Income	941,856	861,628	693,223
Equity in Earnings (Losses) of Unconsolidated Subsidiaries	2,266	5,048	58,021
Gain on Sale of Investment in Unconsolidated Subsidiary (Note 11)	-	-	99,272
Miscellaneous — Net	26,290	13,391	2,031
Interest	268,127	224,459	234,778
Preferred Dividend Requirement of Subsidiary Trust (Note 4)	1,067	-	-
Income Before Taxes	701,218	655,608	617,769
Income Taxes (Note 12)	255,506	251,557	208,671
Preferred Dividend Requirements of Subsidiaries	3,433	4,585	5,457
Net Income	$ 442,279	$ 399,466	$ 403,641
Average Common Shares Outstanding	159,110	158,938	158,863
Earnings Per Common Share (Note 17)			
Net Income	$ 2.78	$ 2.51	$ 2.54
Earnings Per Common Share — Assuming Dilution (Note 17)			
Net Income	$ 2.75	$ 2.50	$ 2.53
Dividends Declared Per Common Share	$ 1.80	$ 1.80	$ 1.80

The accompanying notes as they relate to Cinergy Corp. are an integral part of these consolidated financial statements.

	December 31	
(dollars in thousands)	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 111,067	$ 93,054
Restricted deposits	8,055	4,195
Notes receivable	31,173	35,945
Accounts receivable less accumulated provision for doubtful accounts of $35,580 at December 31, 2001, and $29,951 at December 31, 2000 (Note 7)	1,123,214	1,623,402
Materials, supplies, and fuel — at average cost	240,812	159,340
Energy risk management current assets (Note 1(k))	449,397	1,438,233
Prepayments and other	110,311	116,257
Total Current Assets	2,074,029	3,470,426
Property, Plant, and Equipment — at Cost		
Utility plant in service	8,089,961	7,681,612
Construction work in progress	464,560	323,350
Total Utility Plant	8,554,521	8,004,962
Non-regulated property, plant, and equipment	4,527,994	3,401,203
Accumulated depreciation	4,845,620	4,586,089
Net Property, Plant, and Equipment	8,236,895	6,820,076
Other Assets		
Regulatory assets (Note 1(c))	1,015,863	976,614
Investments in unconsolidated subsidiaries	339,059	538,322
Energy risk management non-current assets (Note 1(k))	134,445	37,228
Other investments	164,155	146,986
Goodwill	53,587	58,997
Other intangible assets	22,250	18,500
Other	259,530	262,579
Total Other Assets	1,988,889	2,039,226
Total Assets	$12,299,813	$12,329,728

The accompanying notes as they relate to Cinergy Corp. are an integral part of these consolidated financial statements.

(dollars in thousands)	December 31 2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 1,029,173**	$ 1,496,494
Accrued taxes	**195,976**	247,006
Accrued interest	**56,216**	47,351
Notes payable and other short-term obligations (Note 6)	**1,155,786**	1,128,657
Long-term debt due within one year (Note 5)	**148,431**	40,545
Energy risk management current liabilities (Note 1(k))	**429,794**	1,456,375
Other	**127,375**	106,679
Total Current Liabilities	**3,142,751**	4,523,107
Non-Current Liabilities		
Long-term debt (Note 5)	**3,596,730**	2,876,367
Deferred income taxes (Note 12)	**1,301,407**	1,185,968
Unamortized investment tax credits	**127,385**	137,965
Accrued pension and other postretirement benefit costs (Note 10)	**438,962**	404,764
Energy risk management non-current liabilities (Note 1(k))	**135,619**	97,507
Other	**246,340**	252,255
Total Non-Current Liabilities	**5,846,443**	4,954,826
Total Liabilities	**8,989,194**	9,477,933
Preferred Trust Securities (Note 4)		
Company obligated, mandatorily redeemable, preferred trust securities of subsidiary, holding solely debt securities of the company	**306,327**	-
Cumulative Preferred Stock of Subsidiaries (Note 3)		
Not subject to mandatory redemption	**62,833**	62,834
Common Stock Equity (Note 2)		
Common Stock — $.01 par value; authorized shares — 600,000,000; outstanding shares — 159,402,839 at December 31, 2001, and 158,967,661 at December 31, 2000	**1,594**	1,590
Paid-in capital	**1,619,659**	1,619,153
Retained earnings	**1,337,135**	1,179,113
Accumulated other comprehensive income (loss) (Note 19)	**(16,929)**	(10,895)
Total Common Stock Equity	**2,941,459**	2,788,961
Commitments and Contingencies (Note 13)		
Total Liabilities and Shareholders' Equity	**$12,299,813**	$12,329,728

The accompanying notes as they relate to Cinergy Corp. are an integral part of these consolidated financial statements.

(dollars in thousands)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Stock Equity
1999					
Beginning balance	$ 1,587	$ 1,595,237	$ 945,214	$ (807)	$ 2,541,231
Comprehensive income:					
Net income	-	-	403,641	-	403,641
Other comprehensive income (loss), net of tax effect of $5,289 (Note 19)					
Foreign currency translation adjustment	-	-	-	(9,781)	(9,781)
Minimum pension liability adjustment	-	-	-	(1,239)	(1,239)
Unrealized gain (loss) on investment trusts	-	-	-	2,086	2,086
Total comprehensive income	-	-	-	-	394,707
Issuance of 258,867 shares of common stock — net	2	6,720	-	-	6,722
Treasury shares purchased	-	(233)	-	-	(233)
Treasury shares reissued	-	3,660	-	-	3,660
Dividends on common stock ($1.80 per share)	-	-	(284,545)	-	(284,545)
Other	-	(7,830)	9	-	(7,821)
Ending balance	$ 1,589	$ 1,597,554	$ 1,064,319	$ (9,741)	$ 2,653,721
2000					
Comprehensive income:					
Net income	-	-	399,466	-	399,466
Other comprehensive income (loss), net of tax effect of $2,755 (Note 19)					
Foreign currency translation adjustment	-	-	-	2,074	2,074
Minimum pension liability adjustment	-	-	-	(1,099)	(1,099)
Unrealized gain (loss) on investment trusts	-	-	-	(2,129)	(2,129)
Total comprehensive income	-	-	-	-	398,312
Issuance of 44,262 shares of common stock — net	1	1,769	-	-	1,770
Treasury shares purchased	-	(3,969)	-	-	(3,969)
Treasury shares reissued	-	11,008	-	-	11,008
Dividends on common stock ($1.80 per share)	-	-	(285,242)	-	(285,242)
Other	-	12,791	570	-	13,361
Ending balance	$ 1,590	$ 1,619,153	$ 1,179,113	$ (10,895)	$ 2,788,961
2001					
Comprehensive income:					
Net income	-	-	442,279	-	442,279
Other comprehensive income (loss), net of tax effect of $1,454 (Note 19)					
Foreign currency translation adjustment	-	-	-	1,641	1,641
Minimum pension liability adjustment	-	-	-	(1,555)	(1,555)
Unrealized gain (loss) on investment trusts	-	-	-	(841)	(841)
Cumulative effect of change in accounting principle	-	-	-	(2,500)	(2,500)
Cash flow hedges (Note 1(l))	-	-	-	(2,779)	(2,779)
Total comprehensive income	-	-	-	-	436,245
Issuance of 435,178 shares of common stock — net	4	9,896	-	-	9,900
Treasury shares purchased	-	(10,015)	-	-	(10,015)
Treasury shares reissued	-	9,157	-	-	9,157
Dividends on common stock ($1.80 per share)	-	-	(286,289)	-	(286,289)
Stock purchase contracts (Note 4)	-	(23,200)	-	-	(23,200)
Other	-	14,668	2,032	-	16,700
Ending balance	$1,594	$1,619,659	$1,337,135	$(16,929)	$2,941,459

The accompanying notes as they relate to Cinergy Corp. are an integral part of these consolidated financial statements.

(dollars in thousands)	2001	2000	1999
Operating Activities			
Net income	$ 442,279	$ 399,466	$ 403,641
Items providing or (using) cash currently:			
Depreciation	378,140	343,949	323,268
Change in net position of energy risk management activities	(96,850)	(22,533)	(47,192)
Deferred income taxes and investment tax credits — net	124,577	47,404	96,067
Gain on sale of investment in unconsolidated subsidiary	-	-	(99,272)
Equity in earnings of unconsolidated subsidiaries	(2,266)	(5,048)	(44,904)
Allowance for equity funds used during construction	(8,628)	(5,813)	(3,633)
Regulatory assets deferrals	(141,324)	(99,661)	(306,340)
Regulatory assets amortization	118,508	92,856	103,116
Changes in current assets and current liabilities:			
Restricted deposits	(1,409)	(3,567)	2,959
Accounts and notes receivable, net of reserves on receivables sold	492,183	(963,309)	(118,561)
Materials, supplies, and fuel	(81,465)	46,409	(3,002)
Accounts payable	(469,965)	761,557	61,590
Accrued taxes and interest	(42,165)	25,737	(11,406)
Other items — net	(17,203)	554	121,936
Net cash provided by (used in) operating activities	694,412	618,001	478,267
Financing Activities			
Change in short-term debt	27,129	578,463	(353,506)
Issuance of long-term debt	940,785	126,420	829,948
Issuance of preferred trust securities	306,327	-	-
Redemption of long-term debt	(131,413)	(234,247)	(553,191)
Retirement of preferred stock of subsidiaries	(1)	(29,393)	(34)
Issuance of common stock	9,900	1,770	6,722
Dividends on common stock	(286,289)	(285,242)	(285,925)
Net cash provided by (used in) financing activities	866,438	157,771	(355,986)
Investing Activities			
Construction expenditures (less allowance for equity funds used during construction)	(846,159)	(514,193)	(434,294)
Acquisitions and other investments	(696,678)	(250,444)	(396,491)
Sale of investment in unconsolidated subsidiary	-	-	690,269
Net cash provided by (used in) investing activities	(1,542,837)	(764,637)	(140,516)
Net increase (decrease) in cash and cash equivalents	18,013	11,135	(18,235)
Cash and cash equivalents at beginning of period	93,054	81,919	100,154
Cash and cash equivalents at end of period	$ 111,067	$ 93,054	$ 81,919
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 264,213	$ 223,666	$ 232,019
Income taxes	$ 153,092	$ 216,556	$ 130,179

The accompanying notes as they relate to Cinergy Corp. are an integral part of these consolidated financial statements.

(dollars in thousands)	December 31 2001	2000
Long-term Debt (excludes current portion)		
Cinergy Corp.		
Other Long-term Debt:		
6.53 % Debentures due December 16, 2008	$ 200,000	$ 200,000
6.125% Debentures due April 15, 2004	200,000	200,000
6.25 % Debentures due September 1, 2004 (Executed interest rate swaps of $250 million set at London Inter-Bank Offered Rate (LIBOR) plus 2.44%) (Note 5)	500,341	-
Total Other Long-term Debt	900,341	400,000
Unamortized Discount	(255)	(265)
Total — Cinergy Corp.	900,086	399,735
Cinergy Global Resources, Inc.		
Other Long-term Debt:		
6.20 % Debentures due November 3, 2008	150,000	150,000
Variable interest rate of LIBOR plus 1.75%, due July 2015	14,042	14,156
Variable interest rate of LIBOR plus 2.5%, due July 2015	5,840	6,323
Variable interest rates ranging between the 3 month Prague Inter-Bank Offered Rate plus 0.55% to the 3 month Euro Inter-Bank Offered Rate (EURIBOR) plus 4.12%, maturing March 2004 to March 2005	2,752	8,314
Fixed interest rates 6.1% - 7.4% maturing March 2003 to May 2003	10,271	18,783
Fixed interest rates ranging between 9.423% and 9.911%, maturing September 2010 to September 2019	13,420	-
Fixed interest rate of 11.5%, maturing December 2023 to March 2025	17,850	-
Variable interest rate of EURIBOR plus 1.2%, maturing November 2016	52,274	-
Total Other Long-term Debt	266,449	197,576
Unamortized Discount	(227)	(260)
Total — Cinergy Global Resources, Inc.	266,222	197,316
The Cincinnati Gas & Electric Company (CG&E) and Subsidiaries		
CG&E		
First Mortgage Bonds:		
7¼ % Series due September 1, 2002	-	100,000
6.45 % Series due February 15, 2004	110,000	110,000
7.20 % Series due October 1, 2023	265,500	265,500
5.45 % Series due January 1, 2024 (Pollution Control)	46,700	46,700
5½ % Series due January 1, 2024 (Pollution Control)	48,000	48,000
Total First Mortgage Bonds	470,200	570,200
Pollution Control Notes:		
6.50 % due November 15, 2022	12,721	12,721
Other Long-term Debt:		
Liquid Asset Notes with Coupon Exchange due October 1, 2007 (Executed interest rate swap set at 6.87% through maturity commencing at October 19, 2000)	100,000	100,000
6.40 % Debentures due April 1, 2008	100,000	100,000
6.90 % Debentures due June 1, 2025 (Redeemable at the option of the holders on June 1, 2005)	150,000	150,000
8.28 % Junior Subordinated Debentures due July 1, 2025	100,000	100,000
6.35 % Debentures due June 15, 2038 (Interest rate resets June 15, 2003)	100,000	100,000
Total Other Long-term Debt	550,000	550,000
Unamortized Premium and Discount — Net	(2,209)	(2,449)
Total — CG&E	1,030,712	1,130,472
The Union Light, Heat and Power Company (ULH&P)		
Other Long-term Debt:		
6.11 % Debentures due December 8, 2003	20,000	20,000
6.50 % Debentures due April 30, 2008	20,000	20,000
7.65 % Debentures due July 15, 2025	15,000	15,000
7.875% Debentures due September 15, 2009	20,000	20,000
Total Other Long-term Debt	75,000	75,000
Unamortized Premium and Discount — Net	(379)	(411)
Total — ULH&P	74,621	74,589
Total — CG&E Consolidated	$1,105,333	$1,205,061

The accompanying notes as they relate to Cinergy Corp. are an integral part of these consolidated financial statements.

(dollars in thousands)						December 31 2001	2000
PSI Energy, Inc. (PSI)							
First Mortgage Bonds:							
Series ZZ, 5¾ %, due February 15, 2028 (Pollution Control)						$ 50,000	$ 50,000
Series AAA, 7⅛ %, due February 1, 2024						30,000	30,000
Series BBB, 8.0 %, due July 15, 2009						124,665	124,665
Series CCC, 8.85%, due January 15, 2022						53,055	53,055
Series DDD, 8.31%, due September 1, 2032						38,000	38,000
Series EEE, 6.65%, due June 15, 2006 (Note 5)						325,000	-
Total First Mortgage Bonds						620,720	295,720
Secured Medium-term Notes:							
Series A, 8.37% to 8.81%, due November 8, 2006 to June 1, 2022						34,300	57,300
Series B, 5.93% to 8.24%, due September 17, 2003 to August 22, 2022						126,000	126,000
(Series A and B, 7.105% weighted average interest rate and 8 year weighted average remaining life)							
Total Secured Medium-term Notes						160,300	183,300
Other Long-term Debt:							
Series 2000A, Pollution Control Revenue Refunding Bond, due May 1, 2035						44,025	44,025
Series 2000B, Pollution Control Revenue Refunding Bond, due April 1, 2022						10,000	10,000
6.35% Debentures due November 15, 2006						50	50
6.00% Debentures due December 14, 2016 (Note 5)						-	50,000
6.50% Synthetic Putable Yield Securities due August 1, 2026 (Interest rate resets August 1, 2005)						50,000	50,000
7.25% Junior Maturing Principal Securities due March 15, 2028						2,658	2,658
6.00% Rural Utilities Service (RUS) Obligation payable in annual installments						83,004	83,927
6.52% Senior Notes due March 15, 2009						97,342	97,342
7.85% Debentures due October 15, 2007						265,000	265,000
Total Other Long-term Debt						552,079	603,002
Unamortized Premium and Discount — Net						(8,010)	(7,767)
Total — PSI						1,325,089	1,074,255
Total — Consolidated Long-term Debt						$3,596,730	$2,876,367
Preferred Trust Securities							
Company obligated, mandatorily redeemable, preferred trust securities of subsidiary, *holding solely debt securities of the company (Note 4)*						$ 306,327	-
Cumulative Preferred Stock of Subsidiaries	**Par/Stated Value**	**Authorized Shares**	**Shares Outstanding at December 31, 2001**	**Series**	**Mandatory Redemption**		
CG&E	$100	6,000,000	204,859	4% - 4¾%	No	$ 20,486	$ 20,486
PSI	$100	5,000,000	347,581	3½% - 6⅞%	No	34,758	34,759
PSI	$ 25	5,000,000	303,544	4.16% - 4.32%	No	7,589	7,589
Total Cumulative Preferred Stock of Subsidiaries						62,833	62,834
Common Stock Equity							
Common stock — $.01 par value; authorized shares — 600,000,000; outstanding shares — 159,402,839 at December 31, 2001, and 158,967,661 at December 31, 2000						$ 1,594	$ 1,590
Paid-in capital						1,619,659	1,619,153
Retained earnings						1,337,135	1,179,113
Accumulated other comprehensive income (loss)						(16,929)	(10,895)
Total Common Stock Equity						2,941,459	2,788,961
Total Capitalization						$6,907,349	$5,728,162

The accompanying notes as they relate to Cinergy Corp. are an integral part of these consolidated financial statements.

In this report Cinergy (which includes Cinergy Corp. and all of our regulated and non-regulated subsidiaries) is, at times, referred to in the first person as "we", "our", or "us".

1. SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Cinergy Corp., a Delaware corporation created in October 1994, owns all outstanding common stock of The Cincinnati Gas & Electric Company (CG&E) and PSI Energy, Inc. (PSI), both of which are public utility subsidiaries. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Our other principal subsidiaries are:

- Cinergy Wholesale Energy, Inc. (Wholesale Energy);
- Cinergy Services, Inc. (Services);
- Cinergy Investments, Inc. (Investments);
- Cinergy Global Resources, Inc. (Global Resources); and
- Cinergy Technologies, Inc. (Technologies).

CG&E, an Ohio corporation, is a combination electric and gas public utility company that provides service in the southwestern portion of Ohio and, through its subsidiaries, in nearby areas of Kentucky and Indiana. CG&E's principal subsidiary, The Union Light, Heat and Power Company (ULH&P), is a Kentucky corporation that provides electric and gas service in northern Kentucky. CG&E's other subsidiaries are insignificant to its results of operations.

In 2001, CG&E began a transition to electric deregulation and customer choice. Currently, the competitive retail electric market in Ohio is in the development stage. CG&E is recovering its Public Utilities Commission of Ohio (PUCO) approved costs and retail electric rates are frozen during this market development period. See Note 18 for a discussion of key elements on Ohio deregulation.

PSI, an Indiana corporation, is a vertically integrated and regulated electric utility that provides service in north central, central, and southern Indiana.

The following table presents further information related to the operations of our domestic utility companies (our operating companies):

Principal Line(s) of Business
CG&E and subsidiaries ▷ Generation, transmission, distribution, and sale of electricity ▷ Sale and/or transportation of natural gas
PSI ▷ Generation, transmission, distribution, and sale of electricity

Wholesale Energy is a holding company for Cinergy's energy commodity businesses, including electric production, as the generation assets eventually become unbundled from the utility subsidiaries. See Note 18 for a discussion on Ohio deregulation. Cinergy Power Generation Services, LLC (Generation Services), a wholly-owned subsidiary of Wholesale Energy, provides electric production-related construction, operation and maintenance services to certain affiliates and non-affiliated third parties.

Services is a service company that provides our subsidiaries with a variety of centralized administrative, management, and support services. Investments holds most of our domestic non-regulated, energy-related businesses and investments. Global Resources holds most of our international businesses and investments and directs our renewable energy investing activities (for example, wind farms). Technologies primarily holds our portfolio of technology-related investments.

We conduct operations through our subsidiaries and manage through the following three business units:

- Energy Merchant Business Unit (Energy Merchant);
- Regulated Businesses Business Unit (Regulated Businesses); and
- Power Technology and Infrastructure Services Business Unit (Power Technology).

For further discussion of business units see Note 16.

(b) Presentation

Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles (GAAP). Actual results could differ, as these estimates and assumptions involve judgment. These estimates and assumptions affect various matters, including:

- the reported amounts of assets and liabilities in our Consolidated Balance Sheets at the dates of the financial statements;
- the disclosure of contingent assets and liabilities at the dates of the financial statements; and
- the reported amounts of revenues and expenses in our Consolidated Statements of Income during the reporting periods.

Additionally, we have reclassified certain prior-year amounts in our consolidated financial statements for comparative purposes.

We use three different methods to report investments in subsidiaries or other companies: the consolidation method, the equity method, and the cost method.

(i) Consolidation Method We use the consolidation method when we own a majority of the voting stock of or have the ability to control a subsidiary. We eliminate all significant intercompany transactions when we consolidate these accounts. Our consolidated financial statements include the accounts of Cinergy, CG&E, and PSI, and their wholly-owned subsidiaries.

(ii) Equity Method We use the equity method to report investments, joint ventures, partnerships, subsidiaries, and affiliated companies in which we do not have control, but have the ability to exercise influence over operating and financial policies (generally, 20% to 50% ownership). Under the equity method we report:

- our investment in the entity as *Investments in unconsolidated subsidiaries* in our Consolidated Balance Sheets; and
- our percentage share of the earnings from the entity as *Equity in earnings (losses) of unconsolidated subsidiaries* in our Consolidated Statements of Income.

(iii) Cost Method We use the cost method to report investments, joint ventures, partnerships, subsidiaries, and affiliated companies in which we do not have control and are unable to exercise significant influence over operating and financial policies (generally, up to 20% ownership). Under the cost method we report our investments in the entity as *Other investments* in our Consolidated Balance Sheets.

(c) Regulation

Our operating companies and certain of our non-utility subsidiaries must comply with the rules prescribed by the SEC under the PUHCA. Our operating companies must also comply with the rules prescribed by the Federal Energy Regulatory Commission (FERC) and the state utility commissions of Ohio, Indiana, and Kentucky.

Our operating companies use the same accounting policies and practices for financial reporting purposes as non-regulated companies under GAAP. However, sometimes actions by the FERC and the state utility commissions result in accounting treatment different from that used by non-regulated companies. When this occurs, we apply the provisions of Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (Statement 71). In accordance with Statement 71, we record regulatory assets and liabilities (expenses deferred for future recovery from customers or obligations to be refunded to customers) on our Consolidated Balance Sheets.

Comprehensive electric deregulation legislation was passed in Ohio on July 6, 1999. As required by the legislation, CG&E filed its Proposed Transition Plan for approval by the PUCO on December 28, 1999. On August 31, 2000, the PUCO approved a stipulation agreement relating to CG&E's transition plan. This plan created a Regulatory Transition Charge (RTC), designed to recover CG&E's generation-related regulatory assets and transition costs over a ten-year period which began January 1, 2001. Accordingly, Statement 71 was discontinued for the generation portion of CG&E's business and Statement of Financial Accounting Standards No. 101, *Regulated Enterprises — Accounting for the Discontinuation of Application of FASB Statement No. 71* was applied. The effect of this change to the financial statements was immaterial. Except with respect to the generation-related assets and liabilities of CG&E, as of December 31, 2001, our operating companies continue to meet the criteria of Statement 71. However, as other states implement deregulation legislation, the application of Statement 71 will need to be reviewed. Based on our operating companies' current regulatory orders and the regulatory environment in which they currently operate, the recovery of regulatory assets recognized in the accompanying Consolidated Balance Sheets as of December 31, 2001, is probable. The effect of future discontinuance of Statement 71 on results of operations, cash flows, or statements of position cannot be determined until deregulation legislation plans have been approved by each state in which we do business. For a further discussion of Ohio deregulation see Note 18.

Our regulatory assets and amounts authorized for recovery through regulatory orders at December 31, 2001, and 2000, are as follows:

	2001			2000		
(in millions)	CG&E[1]	PSI	Cinergy	CG&E[1]	PSI	Cinergy
Amounts due from customers — income taxes[2]	$ 57	$ 5	$ 62	$ 53	$ 20	$ 73
Gasification services agreement buyout costs[3]	-	244	244	-	251	251
Post-in-service carrying costs and deferred operating expenses	-	39	39	-	41	41
Coal contract buyout cost[4]	-	26	26	-	53	53
Deferred demand-side management costs	-	9	9	-	-	-
Deferred merger costs	6	56	62	7	60	67
Unamortized costs of reacquiring debt	10	33	43	11	31	42
Coal gasification services expenses	-	8	8	-	12	12
RTC recoverable assets[5]	511	-	511	432	-	432
Other	9	3	12	-	6	6
Total regulatory assets	$593	$423	$1,016	$503	$474	$977
Authorized for recovery[6]	$573	$379	$ 952	$494	$404	$898

(1) Includes $8 million at December 31, 2001, and $10 million at December 31, 2000, related to ULH&P. Of these amounts, $.6 million at December 31, 2001, and $3.4 million at December 31, 2000, have been authorized for recovery.

(2) The various regulatory commissions overseeing the regulated business operations of our operating companies regulate income tax provisions reflected in customer rates. In accordance with the provisions of Statement 71, we have recorded net regulatory assets for CG&E and PSI and a regulatory liability for ULH&P.

(3) PSI reached an agreement with Dynegy, Inc. to purchase the remainder of its 25-year contract for coal gasification services. In accordance with an order from the Indiana Utility Regulatory Commission (IURC), PSI began recovering this asset over an 18-year period that commenced upon the termination of the gas services agreement in 2000.

(4) In August 1996, PSI entered into a coal supply agreement, which expired December 31, 2000. The agreement provided for a buyout charge, which is being recovered through the fuel adjustment clause through December 2002.

(5) In August 2000, CG&E's deregulation transition plan was approved. Effective January 1, 2001, an RTC went into effect and provides for recovery of all then existing generation-related regulatory assets and various transition costs over a ten-year period. Because a separate charge provides for recovery, these assets were aggregated and are included as a single amount in this presentation. The classification of all transmission and distribution related regulatory assets has remained the same.

(6) At December 31, 2001, these amounts were being recovered through rates charged to customers over a period ranging from 1 to 22 years for CG&E, 1 to 32 years for PSI, and 1 to 19 years for ULH&P.

(d) Statements of Cash Flows

We define *Cash equivalents* as investments with maturities of three months or less when acquired.

(e) Operating Revenues and Fuel Costs

Our operating companies record *Operating revenues* for electric and gas service, including unbilled revenues and the associated expenses, when they provide the service to the customers. The associated expenses include:

- fuel used to generate electricity;
- electricity purchased from others;
- natural gas purchased from others; and
- transportation costs associated with the purchase of fuel, electricity, and natural gas.

These expenses are shown in our Consolidated Statements of Income as *Fuel and purchased and exchanged power* and *Gas purchased*. Any portion of these costs that are recoverable or refundable to customers in future periods is deferred in either *Accounts receivable* or *Accounts payable* in our Consolidated Balance Sheets.

Indiana law limits the amount of fuel costs that PSI can recover to an amount that will not result in earning a return in excess of that allowed by the IURC. Due to deregulation in the state of Ohio, the recovery of fuel costs in retail rates has been frozen.

(f) Property, Plant, and Equipment

Property, plant, and equipment includes the utility and non-regulated business property and equipment that is in use, being held for future use, or under construction. We report our *Property, plant, and equipment* at its original cost, which includes:

- materials;
- salaries;
- payroll taxes;
- fringe benefits;
- financing costs of funds used during construction (described below in (h) and (i)); and
- other miscellaneous amounts.

In August 2000, the generation assets of CG&E were released from the first mortgage indenture lien. CG&E's transmission assets, distribution assets, and any generating assets added after August 2000, remain subject to the lien of the first mortgage bond indenture. The utility property of PSI is also subject to the lien of its first mortgage bond indenture.

(g) Depreciation

We determine the provisions for depreciation expense using the straight-line method. The depreciation rates are based on periodic studies of the estimated useful lives (the number of years we expect to be able to use the properties) and the net cost to remove the properties. The average depreciation rates for *Property, plant, and equipment*, excluding software, are presented in the table below.

	2001	2000	1999
Cinergy			
Non-regulated[1]	4.2%	-%	-%
CG&E and subsidiaries			
Electric	2.5	2.6	2.9[2]
Gas	2.9	2.9	2.9
Common	2.9	3.3	2.7
Non-regulated electric generation	3.2	3.1	-
PSI	3.0	3.0	3.0

(1) Excluding CG&E's electric generation. Amounts in 1999 and 2000 were immaterial.

(2) Prior to Ohio deregulation in 2000, electric generation was included in the electric line item.

(h) Allowance for Funds Used During Construction (AFUDC)

Our operating companies finance construction projects with borrowed funds and equity funds. Regulatory authorities allow us to record the costs of these funds as part of the cost of construction projects. AFUDC is calculated using a methodology authorized by the regulatory authorities. AFUDC rates are compounded semi-annually and are as follows:

	2001	2000	1999
Cinergy average	7.4%	8.0%	7.3%
CG&E and subsidiaries average	8.6	8.4	8.0
PSI average	7.1	7.4	6.5

The borrowed funds component of AFUDC, which is recorded on a pre-tax basis, was as follows:

(in millions)	2001	2000	1999
Cinergy	$8.4	$8.2	$5.6
CG&E and subsidiaries	1.0	5.0	3.4
PSI	7.4	3.2	2.2

With the deregulation of CG&E's generation assets, the AFUDC method is no longer used to capitalize the cost of funds used during generation-related construction at CG&E. See (i) below for a discussion of capitalized interest.

(i) Capitalized Interest

Cinergy capitalizes interest costs for non-regulated construction projects in accordance with Statement of Financial Accounting Standards No. 34, *Capitalization of Interest Cost* (Statement 34). The primary differences from AFUDC are that Statement 34 methodology does not include a component for equity funds and does not emphasize short-term borrowings over long-term borrowings. Capitalized interest costs, which are recorded on a pre-tax basis, were $7.1 million and $5.5 million for Cinergy and CG&E, respectively, for the year ended December 31, 2001. Capitalized interest costs for the years 1999 and 2000 were immaterial.

(j) Federal and State Income Taxes

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, requires an asset and liability approach for financial accounting and reporting of income taxes. The tax effects of differences between the financial reporting and tax basis of accounting are reported as *Deferred income tax assets* or *liabilities* in our Consolidated Balance Sheets and are based on currently enacted income tax rates.

Investment tax credits, which have been used to reduce our federal income taxes payable, have been deferred for financial reporting purposes. These deferred investment tax credits are being amortized over the useful lives of the property to which they are related. For a further discussion of income taxes see Note 12.

(k) Energy Marketing and Trading

We market and trade electricity, natural gas, and other energy-related products. We designate transactions as physical or trading at the time they are originated. Physical refers to our intent and projected ability to fulfill substantially all obligations from company-owned assets. We sell generation to third parties when it is not required to meet native load requirements (end-use customers within our public utility companies' franchise service territory). All other energy contracts (including most natural gas contracts) are classified

as trading. We account for physical transactions on a settlement basis and trading transactions using the mark-to-market method of accounting, consistent with our application of Emerging Issues Task Force (EITF) 98-10, *Accounting for Contracts Involved in Energy Trading and Risk Management Activities.* To the extent that physical transactions constitute derivatives under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* (Statement 133), we typically utilize the normal purchases and sales exemption when the criteria for the application of the normal exemption are met, the most critical criterion being probability of delivery under the contract. Should we determine that delivery under a previously exempted contract is no longer probable, that contract would be recognized at fair value and subsequently marked to market. To the extent trading transactions constitute derivatives under Statement 133, we typically do not attempt to identify them as a hedging instrument.

Under the mark-to-market method of accounting, trading transactions are shown at fair value in our Consolidated Balance Sheets as *Energy risk management assets* and *Energy risk management liabilities.* We reflect changes in fair value resulting in unrealized gains and losses in *Fuel and purchased and exchanged power* and *Gas purchased* on our Consolidated Statements of Income. We record the revenues and costs for all transactions in our Consolidated Statements of Income when the contracts are settled. We recognize revenues in *Operating revenues;* costs are recorded in *Fuel and purchased and exchanged power* and *Gas purchased.*

Although we intend to settle physical electricity contracts with company-owned generation, occasionally we settle these contracts with power purchased on the open trading markets. The cost of these purchases could be in excess of the associated revenues. We recognize the gains or losses on these transactions as the power is delivered. Due to the infrequency of such settlements, both historical and projected, and the fact that physical power settlement to the customer still occurs, we continue to apply the normal purchases and sales exemption to such physical contracts that constitute derivatives. Open market purchases may occur for the following reasons:

- generating station outages;
- least-cost alternative;
- native load requirements; and
- extreme weather.

We value contracts in the trading portfolio using end-of-the-period market prices, utilizing the following factors (as applicable):

- closing exchange prices (that is, closing prices for standardized electricity and natural gas products traded on an organized exchange, such as the New York Mercantile Exchange);
- broker-dealer and over-the-counter price quotations; and
- model pricing (which considers time value and historical volatility factors of electricity and natural gas).

We anticipate that some of the electricity obligations, even though considered trading contracts, will ultimately be settled using company-owned generation. The cost of this generation is usually below the market price at which the trading portfolio has been valued. The potential for earnings volatility from period to period is increased due to the risks associated with marketing and trading electricity, natural gas, and other energy-related products.

Throughout 2001, our natural gas trading volumes increased substantially. Because of this volume change and the potential volatility of gas prices, our risk exposure to these markets has increased. However, we continue to employ value-at-risk analysis and other methodologies to mitigate our risks in all trading operations, including natural gas trading.

We are in the process of evaluating the feasibility of coal marketing as a commercial activity. While our review of establishing a dedicated commercial activity is ongoing, we executed a small number of sales contracts in the fourth quarter of 2001. These contracts were entered into primarily to balance forecasted supply and demand in 2002 as we had some coal under option, accounted for at fair value, that our forecast indicated would not be internally consumed. Since option contracts cannot utilize the normal exemption (see Note 1(m)(iii) for certain exceptions to this rule), the coal from this option was designated to source these sales contracts. We have concluded that these sales contracts meet the definition of a derivative and are therefore accounted for at fair value. Should coal begin to be marketed in 2002 under a formal commercial activity, it is likely that the volume of coal transactions accounted for under mark-to-market could increase substantially. Since we are still evaluating the viability of this as a commercial activity, the impact to either our financial position or results of operations cannot be determined at this time.

(l) Financial Derivatives

We use derivative financial instruments to manage:

- funding costs;
- exposure to fluctuations in interest rates; and
- exposure to foreign currency exchange rates.

We account for derivatives under Statement 133, which requires all derivatives that are not exempted to be accounted for at fair value. Changes in the derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivatives that qualify as hedges can (a) offset related fair value changes on the hedged item in the income statement for fair value hedges; or (b) be recorded in other comprehensive income for cash flow hedges. To qualify for hedge accounting, financial instruments must be designated as a hedge (for example, an offset of foreign exchange or interest rate risks) at the inception of the contract and must be effective at reducing the risk associated with the hedged item. Accordingly, changes in the fair values or cash flows of instruments designated as hedges must be highly correlated with changes in the fair values or cash flows of the related hedged items.

From time to time, we may use foreign currency contracts (for example, a contract obligating one party to buy, and the other to sell, a specified quantity of a foreign currency for a fixed price at a future date) and currency swaps (for example, a contract whereby two parties exchange principal and interest cash flows denominated in different currencies) to hedge foreign currency denominated purchase and sale commitments (cash flow hedges) and certain of our net investments in foreign operations (net investment hedges) against currency exchange rate fluctuations. Reclassification of unrealized gains or losses on foreign currency cash flow hedges from other comprehensive income occurs when the underlying hedged item is recorded in income.

We also use interest rate swaps (an agreement by two parties to exchange fixed-interest rate cash flows for floating-interest rate cash flows). Through December 31, 2000, we utilized the accrual method to account for these interest rate swaps. Accordingly, gains and losses were calculated based on the current period difference between the fixed-rate and the floating-rate interest amounts, using agreed upon notional amounts. These gains and losses were recognized in our Consolidated Statements of Income as a component of *Interest* over the life of the agreement. Effective with our adoption of Statement 133 in the first quarter of 2001, we began accounting for interest rate swaps using fair value accounting and are assessing the effectiveness of any swaps used in hedging activities. At December 31, 2001, the fair value, and ineffectiveness, of instruments that we have classified as fair value or cash flow hedges of debt instruments was not material. Reclassification of unrealized gains or losses on cash flow hedges of variable-rate debt instruments from other comprehensive income occurs as interest payments are accrued on the debt instrument. See Note 1(m)(iii) below for further discussion of Statement 133.

(m) Accounting Changes

(i) Business Combinations and Intangible Assets In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (Statement 141), and No. 142, *Goodwill and Other Intangible Assets* (Statement 142). Statement 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of Statement 142, goodwill and other intangibles with indefinite lives will no longer be subject to amortization. Goodwill will be initially assessed for impairment shortly after adoption and at least annually thereafter by applying a fair-value-based test, as opposed to the undiscounted cash flow test applied under current accounting standards. This test must be applied at the "reporting unit" level, which is not permitted to be broader than the current business segments discussed in Note 16. Under Statement 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. We began applying Statement 141 in the third quarter of 2001 and we will adopt Statement 142 in the first quarter of 2002. The discontinuance of amortization of goodwill beginning in the first quarter of 2002 will not be material to our results of operations. We have identified the reporting units for Cinergy and are in the process of performing the initial impairment test. Preliminary estimates indicate that the effects of this test will not be material to our results of operations.

(ii) Asset Retirement Obligations In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (Statement 143). Statement 143 requires fair value recognition of legal obligations to retire long-lived assets at the time such obligations are incurred. The initial recognition of this liability will be accompanied by a corresponding increase in property, plant, and equipment. Subsequent to the initial recognition, the liability will be adjusted for any revisions to the expected cash flows of the retirement obligation (with corresponding adjustments to property, plant, and equipment), and for

accretion of the liability due to the passage of time (recognized as an operation expense). Additional depreciation expense will be recorded prospectively for any property, plant, and equipment increases. We currently accrue costs of removal on many regulated, long-lived assets through depreciation expense, with a corresponding charge to accumulated depreciation, as allowed by each regulatory jurisdiction. For assets that we conclude have a retirement obligation under Statement 143, the accounting we currently use will be modified to comply with this standard. We will adopt Statement 143 in the first quarter of 2003. We are beginning to analyze the impact of this statement, but, at this time, we are unable to predict whether the implementation of this accounting standard will be material to our financial position or results of operations.

(iii) Derivatives During 1998, the FASB issued Statement 133. This standard was effective for Cinergy beginning in 2001, and requires us to record derivative instruments which are not exempt under certain provisions of Statement 133 as assets or liabilities, measured at fair value (i.e., mark-to-market). Our financial statements reflect the adoption of Statement 133 in the first quarter of 2001. Since many of our derivatives were previously required to use mark-to-market accounting, the effects of implementation were not material.

Our adoption did not reflect the potential impact of applying mark-to-market accounting to selected electricity options and capacity contracts. We had not historically marked these instruments to market because they are intended as either hedges of peak period exposure or sales contracts served with physical generation, neither of which were considered trading activities. At adoption, we classified these contracts as normal purchases or sales based on our interpretation of Statement 133 and in the absence of definitive guidance on such contracts. In June 2001, the FASB staff issued guidance on the application of the normal purchases and sales exemption to electricity contracts containing characteristics of options. While much of the criteria this guidance requires is consistent with the existing guidance in Statement 133, some criteria were added. We adopted the new guidance in the third quarter of 2001, and the effects of implementation for these contracts were not material. We will continue to apply this guidance to any new electricity contracts that meet the definition of a derivative.

In October 2001, the FASB staff posted revised guidance on the normal purchases and sales exemption for these contracts. This revised guidance proposed changes in certain quantitative criteria that were critical to determining whether or not a contract with option characteristics qualified for the normal exemption. In December 2001, the FASB staff again revised this guidance to make the changes proposed by the October guidance more qualitative than quantitative. This new guidance uses several factors to distinguish between capacity contracts, which qualify for the normal purchases and sales exemption, and options, which do not. These factors include deal tenor, pricing structure, specification of the source of power, and various other factors. Based on a review of existing contracts, we do not believe this revised guidance, which will be effective in the third quarter of 2002, will have a material impact on our financial position or results of operations upon adoption. However, given our activity in energy trading, it could increase volatility in future results.

In October 2001, the FASB staff released final guidance on the applicability of the normal purchases and sales exemption to contracts that contain a minimum quantity (a forward component) and flexibility to take additional quantity (an option component). While this guidance was issued primarily to address optionality in fuel supply contracts, it is applicable to all derivatives (subject to certain exceptions for capacity contracts in electricity discussed in the previous paragraphs). This guidance concludes that such contracts are not eligible for the normal purchases and sales exemption due to the existence of optionality in the contract. Cinergy has certain contracts that contain optionality, primarily coal contracts, for which the accounting may be impacted by this new guidance. We will adopt this guidance in the second quarter of 2002, consistent with the transition provisions. We have begun analyzing contracts to determine the applicability of this guidance and to determine the interaction between this guidance and Statement 71. Due to a lack of liquidity with respect to coal purchased under certain contracts, some of our contracts may fail to meet the net settlement criteria of Statement 133, which would preclude such contracts from being considered derivatives. For other possibly affected contracts, we are evaluating the potential for contract restructuring prior to the adoption of this new guidance. To the extent this restructuring results in separate forwards and options, we would plan to apply the normal exemption to the forwards. The options would either be accounted for as cash flow hedges, to the extent all criteria were met, or marked to market similar to all other energy trading contracts. Given these evaluations are ongoing, we are unable to predict whether the implementation of this accounting standard will be material to our results of operations or financial position.

(iv) Asset Impairment In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment of Long-Lived Assets* (Statement 144). Statement 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. It supersedes previous guidance on (a) accounting for the impairment or disposal of long-lived assets and (b) accounting and reporting for the disposal of a segment of a business (commonly known as discontinued operations). While Statement 144 incorporates many of the impairment tests and criteria from previous guidance, it does include additional guidance and resolution of inconsistencies and overlaps with other pronouncements. These include adding clarity around when assets are considered held for disposal (which requires an immediate impairment charge if fair value is less than book value) and requiring the use of one accounting model for long-lived assets to be disposed of. We will begin applying Statement 144 in the first quarter of 2002. The impact of implementation on our results of operations and financial position is expected to be immaterial.

(n) Translation of Foreign Currency
We translate the assets and liabilities of foreign subsidiaries, whose functional currency (generally, the local currency of the country in which the subsidiary is located) is not the United States (U.S.) dollar, using the appropriate exchange rate as of the end of the year. We translate income and expense items using the average exchange rate prevailing during the month the respective transaction occurs. We record translation gains and losses in *Accumulated other comprehensive income (loss)*, which is a component of common stock equity.

(o) Related Party Transactions
Cinergy and its subsidiaries engage in related party transactions. These transactions are generally performed at cost and in accordance with the SEC regulations under the PUHCA. The significant related party transactions are disclosed below.

Services provides our regulated and non-regulated subsidiaries with a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under the PUHCA. These costs were $483 million, $479 million, and $416 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Generation Services, which began operations on January 1, 2001, supplies electric production-related construction, operation and maintenance services to certain of our subsidiaries pursuant to agreements approved by the SEC under the PUHCA. The costs of these services were $92 million for the year ended December 31, 2001.

ULH&P purchases energy from CG&E pursuant to a new contract effective January 1, 2002, which was approved by the FERC and the Kentucky Public Service Commission (KPSC). This five-year agreement is a negotiated fixed-rate contract with CG&E and replaces the previous cost-of-service based contract, which expired on December 31, 2001.

ULH&P purchased energy from CG&E for resale in the amounts of $152 million, $160 million, and $159 million for the years ended December 31, 2001, 2000, and 1999, respectively.

2. COMMON STOCK

(a) Changes In Common Stock Outstanding
The following table reflects information related to shares of common stock issued for stock-based plans.

	Newly Issued Shares Used to Grant or Settle Awards		
	2001	2000	1999
Cinergy Corp. 1996 Long-term Incentive Compensation Plan (LTIP)	64,851	-	-
Cinergy Corp. Stock Option Plan (SOP)	197,957	77,042	255,828
Cinergy Corp. Employee Stock Purchase and Savings Plan	1,504	208	266
Cinergy Corp. UK Sharesave Scheme	121	-	-
Cinergy Corp. Retirement Plan for Directors	-	-	-
Cinergy Corp. Directors' Equity Compensation Plan	-	-	-
Cinergy Corp. Directors' Deferred Compensation Plan	-	-	-
Cinergy Corp. 401(k) Plans	69,500	-	-
Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan	173,984	-	-
Cinergy Corp. Performance Shares Plan	-	-	34,550
Cinergy Corp. Union Employees' Savings Incentive Plan	-	-	-

We retired 72,739 shares of common stock in 2001; 32,988 shares in 2000; and 31,777 shares in 1999, mainly representing shares tendered as payment for the exercise of previously granted stock options.

In April 2001, Cinergy adopted the Direct Stock Purchase and Dividend Reinvestment Plan, a plan designed to provide investors with a convenient method to purchase shares of Cinergy Corp. common stock and to reinvest cash dividends in the purchase of additional shares. This plan replaced the Dividend Reinvestment and Stock Purchase Plan.

In November 2001, Cinergy chose to reinstitute the practice of issuing new Cinergy Corp. common shares to satisfy obligations under its various employee stock plans and the Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan. This replaces our previous practice of purchasing shares in the open market to fulfill certain plan obligations.

In January 2002, Cinergy registered 100,000 shares of common stock under the Cinergy Corp. 401(k) Excess Plan.

Cinergy Corp. owns all of the common stock of CG&E and PSI. All of ULH&P's common stock is held by CG&E.

(b) Dividend Restrictions

Cinergy Corp.'s ability to pay dividends to holders of its common stock is principally dependent on the ability of CG&E and PSI to pay Cinergy Corp. common dividends. Cinergy Corp., CG&E, and PSI cannot pay dividends on their common stock if preferred stock dividends or preferred trust dividends are in arrears. The amount of common stock dividends that each company can pay is also limited by certain capitalization and earnings requirements under CG&E's and PSI's credit instruments. Currently, these requirements do not impact the ability of either company to pay dividends on its common stock.

(c) Stock-based Compensation Plans

We currently have the following stock-based compensation plans:

- LTIP;
- SOP;
- Employee Stock Purchase and Savings Plan;
- UK Sharesave Scheme;
- Retirement Plan for Directors;
- Directors' Equity Compensation Plan; and
- Directors' Deferred Compensation Plan.

The LTIP, the SOP, and the Employee Stock Purchase and Savings Plan are discussed below. The activity in 2001, 2000, and 1999 for the remaining stock-based compensation plans was not significant.

We account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* In 2001, 2000, and 1999, we recognized compensation cost related to stock-based compensation plans, before income taxes, of $12.5 million, $12.8 million, and $(7) million, respectively, in the Consolidated Statements of Income. The $7 million reduction in 1999 was a result of our revised estimates for the performance-based shares accrued under the LTIP plan for Performance Cycle (Cycle) I. These amounts primarily reflect compensation cost related to the LTIP performance-based shares. For further discussion see section (i) below.

Net income, assuming compensation cost for these plans had been determined at fair value, consistent with the provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (Statement 123), would have been decreased by $4.4 million for 2001, $4.0 million for 2000, and $2.6 million for 1999. Earnings per common share (EPS) would have been decreased by $.03 for both basic EPS and earnings per common share assuming dilution (EPS — assuming dilution) for 2001, $.03 for both basic and EPS — assuming dilution for 2000, and $.02 for both basic and EPS — assuming dilution for 1999.

In estimating the pro forma amounts, the fair value method of accounting was not applied to options granted prior to January 1, 1995. This is in accordance with the provisions of Statement 123. As a result, the pro forma effect on net income and EPS may not be representative of future years. In addition, the pro forma amounts reflect certain assumptions used in estimating fair values. These fair value assumptions are described, as applicable, below.

(i) LTIP The LTIP was originally adopted in 1996. Under this plan, certain key employees may be granted stock options and the opportunity to earn performance-based shares. Stock options are granted to participants with an option price equal to the fair market value on the grant date and a vesting period of either three or five years. The vesting period begins on the grant date and all options expire ten years from that date. The number of shares of common stock issuable under the LTIP is limited to a total of 7,000,000 shares.

Entitlement to performance-based shares is based on Cinergy's Total Shareholder Return (TSR) over designated Cycles as measured against a peer group. Target grants of performance-based shares were made for the following Cycles:

Cycle	Grant Date	Performance Period	Target Grant of Shares *(in thousands)*
IV	1/2000	2000-2002	359
V	1/2001	2001-2003	315
VI	1/2002	2002-2004	342

Participants may earn additional performance shares if Cinergy's TSR exceeds that of the peer group. For the 2000-2001 performance period (Cycle III), 372,149 shares were earned, based on a TSR of 140%.

(ii) SOP The SOP is designed to align executive compensation with shareholder interests. Under the SOP, incentive and non-qualified stock options, stock appreciation rights (SAR), and SARs in tandem with stock options may be granted to key employees, officers, and outside directors. The activity under this plan has predominantly consisted of the issuance of stock options. Options are granted with an option price equal to the fair market value of the shares on the grant date. Options generally vest over five years at a rate of 20% per year, beginning on the grant date, and expire ten years from the grant date. The total number of shares of common stock issuable under the SOP may not exceed 5,000,000 shares. No stock options may be granted under the plan after October 24, 2004.

(iii) Employee Stock Purchase and Savings Plan The Employee Stock Purchase and Savings Plan allows essentially all full-time, regular employees to purchase shares of common stock pursuant to a stock option feature. Under the Employee Stock Purchase and Savings Plan, after-tax funds are withheld from a participant's compensation during a 26-month offering period and are deposited in an interest-bearing account. At the end of the offering period, participants may apply amounts deposited in the account, plus interest, toward the purchase of shares of common stock. The purchase price is equal to 95% of the fair market value of a share of common stock on the first date of the offering period. Any funds not applied toward the purchase of shares are returned to the participant. A participant may elect to terminate participation in the plan at any time. Participation also will terminate if the participant's employment ceases. Upon termination of participation, all funds, including interest, are returned to the participant without penalty. The sixth (current) offering period began May 1, 2001, and ends June 30, 2003. The purchase price for all shares under this offering is $32.78. The fifth offering period ended April 30, 2001, with 227,968 shares purchased and the remaining cash distributed to the respective participants. The total number of shares of common stock issuable under the Employee Stock Purchase and Savings Plan may not exceed 2,000,000.

Activity for 2001, 2000, and 1999 for the LTIP, SOP, and Employee Stock Purchase and Savings Plan is summarized as follows:

	LTIP and SOP		Employee Stock Purchase and Savings Plan	
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price
Balance at December 31, 1998	3,676,514	$ 28.28	297,374	$ 31.83
Options granted	2,866,100	25.41	368,889	27.73
Options exercised	(259,865)	21.51	(266)	31.83
Options forfeited	(95,500)	31.97	(306,692)	31.70
Balance at December 31, 1999	6,187,249	27.17	359,305	27.73
Options granted	1,329,800	24.59	-	-
Options exercised	(123,978)	23.50	(2,718)	27.73
Options forfeited	(402,200)	26.68	(76,261)	27.73
Balance at December 31, 2000	6,990,871	26.77	280,326	27.73
Options granted	**811,700**	**33.90**	**299,793**	**32.78**
Options exercised	**(275,393)**	**24.39**	**(227,968)**	**27.73**
Options forfeited	**(79,400)**	**27.29**	**(73,826)**	**29.20**
Balance at December 31, 2001	**7,447,778**	**$27.63**	**278,325**	**$32.78**
Options Exercisable[(1)]**:**				
At December 31, 1999	1,986,749	$ 25.17		
At December 31, 2000	3,195,191	$ 26.20		
At December 31, 2001	**3,763,558**	**$27.32**		

(1) The options under the Employee Stock Purchase and Savings Plan are only exercisable at the end of the offering period.

The weighted average fair value of options granted under the combined LTIP and the SOP plans was $5.42 in 2001, $2.75 in 2000, and $2.60 in 1999. The weighted average fair value of options granted under the Employee Stock Purchase and Savings Plan was $5.85 in 2001 and $3.89 in 1999 (no options were granted in 2000). The fair values of options granted were estimated as of the grant date using the Black-Scholes option-pricing model and the following assumptions:

	LTIP and SOP			Employee Stock Purchase and Savings Plan(1)	
	2001	2000	1999	2001	1999
Risk-free interest rate	**4.78%**	6.57%	5.86%	**4.22%**	4.98%
Expected dividend yield	**5.42%**	7.32%	7.13%	**5.26%**	6.17%
Expected lives	**5.37 yrs.**	4.86 yrs.	6.55 yrs.	**2.17 yrs.**	2.17 yrs.
Expected volatility	**25.01%**	20.18%	19.42%	**30.67%**	22.79%

(1) Options were not granted under the Employee Stock Purchase and Savings Plan in 2000.

Price ranges, along with certain other information, for options outstanding under the combined LTIP and SOP plan at December 31, 2001, were as follows:

	Outstanding			Exercisable	
Exercise Price Range	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$17.35 - $23.81	2,885,473	$23.55	6.64 yrs.	1,674,393	$23.37
$23.88 - $32.65	2,489,905	$25.67	6.23 yrs.	1,089,165	$25.24
$33.50 - $38.59	2,072,400	$35.67	6.87 yrs.	1,000,000	$36.19

(d) Director, Officer, and Key Employee Stock Purchase Program

In December 1999, Cinergy Corp. adopted the Director, Officer, and Key Employee Stock Purchase Program (the Program). The purpose of the Program is to facilitate the purchase and ownership of Cinergy Corp.'s common stock by its directors, officers, and key employees, thereby further aligning their interests with those of its shareholders.

In February 2000, Cinergy Corp. purchased approximately 1.6 million shares of common stock on behalf of the participants at an average price of $24.82 per share.

Participants had the option of financing the purchases through a five-year credit facility arranged by Cinergy Corp. with a bank. Each participant is obligated to repay the bank any loan principal, interest, and prepayment fees, and each has assigned his or her dividend rights on the purchased shares to the bank to be applied to interest payments as due on the loan.

Services, and in part, Cinergy Corp., have guaranteed repayment to the bank of 100% of each participant's loan obligations and the associated interest, and each participant has agreed to indemnify the guarantor for any payments made by it under the guaranty on the participant's behalf. A participant's obligations to the bank are unsecured and no restrictions are placed on the participant's ability to sell, pledge, or otherwise encumber or dispose of his or her purchased shares.

(e) Stock Purchase Contracts

In December 2001, Cinergy Corp. issued approximately $316 million notional amount of combined securities, a component of which was stock purchase contracts. These contracts obligate the holder to purchase common shares of Cinergy Corp. stock on or before February 2005. The number of shares to be issued is contingent upon the market price of Cinergy Corp. stock, but subject to predetermined ceiling and floor prices. See Note 4 for further discussion of these securities.

3. CHANGE *in* PREFERRED STOCK *of* SUBSIDIARIES

In 2000, PSI redeemed 289,250 shares of its $100 par value, 6.875% Series preferred stock for $29 million. All other preferred stock redemptions from 1999 to 2001 were immaterial for CG&E and PSI. Refer to the Consolidated Statements of Capitalization for detailed information on preferred stock.

4. PREFERRED TRUST SECURITIES

In December 2001, Cinergy Corp. issued approximately $316 million notional amount of combined securities consisting of (a) 6.9% preferred trust securities, due February 2007, and (b) stock purchase contracts obligating the holders to purchase between 9.2 and 10.8 million shares of Cinergy Corp. common stock on or before February 2005. A $50 preferred trust security and stock purchase contract were sold together as a single security unit (Unit). The proceeds of $306 million, which is net of approximately $10 million of issuance costs, were used to pay down Cinergy Corp.'s short-term indebtedness. In February 2005, the preferred trust securities will be remarketed and the dividend rate reset, no lower than 6.9%, to yield $316 million in the remarketing. The holders will use the proceeds from this remarketing to fund their obligation to purchase shares of Cinergy Corp. common stock under the stock purchase contract. The holders will pay the market price for the stock at that time, subject to a ceiling of $34.40 per share and a floor of $29.15 per share. The number of shares to be issued will vary according to the stock price, subject to the total proceeds equaling $316 million. These securities were issued through a wholly-owned trust of Cinergy Corp. The preferred trust securities are recorded in our Consolidated Balance Sheets, net of discount and expense, as *Company obligated, mandatorily redeemable, preferred trust securities of subsidiary, holding solely debt securities of the company.* The fair value of the stock purchase contract was charged to *Paid-in capital* with a corresponding credit to *Non-current liabilities-other.*

Each Unit will receive quarterly cash payments of 9.5% per annum of the notional amount, which includes the preferred trust security dividend of 6.9% and payment of 2.6%, which represents principal and interest on the stock purchase contract. Upon delivery of the shares, these stock purchase contract payments will cease.

5. LONG-TERM DEBT

Refer to the Consolidated Statements of Capitalization for a schedule of long-term debt (excluding *Long-term debt due within one year,* which is reflected in *Current liabilities* in the Consolidated Balance Sheets).

In January 2001, PSI retired $19.8 million principal amount of non-interest bearing Series 1994A Promissory Note, which had matured. The securities were not replaced by new issues of debt. In June 2001, PSI issued $325 million principal amount of First Mortgage Bonds Series EEE, 6.65% with a maturity date of June 15, 2006. The net proceeds of the offering were used to repay short-term indebtedness. In November 2001, the note holders exercised their option to call the $50 million PSI 6% Putable/Callable Notes (Notes) on December 14, 2001, with the intent to reset the interest rate and remarket the Notes. However, in December 2001, PSI exercised its option to purchase, and subsequently retired the Notes.

In September 2001, Cinergy Corp. issued $500 million principal amount of 6.25% debentures with a maturity date of September 1, 2004. The net proceeds of the offering were used to repay short-term indebtedness. In October 2001, Cinergy Corp. executed three receive-fixed, pay-floating interest rate swaps with a combined notional amount of $250 million. These swaps are designated as fair value hedges of 50% of Cinergy Corp.'s $500 million debentures issue.

During 2001, Global Resources borrowed funds at variable and fixed rates to fund various projects. These loans are classified as *Long-term debt* and *Long-term debt due within one year* based upon scheduled maturities.

The following table reflects the long-term debt maturities, excluding any redemptions due to the exercise of call or put provisions or capital lease obligations. Callable means the issuer has the right to buy back a given security from the holder at a specified price before maturity. Putable means the holder has the right to sell a given security back to the issuer at a specified price before maturity.

(in millions)	
2002	$ 148
2003	92
2004	814
2005	3
2006	334
Thereafter[1]	2,365
	$3,756

(1) Includes long-term debt with put provisions of $100 million in 2003 and $150 million in 2005 for CG&E and $50 million in 2005 for PSI.

Maintenance and replacement fund provisions contained in PSI's first mortgage bond indenture require: (1) cash payments, (2) bond retirements, or (3) pledges of unfunded property additions each year based on an amount related to PSI's net revenues.

6. NOTES PAYABLE *and* OTHER SHORT-TERM OBLIGATIONS

Short-term obligations may include:

- short-term notes;
- commercial paper; and
- variable rate pollution control notes.

(a) Short-term Notes

Short-term borrowings mature within one year from the date of issuance. We primarily use unsecured revolving lines of credit for short-term borrowings. A portion of each company's revolving lines is used to provide credit support for commercial paper (discussed below). When revolving lines are reserved for commercial paper or backing letters of credit, they are not available for additional borrowings. The fees we paid to secure short-term borrowings were immaterial during each of the periods 1999, 2000, and 2001.

At December 31, 2001, Cinergy Corp. had $437 million remaining unused and available capacity relating to its $1.2 billion revolving credit facilities. In February 2001, Cinergy Corp. placed a $400 million, 364-day senior revolving credit facility and in March 2001, Cinergy Corp. placed a $500 million, 364-day senior revolving credit facility. These facilities provide short-term financing. Also, in May 2001, Cinergy Corp. placed a $400 million, three-year senior revolving credit facility. This facility replaced Cinergy Corp.'s $400 million, five-year revolving credit facility that expired in May 2001, and its $200 million, three-year revolving credit facility that expired in July 2001. In December 2001, Cinergy Corp. permanently reduced the size of its $500 million, 364-day senior revolving credit facility to $225 million.

In early 2002, Cinergy Corp. placed a $600 million, 364-day senior revolving credit facility. This facility replaces the $400 million, 364-day senior revolving credit facility that expired in February 2002 and will replace the $225 million, 364-day senior revolving credit facility expiring in March 2002, and a $150 million, three-year senior revolving credit facility expiring in June 2002.

In addition to revolving credit facilities, Cinergy Corp., CG&E, and PSI also maintain uncommitted lines of credit. These facilities are not guaranteed sources of capital and represent an informal agreement to lend money, subject to availability, with pricing to be determined at the time of advance. At December 31, 2001, Cinergy Corp.'s $40 million uncommitted line and CG&E's $15 million uncommitted line were unused. PSI's uncommitted line of $60 million was fully drawn at year-end.

(b) Commercial Paper

In early 2001, Cinergy Corp. expanded the commercial paper program to a maximum outstanding principal amount of $800 million and reduced the established lines of credit at CG&E and PSI. The expansion of the commercial paper program at the Cinergy Corp. level supports, in part, the short-term borrowing needs of CG&E and PSI and eliminates their need for separate commercial paper programs. As of December 31, 2001, Cinergy Corp. had $125 million in commercial paper outstanding.

(c) Variable Rate Pollution Control Notes

CG&E and PSI have issued variable rate pollution control notes (tax-exempt notes obtained to finance equipment or land development to control pollution). Because the holders of a majority of these notes have the right to redeem their notes on any business day, with the remainder being redeemable annually, they are reflected in *Notes payable and other short-term obligations* in our Consolidated Balance Sheets.

In August 2001, CG&E issued $12.1 million of Ohio Air Quality Development Authority Air Quality Development Revenue Bonds 2001, Series A with a final maturity date of August 1, 2033, and an initial interest rate of 3.7%. The interest rate will reset annually on August 1, as negotiated, based on the Municipal Market Data Index as a benchmark. The net proceeds were used to finance the cost of air quality and solid waste disposal facilities at the William H. Zimmer Generating Station (Zimmer Station).

The following table summarizes our *Notes payable and other short-term obligations.*

(in millions)	December 31, 2001 Established Lines	Outstanding	Weighted Average Rate	December 31, 2000 Established Lines	Outstanding	Weighted Average Rate
Cinergy Corp.						
Revolving lines[1]	$1,175	$ 599	2.55%	$750	$ 359	6.84%
Uncommitted lines	40	-	-	45	12	7.25
Commercial paper	800	125	3.49	400	216	7.06
Operating companies						
Revolving lines	-	-	-	180	180	7.18
Uncommitted lines	75	66	3.73	125	5	7.00
Pollution control notes	N/A	279	2.10	N/A	267	4.52
Non-regulated subsidiaries						
Revolving lines	46	38	3.37	13	11	5.86
Short-term debt	49	49	4.90	79	79	6.77
Total		$1,156	2.74%		$1,129	6.38%

(1) Excludes a $600 million credit facility placed in the first quarter of 2002.

7. SALES *of* ACCOUNTS RECEIVABLE

Our operating companies have an agreement to sell, on a revolving basis, undivided percentage interests in certain of their accounts receivable and the related collections up to an aggregate maximum of $350 million. CG&E retains servicing responsibilities for its role as a collection agent of the amounts due on the sold receivables. However, the purchaser assumes the risk of collection on the sold receivables without recourse to our operating companies in the event of a loss. Proceeds from a portion of the sold receivables are held back as a reserve to reduce the purchaser's credit risk. Our operating companies do not retain any ownership interest in the sold receivables, but do retain undivided interests in their remaining balances of accounts receivable. The recorded amounts of the retained interests are measured at net realizable value.

The *Accounts receivable* in our Consolidated Balance Sheets are net of the amounts sold at December 31, 2001, and 2000. The following table shows the receivables sold, the associated reserves held back, and the net amounts received as of December 31, 2001, and 2000:

(in millions)	Receivables Sold	Reserves	Net Amount
2001	$322	$65	$257
2000	$316	$59	$257

8. LEASES

(a) Operating Leases

We have entered into operating lease agreements for various facilities and properties such as computer, communication and transportation equipment, and office space. Total rental payments on operating leases for each of the past three years are detailed in the table below. This table also shows future minimum lease payments required for operating leases with remaining non-cancelable lease terms in excess of one year as of December 31, 2001:

(in millions)	Actual Payments			Estimated Minimum Payments						
	1999	*2000*	*2001*	*2002*	*2003*	*2004*	*2005*	*2006*	*Thereafter*	*Total*
	$50	$56	$61	$45	$36	$26	$21	$18	$61	$207

(b) Capital Leases
In 2001, 2000, and 1999, our operating companies entered into capital lease agreements to fund the purchase of gas and electric meters. The lease terms are for 120 months commencing December 2001, 2000, and 1999, with early buyout options at 48, 72, and 105 months. Since the objective is to own the meters indefinitely, the companies plan to exercise the buyout option at month 105. The lease rates used to determine the monthly payments were 6.00%, 6.09%, and 6.71% for 2001, 2000, and 1999, respectively. The meters are depreciated at the same rate as if they were owned by the companies. Our operating companies each recorded a capital lease obligation, included in *Non-current liabilities-other.*

The total minimum lease payments and the present values for these capital lease items are shown below:

(in millions)	Total Minimum Lease Payments
Total minimum lease payments[1]	$ 46
Less: amount representing interest	(11)
Present value of minimum lease payments	$ 35

(1) Annual minimum lease payments are immaterial.

In 2000, CG&E entered into a capital lease agreement to fund the purchase of equipment for Zimmer Station. In August 2001, CG&E purchased the equipment at Zimmer Station, effectively terminating the lease.

In 1996, CG&E entered into a sale-leaseback agreement for certain equipment at Woodsdale Generating Station. The lease was a capital lease with an initial lease term of five years expiring on October 31, 2001. At the end of this term, CG&E purchased the equipment.

9. FINANCIAL INSTRUMENTS

(a) Financial Derivatives
We have entered into financial derivative contracts for the purposes described below.

(i) Interest Rate Risk Management Our current policy in managing exposure to fluctuations in interest rates is to maintain approximately 30% of the total amount of outstanding debt in floating interest rate debt instruments. In maintaining this level of exposure, we use interest rate swaps. Under these swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated on an agreed notional amount. CG&E has an outstanding interest rate swap agreement that decreased the percentage of floating-rate debt. Under the provisions of the swap, which has a notional amount of $100 million, CG&E pays a fixed-rate and receives a floating-rate through October 2007. This swap qualifies as a cash flow hedge under the provisions of Statement 133. As the terms of the swap agreement mirror the terms of the debt agreement that it is hedging, we anticipate that this swap will continue to be effective as a hedge. Changes in fair value of this swap are recorded in *Accumulated other comprehensive income (loss)*, beginning with our adoption of Statement 133 on January 1, 2001. In October 2001, Cinergy Corp. executed three interest rate swaps with a combined notional amount of $250 million. Under the provisions of the swaps, Cinergy Corp. will receive fixed-rate interest payments and pay floating-rate interest payments through September 2004. These swaps qualify as fair value hedges under the provisions of Statement 133. We anticipate that these swaps will continue to be effective as hedges. See Note 1(l) for additional information on financial derivatives. In the future, we will continually monitor market conditions to evaluate whether to modify our level of exposure to fluctuations in interest rates.

(ii) Foreign Exchange Hedging Activity From time to time, we may utilize foreign exchange forward contracts and currency swaps to hedge foreign currency denominated purchase and sale commitments and certain of our net investments in foreign operations. These contracts and swaps allow us to potentially hedge our position against currency exchange rate fluctuations and would qualify as derivatives.

Cinergy has exposure to fluctuations in exchange rates between the U.S. dollar and the currencies of foreign countries where we have investments. When it is appropriate we will hedge our exposure to cash flow transactions, such as a dividend payment by one of our foreign subsidiaries. As of December 31, 2001, we had no outstanding foreign currency derivatives.

(b) Fair Value of Other Financial Instruments
The estimated fair values of other financial instruments were as follows (this information does not claim to be a valuation of the company as a whole):

	December 31, 2001		December 31, 2000	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
First mortgage bonds and other long-term debt (includes amounts reflected as *Long-term debt due within one year*)	$3,745	$3,805	$2,917	$2,950

The following methods and assumptions were used to estimate the fair values of each major class of instruments:

(i) **Cash and cash equivalents, Restricted deposits, and Notes payable and other short-term obligations** Due to the short period to maturity, the carrying amounts reflected in our Consolidated Balance Sheets approximate fair values.

(ii) **Long-term debt** The fair values of long-term debt issues were estimated based on the latest quoted market prices or, if not listed on the New York Stock Exchange, on the present value of future cash flows. The discount rates used approximate the incremental borrowing costs for similar instruments.

(c) Concentrations of Credit Risk

Credit risk is the exposure to economic loss that would occur as a result of nonperformance by counterparties, pursuant to the terms of their contractual obligations. Specific components of credit risk include counterparty default risk, collateral risk, concentration risk, and settlement risk.

(i) **Trade Receivables and Physical Power Portfolio** Our concentration of credit risk with respect to trade accounts receivable from electric and gas retail customers is limited. The large number of customers and diversified customer base of residential, commercial, and industrial customers significantly reduces our credit risk. Contracts within the physical portfolio of power marketing and trading operations are primarily with the traditional electric cooperatives and municipalities and other investor-owned utilities. At December 31, 2001, we do not believe we had significant exposure to credit risk with our trade accounts receivable or our physical power portfolio.

(ii) **Energy Trading** Cinergy's extension of credit for energy marketing and trading is governed by a Corporate Credit Policy. Written guidelines document the management approval levels for credit limits, evaluation of creditworthiness and credit risk mitigation procedures. Exposures to credit risks are monitored daily by the Corporate Credit Risk function. As of December 31, 2001, approximately 97% of the credit exposure related to energy trading and marketing activity was with counterparties rated investment grade or higher. Energy commodity prices can be extremely volatile and the market can, at times, lack liquidity. Because of these issues, credit risk is generally greater than with other commodity trading.

In December 2001, Enron Corp. (Enron) filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the Southern District of New York. We decreased our trading activities with Enron in the months prior to its bankruptcy filing. We intend to resolve any contract differences pursuant to the terms of those contracts, business practices and the applicable provisions of the Bankruptcy Code, as approved by the court. While we cannot predict the court's resolution of these matters, we do not believe that any exposure relating to those contracts would have a material impact on our financial position or results of operations. While most of our contracts with Enron were considered trading and thus recorded at fair value, a few contracts were accounted for utilizing the normal exemption under Statement 133 (see Note 1(k)). These contracts were recognized at fair value when the contracts were terminated in the fourth quarter of 2001. Fair value for these contracts, and all terminated contracts with Enron, is governed by the provisions of each contract, but typically approximates fair value at contract termination. However, the effect of the loss of Enron's participation in the energy markets on long-term liquidity and price volatility, or on the creditworthiness of common counterparties cannot be determined. We continually review and monitor our credit exposure to all counterparties and adjust the fair value of our position, as appropriate.

(iii) **Financial Derivatives** Potential exposure to credit risk also exists from our use of financial derivatives such as currency swaps, foreign exchange forward contracts, and interest rate swaps. Because these financial instruments are transacted only with highly rated financial institutions, we do not anticipate nonperformance by any of the counterparties.

10. PENSION *and* OTHER POSTRETIREMENT BENEFITS

We provide benefits to retirees in the form of pensions and other postretirement benefits.

Our defined benefit pension plans cover substantially all U.S. employees meeting certain minimum age and service requirements. A final average pay formula determines plan benefits. These plan benefits are based on:

- years of participation;
- age at retirement; and
- the applicable average Social Security wage base or benefit amount.

Our pension plan funding policy for U.S. employees is to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, and up to the amount deductible for income tax purposes. The pension plans' assets consist of investments in equity and fixed income securities.

We provide certain health care and life insurance benefits to retired U.S. employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments. With the exception of PSI, we do not pre-fund our obligations for these postretirement benefits. In 1999, PSI began pre-funding its obligations through a grantor trust as authorized by the IURC.

In 2000, Cinergy offered early retirement plans to certain individuals under a Limited Early Retirement Program (LERP). In accordance with Statement of Financial Accounting Standards No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* (Statement 88), Cinergy recognized a one-time expense of $12.8 million in 2000.

Our benefit plans' costs for the past three years, as well as the actuarial assumptions used in determining these costs, included the following components:

	Pension Benefits			Other Postretirement Benefits		
(in millions)	2001	2000	1999	2001	2000	1999
Service cost	$ 27.9	$ 27.4	$ 24.8	$ 3.8	$ 3.4	$ 3.5
Interest cost	77.5	73.0	70.8	17.9	17.0	16.2
Expected return on plans' assets	(81.9)	(77.0)	(72.0)	-	-	-
Amortization of transition (asset) obligation	(1.3)	(1.3)	(1.3)	5.0	5.0	5.0
Amortization of prior service cost	4.6	4.5	4.5	-	-	-
Recognized actuarial (gain) loss	(3.2)	(2.4)	0.6	0.1	-	0.8
LERP Statement 88 cost	-	11.9	-	-	-	-
Net periodic benefit cost	$ 23.6	$ 36.1	$ 27.4	$26.8	$25.4	$25.5
Actuarial assumptions:						
Discount rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Rate of future compensation increase	4.00	4.50	4.50	N/A	N/A	N/A
Rate of return on plans' assets	9.25	9.00	9.00	N/A	N/A	N/A

For measurement purposes, we assumed an eight percent annual rate of increase in the per capita cost of covered health care benefits for 2001. It was assumed that the rate would decrease gradually to five percent in 2008 and remain at that level thereafter.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31 of both years.

	Pension Benefits		Other Postretirement Benefits	
(in millions)	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation at beginning of period	$1,064.5	$1,002.0	$ 247.1	$ 234.4
Service cost	27.9	27.4	3.8	3.4
Interest cost	77.5	73.0	17.9	17.0
Amendments[1]	18.0	13.1	-	-
Actuarial (gain) loss	(43.6)	12.0	17.9	6.7
Benefits paid	(60.8)	(63.0)	(16.3)	(14.4)
Benefit obligation at end of period	1,083.5	1,064.5	270.4	247.1
Change in plan assets				
Fair value of plan assets at beginning of period	1,043.6	946.1	-	-
Actual return on plan assets	(108.1)	160.5	-	-
Employer contribution	0.7	-	16.3	14.4
Benefits paid	(60.8)	(63.0)	(16.3)	(14.4)
Fair value of plan assets at end of period	875.4	1,043.6	-	-
Funded status	(208.1)	(20.9)	(270.4)	(247.1)
Unrecognized prior service cost	50.0	36.6	-	-
Unrecognized net actuarial (gain) loss	(100.1)	(249.6)	45.7	26.6
Unrecognized net transition (asset) obligation	(3.2)	(4.5)	50.8	55.8
Accrued benefit cost at December 31	$ (261.4)	$ (238.4)	$(173.9)	$(164.7)

(1) For 2000, the amount of $13.1 million includes $11.9 million of LERP expenses in accordance with Statement 88, as previously discussed.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 3.2	$ (2.8)
Effect on postretirement benefit obligation	34.7	(30.3)

In addition, we sponsor non-qualified pension plans (plans that do not meet the criteria for tax benefits) that cover officers, certain other key employees, and non-employee directors. We began funding certain of these non-qualified plans through a rabbi trust in 1999.

The pension benefit obligations and pension cost under these plans were as follows:

(in millions)	2001	2000
Pension benefit obligation	$70.9	$67.0
Pension cost	8.7	8.3

11. DISPOSITION of UNCONSOLIDATED SUBSIDIARY

On July 15, 1999, we sold our 50% ownership interest in Midlands Electricity plc (Midlands) to GPU, Inc. In exchange for our interest in Midlands, we received 452.5 million pounds sterling (approximately $700 million). As a result of the transaction, we realized a net contribution to earnings of approximately $.43 for both EPS and EPS-assuming dilution, after deducting financing, transaction, and currency costs.

The pro forma information presented below reflects Cinergy's net income and EPS without the investment in Midlands for 1999.

	Year Ended December 31 1999	
(in millions, except for earnings per share)	**Net Income**	**EPS(1)**
Reported results	$404	$2.54
Pro forma adjustments:		
Equity in earnings of Midlands	(58)	
Gain on sale of investment in Midlands	(99)	
Interest	21	
Income taxes	40	
Pro forma results	$308	$1.94

(1) Represents basic EPS. Actual EPS — assuming dilution were $2.53, and pro forma EPS — assuming dilution were $1.93.

12. INCOME TAXES

The following table shows the significant components of our net deferred income tax liabilities as of December 31, 2001, and 2000:

(in millions)	**2001**	**2000**
Deferred Income Tax Liability		
Property, plant, and equipment	**$1,172.0**	$1,135.9
Unamortized costs of reacquiring debt	**13.4**	18.2
Deferred operating expenses and carrying costs	**10.3**	60.2
Purchased power tracker	**9.7**	-
RTC	**206.0**	-
Net energy risk management assets	**12.2**	-
Amounts due from customers-income taxes	**22.9**	96.2
Gasification services agreement buyout costs	**92.3**	94.8
Other	**47.6**	60.9
Total Deferred Income Tax Liability	**1,586.4**	1,466.2
Deferred Income Tax Asset		
Unamortized investment tax credits	**45.9**	56.1
Accrued pension and other benefit costs	**162.4**	137.7
Net energy risk management liabilities	**-**	24.6
Rural Utilities Service (RUS) obligation	**28.2**	28.2
Other	**48.5**	33.6
Total Deferred Income Tax Asset	**285.0**	280.2
Net Deferred Income Tax Liability	**$1,301.4**	$1,186.0

We will file a consolidated federal income tax return for the year ended December 31, 2001. The current tax liability is allocated among the members of the Cinergy consolidated group, pursuant to a tax sharing agreement filed with the SEC under the PUHCA.

The following table summarizes federal and state income taxes charged (credited) to income:

(in millions)	**2001**	**2000**	**1999**
Current Income Taxes			
Federal	**$122.4**	$187.3	$114.0
State	**9.3**	16.9	(1.5)
Total Current Income Taxes	**131.7**	204.2	112.5
Deferred Income Taxes			
Federal			
Depreciation and other property, plant, and equipment-related items	**42.7**	26.1	24.0
Pension and other benefit costs	**(11.8)**	(21.3)	(10.5)
Deferred excise taxes	**14.5**	-	-
Unrealized energy risk management transactions	**44.0**	10.9	(5.1)
Fuel costs	**5.7**	28.7	4.3
Purchased power tracker	**8.5**	-	-
Gasification services agreement buyout costs	**(2.2)**	(0.1)	83.6
Other — net	**16.1**	11.0	(5.1)
Total Deferred Federal Income Taxes	**117.5**	55.3	91.2
State	**15.4**	1.7	14.2
Total Deferred Income Taxes	**132.9**	57.0	105.4
Investment Tax Credits — Net	**(9.1)**	(9.6)	(9.2)
Total Income Taxes	**$255.5**	$251.6	$208.7

The following table presents a reconciliation of federal income taxes (which are calculated by multiplying the statutory federal income tax rate by book income before federal income tax) to the federal income tax expense reported in the Consolidated Statements of Income.

(in millions)	**2001**	**2000**	**1999**
Statutory federal income tax provision	**$235.6**	$221.3	$209.9
Increases (Reductions) in taxes resulting from:			
Amortization of investment tax credits	**(9.1)**	(9.6)	(9.2)
Depreciation and other property, plant, and equipment-related differences	**3.2**	17.7	14.4
Preferred dividend requirements of subsidiaries	**1.2**	1.6	1.9
Foreign tax adjustments	**(1.3)**	-	(15.5)
Other — net	**1.2**	2.0	(5.5)
Federal Income Tax Expense	**$230.8**	$233.0	$196.0

13. COMMITMENTS *and* CONTINGENCIES

(a) Construction and Other Commitments

Our forecasted construction and other committed expenditures, including AFUDC, (in nominal dollars) for the year 2002 are $889 million and are $3.1 billion for the five-year period 2002-2006. This forecast includes an estimate of expenditures in accordance with our plans regarding nitrogen oxide (NO_X) emission control standards and other environmental compliance (excluding implementation of the tentative U.S. Environmental Protection Agency (EPA) Agreement), as discussed below.

(b) Guarantees

Cinergy Corp. has made separate guarantees to certain counterparties regarding performance of commitments by our consolidated subsidiaries, unconsolidated subsidiaries and joint ventures. We are subject to an SEC order under PUHCA, which limits the amount we can have outstanding under guarantees at any one time to $2 billion. As of December 31, 2001, we had $558 million outstanding under the guarantees issued, of which approximately 70% represents guarantees of obligations reflected in our Consolidated Balance Sheets. These outstanding guarantees relate to subsidiary and joint venture indebtedness and performance commitments.

(c) Ozone Transport Rulemakings

In June 1997, the Ozone Transport Assessment Group, which consisted of 37 states, made a wide range of recommendations to the EPA to address the impact of ozone transport on serious non-attainment areas (geographic areas defined by the EPA as non-compliant with ozone standards) in the Northeast, Midwest, and South. Ozone transport refers to wind-blown movement of ozone and ozone-causing materials across city and state boundaries. In late 1997, the EPA published a proposed call for revisions to State Implementation Plans (SIP) for achieving emissions reductions to address air quality concerns. The EPA must approve all SIPs.

(i) NO_X SIP Call In October 1998, the EPA finalized its ozone transport rule, also known as the NO_X SIP Call. It applied to 22 states in the Eastern half of the U.S., including the three states in which our electric utilities operate, and proposed a model NO_X emission allowance-trading program. This rule recommended states reduce NO_X emissions primarily from industrial and utility sources to a certain level by May 2003. The EPA gave the affected states until September 30, 1999, to incorporate NO_X reductions and, at the discretion of the state, a NO_X trading program into their SIPs. The EPA proposed to implement a federal plan to accomplish the equivalent NO_X reductions by May 1, 2003, if states failed to revise their SIPs.

Ohio, Indiana, a number of other states, and various industry groups (some of which we are a member), filed legal challenges to the NO_X SIP Call with the U.S. Circuit Court of Appeals for the District of Columbia (Court of Appeals).

Following a number of rulings and appeals, in August 2000, the Court of Appeals extended the deadline for NO_X reductions to May 31, 2004. The states and other groups sought review of the Court of Appeals ruling by the U.S. Supreme Court (Supreme Court). In March 2001, the Supreme Court decided not to grant that review.

In June 2001, the Court of Appeals remanded portions of the NO_X SIP Call to the EPA for reconsideration of how growth was factored into the state NO_X budgets. It is unclear whether this decision will result in an increase or decrease in the size of the NO_X reduction requirement. On August 3, 2001, the EPA published, in the Federal Register, a notice of data availability for justification of the state NO_X budgets. Comments on the justification were filed prior to the September 19, 2001 deadline by various industry groups (some of which we are members) and states.

The states of Indiana and Kentucky developed final NO_X SIP rules in response to the NO_X SIP Call, through cap and trade programs, in June and July of 2001, respectively. On November 8, 2001, the EPA approved Indiana's SIP rules which became effective December 10, 2001. The EPA is expected to approve Kentucky's rules in the near future. The state of Ohio is still in the process of developing its NO_X SIP rules in response to the NO_X SIP Call. Cinergy's current plans for compliance with the EPA's NO_X SIP Call would also satisfy compliance with Indiana's SIP rules and Kentucky's proposed rules.

On September 25, 2000, Cinergy announced a plan for its subsidiaries, CG&E and PSI, to invest in pollution control equipment and other methods to reduce NO_X emissions. The current estimate of additional expenditures for this investment is approximately $550 million (in nominal dollars) and includes the following:

- install selective catalytic reduction units (SCR) at several different generating stations;
- install other pollution control technologies, including new computer software, at all generating stations;
- make combustion improvements; and
- utilize market opportunities to buy and sell NO_X allowances.

SCRs are the most proven technology currently available for reducing NO_X emissions produced in coal-fired generating stations.

(ii) Section 126 Petitions In February 1998, several northeast states filed petitions seeking the EPA's assistance in reducing ozone in the Eastern U.S. under Section 126 of the Clean Air Act (CAA). The EPA believes that Section 126 petitions allow a state to claim that sources in another state are contributing to its air quality problem and request that the EPA require the upwind sources to reduce their emissions.

In December 1999, the EPA granted four Section 126 petitions relating to NO_X emissions. This ruling affected all of our Ohio and Kentucky facilities, as well as some of our Indiana facilities, and requires us to reduce our NO_X emissions to a certain level by May 2003. In May 2001, the Court of Appeals substantially upheld a challenge to the Section 126 requirements, and remanded portions of the rule to the EPA for reconsideration of how growth was factored into the emission limitations. On August 24, 2001, the Court of Appeals temporarily suspended the Section 126 compliance deadline, pending the EPA's reconsideration of growth factors. On January 19, 2002, the EPA issued a memorandum to all Regional Air Division Directors confirming that the Agency would extend the Section 126 rule compliance deadline to May 31, 2004, thus harmonizing the deadline with that for NO_X SIP Call.

(iii) State Ozone Plans On November 15, 1999, the states of Indiana and Kentucky (along with Jefferson County, Kentucky) jointly filed an amendment to their attainment demonstration on how they intend to bring the Greater Louisville Area, (including Floyd and Clark Counties in Indiana), into attainment with the one-hour ozone standard. The Greater Louisville Area has since attained the one-hour ozone standard, and on October 23, 2001, the EPA re-designated the area as being in attainment with that standard. Previous SIP amendments called for, among other things, statewide NO_X reductions from utilities in Indiana, Kentucky, and surrounding states which are less stringent than the EPA's NO_X SIP Call. Indiana and Kentucky committed to adopt utility NO_X control rules by December 2000, that would require controls be installed by May 2003. However, Indiana halted the rulemaking for NO_X controls at this level, but completed NO_X SIP Call level reduction regulations. Kentucky has completed its rulemaking, and issued a final rule that changed the compliance deadline to mirror the NO_X SIP Call of May 31, 2004. However, on November 1, 2001, the intent to withdraw the regulation was noted in the Kentucky Administrative Register.

See (f) below for a discussion of the tentative EPA Agreement, the implementation of which could affect our strategy for compliance with the final NO_X SIP Call.

(d) New Source Review (NSR)

The CAA's NSR provisions require that a company obtain a pre-construction permit if it plans to build a new stationary source of pollution or make a major modification to an existing facility, unless the changes are exempt. In July 1998, the EPA requested comments on proposed revisions to the NSR rules that could have the affect of changing NSR applicability by limiting exemptions contained in the current regulation. On June 22, 2001, the EPA issued an NSR 90-Day Review Paper and scheduled four public forums across the U.S. to gather more information on the impacts of NSR. Cinergy provided oral testimony at an EPA public forum held in Cincinnati, Ohio, on July 10, 2001, and submitted written comments as well.

Since July 1999, CG&E and PSI have received requests from the EPA (Region 5), under Section 114 of the CAA, seeking documents and information regarding capital and maintenance expenditures at several of their respective generating stations. These requests were part of an industry-wide investigation assessing compliance with the NSR and the New Source Performance Standards (NSPS) of the CAA at electric generating stations.

On September 15, 1999, November 3, 1999, and February 2, 2001, the Attorneys General of New York, Connecticut, and New Jersey, respectively, issued letters notifying Cinergy and CG&E of their intent to sue under the citizens' suit provisions of the CAA. These states allege violations of the CAA by constructing and continuing to operate a major modification of CG&E's W.C. Beckjord Generating Station (Beckjord Station) without obtaining the required NSR pre-construction permits.

On November 3, 1999, the EPA sued a number of holding companies and electric utilities, including Cinergy, CG&E, and PSI, in various U.S. District Courts (District Court). The Cinergy, CG&E, and PSI suit alleged violations of the CAA at two of our generating stations relating to NSR and NSPS requirements. The suit sought (1) injunctive relief to require installation of pollution control technology on each of the generating units at Beckjord Station and at PSI's Cayuga Generating Station (Cayuga Station), and (2) civil penalties in amounts of up to $27,500 per day for each violation.

On March 1, 2000, the EPA filed an amended complaint against Cinergy, CG&E, and PSI. The amended complaint added alleged violations of the NSR requirements of the CAA at two of our generating stations contained in a notice

of violation (NOV) filed by the EPA on November 3, 1999. It also added claims for relief of alleged violations of nonattainment NSR, Indiana and Ohio SIPs, and particulate matter emission limits (as discussed in (e) below).

The amended complaint sought (1) injunctive relief to require installation of pollution control technology on each of the generating units at Beckjord Station and PSI's Cayuga Station, Wabash River Generating Station, and Gallagher Generating Station, and such other measures as necessary, and (2) civil penalties in amounts of up to $27,500 per day for each violation.

On March 1, 2000, the EPA also filed an amended complaint in a separate lawsuit alleging violations of the CAA relating to NSR, Prevention of Significant Deterioration (PSD), and Ohio SIP requirements regarding various generating stations, including a generating station operated by the Columbus Southern Power Company (CSP) and jointly-owned by CSP, the Dayton Power and Light Company (DP&L), and CG&E. The EPA is seeking injunctive relief and civil penalties of up to $27,500 per day for each violation. This suit is being defended by CSP. On April 4, 2001, the District Court in that case ruled that neither the Government nor the intervening plaintiff environmental groups could obtain civil penalties for any alleged violations that occurred more than five years prior to the filing of the complaint, but that both parties could seek injunctive relief for alleged violations that occurred more than five years before the filing of the complaint. Thus, if the plaintiffs prevail in their claims, any calculation for penalties will not start on the date of the alleged violations, unless those alleged violations occurred after November 3, 1994, but CSP would be forced to install the controls required under the CAA. Neither party appealed that decision.

On June 28, 2000, the EPA issued an NOV to Cinergy, CG&E, and PSI for alleged violations of NSR, PSD, and SIP requirements at CG&E's Miami Fort Generating Station (Miami Fort Station) and PSI's Gibson Generating Station (Gibson Station). In addition, Cinergy and CG&E have been informed by DP&L, the operator of J.M. Stuart Generating Station (Stuart Station), that on June 30, 2000, the EPA issued an NOV to DP&L for alleged violations of NSR, PSD, and SIP requirements at this station. CG&E owns 39% of Stuart Station. The NOVs indicated that the EPA may (1) issue an order requiring compliance with the requirements of the SIP, or (2) bring a civil action seeking injunctive relief and civil penalties of up to $27,500 per day for each violation.

On August 2, 2001, the states of New York, New Jersey, and Connecticut filed an Assented to Motion to Intervene in this litigation. Their motion was granted by the District Court on August 3, 2001. The states' proposed complaint is an exhibit to the motion to intervene. Cinergy, CG&E, and PSI are in the process of evaluating the states' complaint but, at this time, are unable to determine the effect, if any, this filing will have on the issues affecting us regarding NSR, as framed in the EPA's Amended Complaint.

See (f) below for a discussion of the tentative EPA Agreement, which relates to matters discussed within this note.

(e) Beckjord Station NOV

On November 30, 1999, the EPA filed an NOV against Cinergy and CG&E, alleging that emissions of particulate matter at the Beckjord Station exceeded the allowable limit. The NOV indicated that the EPA may (1) issue an administrative penalty order, or (2) file a civil action seeking injunctive relief and civil penalties of up to $27,500 per day for each violation. The allegations contained in this NOV were incorporated within the March 1, 2000 amended complaint, as discussed in (d) above. On June 22, 2000, the EPA issued an NOV and a finding of violation (FOV) alleging additional particulate emission violations at Beckjord Station and offered us an opportunity to meet and discuss the allegations and corrective measures. The NOV/FOV indicated the EPA may issue an administrative compliance order, issue an administrative penalty order, or bring a civil or criminal action.

See (f) below for a discussion of the tentative EPA Agreement, which relates to matters discussed within this note.

(f) EPA Agreement

On December 21, 2000, Cinergy, CG&E, and PSI reached an agreement in principle with the EPA, the U.S. Department of Justice (Justice Department), three northeast states, and two environmental groups that could serve as the basis for a negotiated resolution of CAA claims and other related matters brought against coal-fired power plants owned and operated by Cinergy's operating subsidiaries. The complete resolution of these issues is contingent upon establishing a final agreement with the EPA and other parties. If a final agreement is reached with these parties, it would resolve past claims of NSR violations as well as the Beckjord Station NOVs/FOV discussed previously under (d) and (e).

Under the terms of the tentative agreement, the EPA and the other plaintiffs have agreed to drop all challenges of past maintenance and repair activities at our coal-fired generation plants. In addition, the intent of the tentative agreement is that we would be allowed to continue on-going activities to maintain reliability and availability without subjecting the plants to future litigation regarding federal permitting requirements.

In return for resolution of claims regarding past maintenance activities as well as future operational certainty, and demand growth, we have tentatively agreed to:

- shut down or repower with natural gas nine small coal-fired boilers at three power plants beginning in 2004;
- build four additional sulfur dioxide (SO_2) scrubbers, the first of which must be operational by December 31, 2007;
- upgrade existing particulate control systems;
- phase in the operation of NO_X reduction technology year-round starting in 2004;
- retire 50,000 tons of SO_2 allowances between 2001 and 2005 and reduce our SO_2 cap by 35% in 2013;
- pay a civil penalty of $8.5 million to the U.S. government; and
- implement $21.5 million in environmental mitigation projects.

The estimated cost for these capital expenditures is expected to be approximately $700 million. These capital expenditures are in addition to our previously announced commitment to install NO_X controls over the next four years as previously discussed in (c) above.

In reaching the tentative agreement, we did not admit any wrongdoing and remain free to continue our current maintenance practices, as well as implement future projects for improved reliability.

In January 2002, the Justice Department completed its review of NSR, after considering dismissal of the lawsuits, and decided to pursue the pending lawsuits, including the suit against Cinergy, CG&E, and PSI. We will continue to pursue a negotiated settlement of these lawsuits if that continues to be in the best interests of the company. If the settlement is not completed, we intend to defend against the allegations, discussed in (d) and (e) above, vigorously in court. In such an event, it is not possible to determine the likelihood that the plaintiffs would prevail on their claims or whether resolution of these matters would have a material effect on our financial condition or results of operations.

(g) Manufactured Gas Plant (MGP) Sites

(i) General Prior to the 1950s, gas was produced at MGP sites through a process that involved the heating of coal and/or oil. The gas produced from this process was sold for residential, commercial, and industrial uses.

(ii) PSI Coal tar residues, related hydrocarbons, and various metals associated with MGP sites have been found at former MGP sites in Indiana, including at least 21 sites which PSI or its predecessors previously owned. PSI acquired four of the sites from Northern Indiana Public Service Company (NIPSCO) in 1931. At the same time, PSI sold NIPSCO the sites located in Goshen and Warsaw, Indiana. In 1945, PSI sold 19 of these sites (including the four sites it acquired from NIPSCO) to the predecessor of the Indiana Gas Company, Inc. (IGC). IGC later sold the site located in Rochester, Indiana to NIPSCO.

IGC (in 1994) and NIPSCO (in 1995) both made claims against PSI. The basis of these claims was that PSI is a Potentially Responsible Party with respect to the 21 MGP sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). The claims further asserted that PSI was legally responsible for the costs of investigating and remediating the sites. In August 1997, NIPSCO filed suit against PSI in federal court, claiming recovery (pursuant to CERCLA) of NIPSCO's past and future costs of investigating and remediating MGP-related contamination at the Goshen MGP site.

In November 1998, NIPSCO, IGC, and PSI entered into a Site Participation and Cost Sharing Agreement (Agreement). This Agreement allocated CERCLA liability for past and future costs at seven MGP sites in Indiana among the three companies. As a result of the Agreement, NIPSCO's lawsuit against PSI was dismissed. The parties have assigned lead responsibility for managing further investigation and remediation activities at each of the sites to one of the parties. Similar agreements were reached between IGC and PSI that allocate CERCLA liability at 14 MGP sites with which NIPSCO was not involved. These agreements concluded all CERCLA and similar claims between the three companies related to MGP sites. The parties continue to investigate and remediate the sites, as appropriate under the agreements and applicable laws. The Indiana Department of Environmental Management (IDEM) oversees investigation and cleanup of some of the sites.

PSI notified its insurance carriers of the claims related to MGP sites raised by IGC, NIPSCO, and IDEM. In April 1998, PSI filed suit in Hendricks County Circuit Court in the State of Indiana against its general liability insurance carriers. Subsequently, PSI sought a declaratory judgment to obligate its insurance carriers to (1) defend MGP claims against PSI, or (2) pay PSI's costs of defense and compensate PSI for its costs of investigating, preventing, mitigating, and remediating damage to property and paying claims related to MGP sites. The lawsuit was moved to the Hendricks Superior Court (Superior Court) in July 1998. Discovery closed in the case at the end of August 2001. PSI and its insurance carriers filed briefs on various issues for decision by the Superior Court in hearings held in November 2001. In December 2001, the Superior Court rescheduled the trial to June 2002. On February 1, 2002, the Superior Court issued rulings on motions for summary judgment. The Superior Court granted the motions of several insurance carriers who claimed that there was insufficient evidence concerning the terms of their policies. The insurance policies in question were between 1950-1958 and 1961-1964. With respect to the remaining policies (between 1958-1961 and 1964-1984), the Superior Court denied all of the insurance carriers' motions. This included motions on the issues of Trigger of Coverage, Expected or Intended Damage, Late Notice and Voluntary Payments. The Superior Court found triable issues of fact for the jury to decide as to the former two issues, and ruled in PSI's favor, as a matter of law, on the latter two issues. The trial against the remaining insurance carriers will go forward in June 2002. At the present time, PSI cannot predict the outcome of this litigation.

PSI has accrued costs for the sites related to investigation, remediation, and groundwater monitoring to the extent such costs are probable and can be reasonably estimated. PSI does not believe it can provide an estimate of the reasonably possible total remediation costs for any site before a remedial investigation/feasibility study has been completed. To the extent remediation is necessary, the timing of the remediation activities impacts the cost of remediation. Therefore, PSI currently cannot determine the total costs that may be incurred in connection with the remediation of all sites, to the extent that remediation is required. According to current information, these future costs at the 21 Indiana MGP sites are not material to our financial condition or results of operations. Until investigation and remediation activities have been completed on these sites, we are unable to reasonably estimate the total costs and impact on our financial position or results of operations.

(iii) CG&E CG&E and its utility subsidiaries are aware of potential sites where MGP activities have occurred at some time in the past. None of these sites is known to present a risk to the environment. CG&E and its utility subsidiaries have begun preliminary site assessments to obtain information about some of these MGP sites.

(h) Gas Customer Choice

In January 2000, Investments sold Cinergy Resources, Inc. (Resources), a former subsidiary, to Licking Rural Electrification, Inc., doing business as The Energy Cooperative (Energy Cooperative). In February 2001, Cinergy, CG&E, and Resources were named as defendants in three class action lawsuits relating to Energy Cooperative's removal from the Ohio Gas Customer Choice program and the failure to deliver gas to customers. Subsequently, these class action suits were amended and consolidated into one suit. CG&E has been dismissed as a defendant in the consolidated suit. In March 2001, Cinergy, CG&E, and Investments were named as defendants in a lawsuit filed by both Energy Cooperative and Resources. This lawsuit concerns any obligations or liabilities Investments may have to Energy Cooperative following its sale of Resources. We intend to vigorously defend these lawsuits. At the present time, Cinergy cannot predict the outcome of these suits.

(i) PSI Fuel Adjustment Charge

PSI defers fuel costs that are recoverable in future periods subject to IURC approval under a fuel recovery mechanism. In June 2001, the IURC issued an order in a PSI fuel recovery proceeding, disallowing approximately $14 million of deferred costs. On June 26, 2001, PSI formally requested that the IURC reconsider its disallowance decision. In August 2001, the IURC indicated that it will reconsider its decision. PSI believes it has strong legal and factual arguments in its favor and that it will ultimately be permitted to recover these costs. However, PSI cannot definitively predict the ultimate outcome of this matter.

In June 2001, PSI filed a petition with the IURC requesting authority to recover $16 million in under billed deferred fuel costs incurred from March 2001 through May 2001. The IURC approved recovery of these costs subject to refund pending the findings of an investigative sub-docket. The sub-docket was opened to investigate the reasonableness of, and underlying reasons for, the under billed deferred fuel costs. A hearing is scheduled for April 2002.

(j) Other

In compliance with an electric wholesale rate case settlement adopted by the FERC, effective February 2000, CG&E reduced the cost of fuel reflected in its wholesale base rates and revised its wholesale fuel adjustment factor. Beginning March 1, 2000, ULH&P began passing through to retail customers the fuel costs incurred pursuant to the revised wholesale fuel adjustment factor, but did not synchronize the cost of fuel reflected in retail base rates with the reduced cost of fuel reflected in wholesale base rates.

In May 2001, the KPSC approved an offer of settlement by ULH&P, which allows it to maintain existing retail electric base rates and fuel adjustment clause at current levels through December 2003 and limits electric rate increases for three years thereafter, resolving all related matters previously pending before the KPSC. The settlement also approved the proposed wholesale power supply contract between ULH&P and CG&E, beginning January 1, 2002, and made the necessary determinations under the PUHCA, for CG&E to transfer its generating assets and liabilities to an exempt wholesale generator. In connection with this settlement, ULH&P recognized revenues of approximately $7.3 million in 2001, which had been previously reserved in 2000 subject to refund.

14 JOINTLY-OWNED PLANT

CG&E, CSP, and DP&L jointly own electric generating units and related transmission facilities. PSI is a joint-owner of Gibson Station Unit No. 5 with Wabash Valley Power Association, Inc. (WVPA), and Indiana Municipal Power Agency (IMPA). Additionally, PSI is a joint-owner with WVPA and IMPA of certain transmission property and local facilities. These facilities constitute part of the integrated transmission and distribution systems, which are operated and maintained by PSI. The Consolidated Statements of Income reflect CG&E's and PSI's portions of all operating costs associated with the jointly-owned facilities.

Our investments in jointly-owned plant or facilities are as follows:

(in millions)	Ownership Share	Property, Plant, and Equipment	Accumulated Depreciation	Construction Work in Progress
CG&E				
Production:				
Miami Fort Station (Units 7 and 8)	64.00%	$ 222	$127	$68
Beckjord Station (Unit 6)	37.50	43	28	3
Stuart Station[1]	39.00	292	148	42
Conesville Station (Unit 4)[1]	40.00	77	45	-
Zimmer Station	46.50	1,235	367	7
East Bend Station	69.00	336	194	36
Killen Station[1]	33.00	187	105	7
Transmission	Various	84	36	-
PSI				
Production:				
Gibson Station (Unit 5)	50.05	213	113	2
Transmission and local facilities	94.68	2	1	-

(1) Station is not operated by CG&E.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except per share amounts) Quarter Ended	2001	2000
March 31		
Operating Revenues	$ 3,707	$1,583
Operating Income	249	274
Net Income	120	138
Basic EPS	.76	.87
EPS — assuming dilution	.75	.87
June 30		
Operating Revenues	$ 3,642	$1,770
Operating Income	178	167
Net Income	83	75
Basic EPS	.51	.47
EPS — assuming dilution	.51	.47
September 30		
Operating Revenues	$ 3,324	$2,300
Operating Income	275	196
Net Income	128	94
Basic EPS	.81	.59
EPS — assuming dilution	.80	.58
December 31		
Operating Revenues	$ 2,250	$2,769
Operating Income	240	225
Net Income	111	92
Basic EPS	.70	.58
EPS — assuming dilution	.69	.58
Total		
Operating Revenues	$12,923	$8,422
Operating Income	942	862
Net Income	442	399
Basic EPS	2.78	2.51
EPS — assuming dilution	2.75	2.50

16. FINANCIAL INFORMATION *by* BUSINESS SEGMENT

We conduct operations through our subsidiaries, and manage through the following three business units:

- Energy Merchant Business Unit (Energy Merchant);
- Regulated Businesses Business Unit (Regulated Businesses); and
- Power Technology and Infrastructure Services Business Unit (Power Technology).

The following section describes the activities of our business units as of December 31, 2001.

Energy Merchant manages wholesale generation and the domestic and foreign energy marketing and trading of energy commodities. Energy Merchant operates and maintains our regulated and non-regulated electric generating plants including some of our jointly-owned plants, both domestically and abroad. Energy Merchant also conducts the following activities:

- energy risk management;
- financial restructuring services;
- proprietary arbitrage activities;
- customized energy solutions; and
- directs our renewable energy investing activities.

Regulated Businesses consists of a regulated, integrated utility, and regulated electric and gas transmission and distribution systems. Regulated Businesses plans, constructs, operates, and maintains Cinergy's transmission and distribution systems and delivers gas and electric energy to consumers, both domestically and abroad. Regulated Businesses also earns revenues from wholesale customers primarily by transmitting electric power through Cinergy's transmission system.

Power Technology primarily manages the development, marketing, and sales of our non-regulated retail energy and energy-related businesses. This is accomplished through various subsidiaries and joint ventures and includes the following products and services:

- providing energy management and consulting services to customers that operate retail facilities;
- providing various utility operations and infrastructure services to utilities (for example, providing underground locating and construction services for utilities); and
- building and maintaining fiber optic telecommunication networks for businesses, municipalities, telecommunications carriers, and schools.

Power Technology also manages Cinergy Ventures, LLC (Ventures), Cinergy's venture capital subsidiary. Ventures invests in emerging energy technologies that can benefit future Cinergy business development activities.

Financial information by (1) business units, (2) products and services, and (3) geographic areas and long-lived assets for the years ending December 31, 2001, 2000, and 1999, are as follows:

2001 (in millions)	Energy Merchant	Regulated Businesses	Power Technology	Total	All Other[1]	Reconciling Eliminations[2]	Consolidated
	Cinergy Business Units						
Operating revenues							
External customers[3]	$10,024	$2,850	$ 49	$12,923	$ -	$ -	$12,923
Intersegment revenues[4]	144	-	-	144	-	(144)	-
Depreciation[5]	137	238	3	378	-	-	378
Equity in earnings (losses) of unconsolidated subsidiaries	3	7	(8)	2	-	-	2
Interest[6]	110	144	14	268	-	-	268
Income taxes	103	162	(9)	256	-	-	256
Segment profit (loss)[7]	196	265	(19)	442	-	-	442
Total segment assets	4,803	7,238	213	12,254	46	-	12,300
Investments in unconsolidated subsidiaries	131	132	76	339	-	-	339
Total expenditures for long-lived assets	769	630	-	1,399	-	-	1,399

(1) *The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.*

(2) *The Reconciling Eliminations category eliminates the intersegment revenues of Energy Merchant.*

(3) *The increase in 2001, as compared to 2000, is primarily due to the increase in volumes and average price realized on wholesale commodity transactions.*

(4) *In connection with deregulation in Ohio, beginning in 2001, certain revenues which were previously recorded through intersegment transfer pricing, are now directly recorded to the business segment.*

(5) *The components of Depreciation include depreciation of fixed assets and amortization of intangible assets.*

(6) *Interest income is deemed immaterial.*

(7) *Management utilizes segment profit (loss) after taxes to evaluate segment profitability.*

2000 (in millions)	Energy Merchant[7]	Regulated Businesses[7]	Power Technology	Total	All Other[1]	Reconciling Eliminations[2]	Consolidated
	Cinergy Business Units						
Operating revenues							
External customers[3]	$4,831	$3,515	$ 76	$ 8,422	$ -	$ -	$ 8,422
Intersegment revenues	1,021	-	-	1,021	-	(1,021)	-
Depreciation[4]	121	220	3	344	-	-	344
Equity in earnings (losses) of unconsolidated subsidiaries	(1)	7	(1)	5	-	-	5
Interest[5]	82	133	9	224	-	-	224
Income taxes	94	165	(7)	252	-	-	252
Segment profit (loss)[6]	152	260	(13)	399	-	-	399
Total segment assets	5,949	6,162	177	12,288	42	-	12,330
Investments in unconsolidated subsidiaries	453	33	52	538	-	-	538
Total expenditures for long-lived assets	130	387	-	517	3	-	520

(1) *The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.*

(2) *The Reconciling Eliminations category eliminates the intersegment revenues of Energy Merchant.*

(3) *The increase in 2000, as compared to 1999, is primarily due to the increase in volumes and average price realized on wholesale commodity transactions.*

(4) *The components of Depreciation include depreciation of fixed assets and amortization of intangible assets.*

(5) *Interest income is deemed immaterial.*

(6) *Management utilizes segment profit (loss) after taxes to evaluate segment profitability.*

(7) *Effective January 2001, electric customer choice legislation was implemented in Ohio. For comparative purposes, the estimated pro forma adjustment to reflect this effect on the twelve months ended December 31, 2000 results would be as follows:*

(in millions)	Energy Merchant	Regulated Business
Operating revenues	$(119)	$119
Segment profit (loss)	(41)	41

1999 (in millions)	Cinergy Business Units: Energy Merchant	Regulated Businesses	Power Technology	Total	All Other[1]	Reconciling Eliminations[2]	Consolidated
Operating revenues							
External customers	$2,561	$3,318	$ 59	$5,938	$ -	$ -	$5,938
Intersegment revenues	988	-	-	988	-	(988)	-
Depreciation[3]	113	210	-	323	-	-	323
Gain on sale of investment in unconsolidated subsidiary	99	-	-	99	-	-	99
Equity in earnings (losses) of unconsolidated subsidiaries	59	1	(2)	58	-	-	58
Interest[4]	89	142	3	234	1	-	235
Income taxes	50	165	(6)	209	-	-	209
Segment profit (loss)[5]	169	245	(10)	404	-	-	404
Total segment assets	3,584	5,889	97	9,570	47	-	9,617
Investments in unconsolidated subsidiaries	334	17	8	359	-	-	359
Total expenditures for long-lived assets	171	304	2	477	-	-	477

(1) The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.

(2) The Reconciling Eliminations category eliminates the intersegment revenues of Energy Merchant.

(3) The components of Depreciation include depreciation of fixed assets and amortization of intangible assets.

(4) Interest income is deemed immaterial.

(5) Management utilizes segment profit (loss) after taxes to evaluate segment profitability.

Products and Services

Revenues (in millions)	Utility			Energy Marketing and Trading				
Year	Electric	Gas	Total	Electric	Gas	Total	Other	Consolidated
2001	**$2,248**	**$595**	**$2,843**	**$5,933**	**$4,068**	**$10,001**	**$79**	**$12,923**
2000	3,019	497	3,516	2,365	2,445	4,810	96	8,422
1999	2,944	420	3,364	1,369	1,176	2,545	29	5,938

Geographic Areas and Long-Lived Assets

Revenues (in millions)		International			
Year	Domestic	United Kingdom[1]	All Other[2]	Total	Consolidated
2001	**$12,748**	**$ -**	**$175**	**$175**	**$12,923**
2000	8,339	-	83	83	8,422
1999	5,877	-	61	61	5,938

Long-Lived Assets

(in millions)		International			
Year	Domestic	United Kingdom[1]	All Other[2]	Total	Consolidated
2001	**$9,682**	**$ -**	**$482**	**$482**	**$10,164**
2000	8,267	-	328	328	8,595
1999	7,841	2	277	279	8,120

(1) As discussed in Note 11, on July 15, 1999, we sold our 50% ownership interest in Midlands. Prior to the sale, Midlands had provided the majority of our international earnings.

(2) International revenues are primarily from assets which we own in the Czech Republic, the majority of which are four district heating plants. The Czech Republic assets and results of operations are consolidated into our financial statements.

17 ○ EARNINGS *per* COMMON SHARE

A reconciliation of EPS to EPS — assuming dilution is presented below:

(in thousands, except per share amounts)	Income	Shares	EPS
Year ended December 31, 2001			
EPS:			
Net income	**$442,279**	**159,110**	**$2.78**
Effect of dilutive securities:			
Common stock options		**975**	
Directors' compensation plans		**152**	
Contingently issuable common stock		**810**	
EPS — assuming dilution:			
Net income plus assumed conversions	**$442,279**	**161,047**	**$2.75**
Year ended December 31, 2000			
EPS:			
Net income	$ 399,466	158,938	$ 2.51
Effect of dilutive securities:			
Common stock options		491	
Directors' compensation plans		177	
Contingently issuable common stock		262	
EPS — assuming dilution:			
Net income plus assumed conversions	$ 399,466	159,868	$ 2.50
Year ended December 31, 1999			
EPS:			
Net income	$ 403,641	158,863	$ 2.54
Effect of dilutive securities:			
Common stock options		344	
Employee stock purchase and savings plan		22	
Contingently issuable common stock		26	
EPS — assuming dilution:			
Net income plus assumed conversions	$ 403,641	159,255	$ 2.53

Options to purchase shares of common stock are excluded from the calculation of EPS — assuming dilution when the exercise prices of these options are greater than the average market price of the common shares during the period. For 2001, 2000, and 1999, approximately two million shares per year were excluded from the EPS — assuming dilution calculation.

18 ○ OHIO DEREGULATION

On July 6, 1999, Ohio Governor Robert Taft signed Amended Substitute Senate Bill No. 3 (Electric Restructuring Bill), beginning the transition to electric deregulation and customer choice for the State of Ohio. The Electric Restructuring Bill created a competitive electric retail service market effective January 1, 2001. The legislation provided for a market development period that began January 1, 2001, and ends no later than December 31, 2005.

On May 8, 2000, CG&E reached a stipulated agreement with the PUCO staff and various other interested parties with respect to its proposal to implement electric customer choice in Ohio effective January 1, 2001. On August 31, 2000, the PUCO approved CG&E's stipulation agreement. The major features of the agreement include:

- Residential customer rates are frozen through December 31, 2005;
- Residential customers received a five-percent reduction in the generation portion of their electric rates, effective January 1, 2001;
- CG&E will provide four million dollars from 2001 to 2005 in support of energy efficiency and weatherization services for low income customers;
- The creation of an RTC designed to recover CG&E's regulatory assets and other transition costs over a ten-year period;
- Authority for CG&E to transfer its generation assets to one or more non-regulated affiliates to provide flexibility to manage its generation asset portfolio in a manner that enhances opportunities in a competitive marketplace;
- Authority for CG&E to apply the proceeds of transition cost recovery to costs incurred during the transition period including implementation costs and purchased power costs that may be incurred by CG&E to maintain an operating reserve margin sufficient to provide reliable service to its customers;
- CG&E will provide standard offer default supplier service (i.e., CG&E will be the supplier of last resort, so that no customer will be without an electric supplier); and
- CG&E has agreed to provide shopping credits to switching customers.

With regard to the PUCO's order, two parties filed applications for rehearing with the PUCO. On October 18, 2000, the PUCO denied these applications. One of the parties appealed to the Ohio Supreme Court in the fourth quarter of 2000 and CG&E subsequently intervened in that case. On April 6, 2001, CG&E filed for dismissal of this appeal. On July 25, 2001, the Ohio Supreme Court denied CG&E's motion to dismiss. CG&E is unable to predict the outcome of this proceeding.

As indicated above, the August 31, 2000 order authorizes CG&E to transfer its generation assets to a non-regulated affiliate. In addition to the regulatory approvals received from the PUCO, the IURC, and the KPSC, this transfer requires the approval of the FERC and the SEC under the PUHCA. On October 29, 2001, CG&E filed an application with the FERC seeking authorization to transfer these assets. As the transfer is contingent upon CG&E receiving FERC approval, SEC approval under the PUHCA, and various third party consents, the timing and receipt of which are unknown, the completion date of the transfer of generation assets to a non-regulated affiliate cannot be predicted.

19 ○ COMPREHENSIVE INCOME

The elements of *Comprehensive income* and their related tax effects for the years ended 2001, 2000, and 1999 are as follows:

	Comprehensive Income								
	2001			2000			1999		
(in thousands)	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net income	$697,785	$(255,506)	$442,279	$651,023	$(251,557)	$399,466	$612,312	$(208,671)	$403,641
Other comprehensive income (loss):									
Foreign currency translation adjustment	4,996	(3,355)	1,641	721	1,353	2,074	(14,771)	4,990	(9,781)
Minimum pension liability adjustment	(2,636)	1,081	(1,555)	(1,852)	753	(1,099)	(2,081)	842	(1,239)
Unrealized gain (loss) on investment trusts	(1,345)	504	(841)	(2,778)	649	(2,129)	2,629	(543)	2,086
Cumulative effect of change in accounting principle	(4,026)	1,526	(2,500)	-	-	-	-	-	-
Cash flow hedges	(4,477)	1,698	(2,779)	-	-	-	-	-	-
Total other comprehensive income (loss)	(7,488)	1,454	(6,034)	(3,909)	2,755	(1,154)	(14,223)	5,289	(8,934)
Total comprehensive income	$690,297	$(254,052)	$436,245	$647,114	$(248,802)	$398,312	$598,089	$(203,382)	$394,707

The after-tax components of *Accumulated other comprehensive income (loss)* as of December 31, 2001, 2000, and 1999 are as follows:

Accumulated Other Comprehensive Income (Loss) Classification					
(in thousands)	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Unrealized Gain (Loss) on Investment Trusts	Cash Flow Hedges	Total Other Comprehensive Income (Loss)
Balance at December 31, 1998	$ 1,635	$ (2,442)	$ -	$ -	$ (807)
Current-period change	(9,781)	(1,239)	2,086	-	(8,934)
Balance at December 31, 1999	$ (8,146)	$ (3,681)	$ 2,086	$ -	$ (9,741)
Current-period change	2,074	(1,099)	(2,129)	-	(1,154)
Balance at December 31, 2000	$ (6,072)	$ (4,780)	$ (43)	$ -	$ (10,895)
Cumulative effect of change in accounting principle	-	-	-	(2,500)	(2,500)
Current-period change	1,641	(1,555)	(841)	(2,779)	(3,534)
Balance at December 31, 2001	**$(4,431)**	**$(6,335)**	**$ (884)**	**$(5,279)**	**$(16,929)**

	2001	2000	1999
Operating Revenues *(in thousands)*	$12,922,537	$ 8,421,964	$ 5,937,888
Earnings Before Income Taxes *(in thousands)*	$ 970,412	$ 880,067	$ 852,547
Earnings Before Income Taxes, Depreciation, and Amortization *(in thousands)*	$ 1,348,552	$ 1,224,016	$ 1,175,815
Net Income *(in thousands)*	$ 442,279	$ 399,466	$ 403,641
Total Assets *(in thousands)*	$12,299,813	$12,329,728	$ 9,616,948
Construction Expenditures (including AFUDC) *(in thousands)*	$ 854,787	$ 520,006	$ 437,927
Capitalization *(in thousands)*			
Common Equity	$ 2,941,459	$ 2,788,961	$ 2,653,721
Preferred Stock[a]			
Subject to Mandatory Redemption	-	-	-
Not Subject to Mandatory Redemption	62,833	62,834	92,597
Preferred Trust Securities	306,327	NA	NA
Long-term Debt[a]	3,596,730	2,876,367	2,989,242
Total Capitalization	$ 6,907,349	$ 5,728,162	$ 5,735,560
Other Common Stock Data			
Avg. Shares Outstanding *(in millions)*	159	159	159
Avg. Shares Outstanding — Assuming Dilution *(in millions)*	161	160	159
Earnings Per Share	$ 2.78	$ 2.51	$ 2.54
Earnings Per Share — Assuming Dilution	$ 2.75	$ 2.50	$ 2.53
Dividends Declared Per Share	$ 1.80	$ 1.80	$ 1.80
Payout Ratio — Assuming Non-Dilution	64.7%	71.7%	70.9%
Book Value Per Share *(year-end)*	$ 18.45	$ 17.54	$ 16.70
Degree Day Data			
Service Territory *(Avg.)*			
Heating (10 year average — 5,139)	4,828	5,298	4,814
Cooling (10 year average — 1,020)	1,015	938	1,151
Employee Data			
Number of Employees *(year-end)*	8,769	8,362	8,950
Gas Operations			
Gas Revenues *(in thousands)*			
Residential	$ 349,346	$ 287,753	$ 210,557
Commercial	148,206	110,329	85,169
Industrial	28,761	17,784	13,797
Other	20,846	13,351	10,203
Total Retail	547,159	429,217	319,726
Transportation	39,833	56,055	50,895
Wholesale	4,070,721	2,453,579	1,222,843
Other	5,203	2,902	2,682
Total Gas Revenues	$ 4,662,916	$ 2,941,753	$ 1,596,146
Gas Sales *(mcf)*			
Residential	35,211	38,230	32,790
Commercial	16,225	15,829	14,474
Industrial	3,356	2,770	2,646
Other	2,421	2,139	2,388
Total Retail	57,213	58,968	52,298
Transportation	32,290	41,186	39,568
Wholesale	1,007,567	590,317	530,258
Total Gas Sales	1,097,070	690,471	622,124
Gas Customers *(Avg.)*			
Residential	427,158	395,799	387,769
Commercial	41,772	39,058	38,033
Industrial	1,746	1,447	1,457
Other	1,560	1,327	1,147
Transportation	23,120	45,506	43,642
Total Gas Customers	495,356	483,137	472,048
Avg. Cost Per Mcf Purchased *(cents)*[d]	677.46	436.90	304.78

Certain amounts in prior years have been reclassified to conform to the 2001 presentation.
(a) Excludes amounts due within one year.
(b) Includes $.12 per share for the cost of reacquiring 90% of CG&E's preferred stock through a tender offer.

1998	1997	1996	1995	1994	1993	1992	1991
$5,911,291	$4,387,101	$3,276,187	$3,023,431	$2,888,447	$2,833,440	$2,612,821	$2,640,370
$ 628,259	$ 715,126	$ 772,316	$ 818,788	$ 595,559	$ 468,658	$ 661,097	$ 504,660
$ 927,114	$1,004,203	$1,055,079	$1,098,537	$ 889,954	$ 747,540	$ 919,185	$ 746,680
$ 260,968	$ 253,238	$ 334,797	$ 347,182	$ 191,142	$ 62,547(e)	$ 270,805	$ 201,586
$9,687,381	$8,858,153	$8,724,934	$8,103,242	$8,037,422	$7,696,489	$7,132,975	$6,680,668
$ 370,277	$ 328,153	$ 324,238	$ 326,869	$ 486,734	$ 563,355	$ 521,716	$ 579,032
$2,541,231	$2,539,200	$2,584,454	$2,548,843	$2,414,271	$2,221,681	$2,316,944	$2,197,350
-	-	-	160,000	210,000	210,000	210,000	152,500
92,640	177,989	194,232	227,897	267,929	307,989	207,074	287,075
NA	NA	NA	NA	NA	NA	NA	NA
2,604,467	2,150,902	2,326,378	2,346,766	2,615,269	2,545,213	2,546,946	2,375,868
$5,238,338	$4,868,091	$5,105,064	$5,283,506	$5,507,469	$5,284,883	$5,280,964	$5,012,793
158	158	158	157	147	144	142	138
159	159	159	158	148	145	NA	NA
$ 1.65	$ 1.61(c)	$ 2.00(b)	$ 2.22	$ 1.30	$ 0.43(e)	$ 1.91	$ 1.46
$ 1.65	$ 1.59(c)	$ 1.99(b)	$ 2.20	$ 1.29	$ 0.43(e)	NA	NA
$ 1.80	$ 1.80	$ 1.74	$ 1.72	$ 1.50	$ 1.46	$ 1.39	$ 1.33
109.1%	111.8%(c)	87.0%(b)	77.5%	115.4%	339.5%	72.8%	91.1%
$ 16.06	$ 16.10	$ 16.39	$ 16.17	$ 15.56	$ 15.17	$ 16.21	$ 15.62
4,361	5,476	5,751	5,451	5,066	5,491	5,023	4,796
1,243	861	953	1,215	1,042	1,106	726	1,450
8,794	7,609	7,973	8,602	8,868	9,227	9,199	9,609
$ 240,297	$ 284,516	$ 272,303	$ 237,576	$ 242,415	$ 269,684	$ 220,140	$ 205,790
87,583	121,345	118,994	99,708	114,854	114,957	99,827	94,399
17,320	31,168	30,409	28,979	43,490	47,403	42,091	41,445
11,539	16,734	18,730	18,654	22,177	20,220	17,024	15,588
356,739	453,763	440,436	384,917	422,936	452,264	379,082	357,222
41,050	32,456	27,679	20,934	13,496	11,331	10,809	9,347
699,085	30,212	1,403	1,086	1,306	1,353	927	967
2,755	3,106	4,517	3,915	4,660	4,348	3,152	3,167
$1,099,629	$ 519,537	$ 474,035	$ 410,852	$ 442,398	$ 469,296	$ 393,970	$ 370,703
36,256	41,846	44,721	43,153	39,065	43,514	39,754	38,048
13,999	19,141	21,199	19,664	20,070	20,370	20,142	19,373
2,941	5,240	5,746	6,624	9,025	10,011	10,091	10,663
2,150	2,813	3,595	4,305	4,507	3,996	3,940	3,704
55,346	69,040	75,261	73,746	72,667	77,891	73,927	71,788
57,881	53,448	48,560	40,543	32,579	28,593	25,372	20,748
353,353	9,372	352	279	296	307	286	278
466,580	131,860	124,173	114,568	105,542	106,791	99,585	92,814
404,417	407,128	397,660	389,165	379,953	373,494	367,999	360,574
39,332	41,915	41,499	40,897	40,545	40,348	39,952	39,554
1,569	1,960	1,961	1,959	2,076	2,176	2,228	2,223
1,226	1,504	1,517	1,557	1,519	1,471	1,447	1,409
15,626	1,205	829	599	56	-	-	-
462,170	453,712	443,466	434,177	424,149	417,489	411,626	403,760
364.43	380.41	326.50	277.92	335.60	353.74	300.95	284.12

(c) Includes $.69 per share for an extraordinary item (Midlands windfall profit tax).
(d) Excludes wholesale numbers.
(e) Includes write-off of a portion of Zimmer Station.

	2001	2000	1999
Electric Operations			
Electric Revenues *(in thousands)*			
Residential	$1,087,638	$1,088,998	$1,127,289
Commercial	782,282	775,201	754,965
Industrial	710,587	720,610	725,641
Other	110,885	106,899	117,284
Total Retail	2,691,392	2,691,708	2,725,179
Transportation	2,798	-	-
Wholesale	5,432,373	2,639,919	1,538,685
Other	54,670	52,455	49,035
Total Electric Revenues	$8,181,233	$5,384,082	$4,312,899
Electric Sales *(million kWh)*			
Residential	15,794	15,633	16,069
Commercial	13,607	13,596	13,102
Industrial	18,022	19,008	18,830
Other	1,720	1,891	1,939
Total Retail	49,143	50,128	49,940
Transportation	613	-	-
Wholesale	119,938	69,831	49,883
Total Electric Sales	169,694	119,959	99,823
Electric Customers *(Avg.)*			
Residential	1,328,171	1,304,893	1,280,658
Commercial	163,356	159,965	156,897
Industrial	6,549	6,507	6,486
Other	7,300	7,060	6,639
Transportation	2,023	-	-
Total Electric Customers	1,507,399	1,478,425	1,450,680
System Capability — Winter *(MW)*[a]			
Energy Merchant	7,084	NA	NA
Regulated Businesses	6,004	11,249	11,221
Electricity Output *(million kWh)*			
Generated — Net			
Energy Merchant	24,955	NA	NA
Regulated Businesses	33,627	63,010	59,389
Source of Energy Supply *(Capacity %)*			
Energy Merchant			
Coal	59.10%	NA	NA
Oil & Gas	40.90%	NA	NA
Regulated Businesses			
Coal	92.90%	86.80%	86.77%
Oil & Gas	6.35%	12.80%	12.83%
Hydro	0.75%	0.40%	0.40%
Fuel Cost			
Energy Merchant			
Per MMBtu	$ 1.39	NA	NA
Regulated Businesses			
Per MMBtu	$ 1.31	$ 1.25	$ 1.26

Certain amounts in prior years have been reclassified to conform to the 2001 presentation.

(a) Includes amounts to be purchased, subject to availability, pursuant to agreements with other utilities.

(b) 1993 reflects the refund of $31 million applicable to the IURC's April 1990 rate order.

1998	1997	1996	1995	1994	1993	1992	1991
$1,028,314	$ 984,891	$ 996,959	$ 965,278	$ 898,763	$ 893,089	$ 789,955	$ 831,254
722,292	689,091	673,181	661,496	626,333	608,407	562,329	561,687
702,208	669,464	657,563	637,090	598,126	584,382	553,840	531,299
100,017	111,867	110,003	118,458	96,247	68,364[b]	98,560	85,538
2,552,831	2,455,313	2,437,706	2,382,322	2,219,469	2,154,242	2,004,684	2,009,778
-	-	-	-	-	-	-	-
2,164,059	1,367,897	296,600	197,943	194,734	177,754	171,229	229,223
46,399	38,488	34,400	32,314	31,846	32,148	42,938	30,666
$4,763,289	$3,861,698	$2,768,706	$2,612,579	$2,446,049	$2,364,144[b]	$2,218,851	$2,269,667
14,551	14,147	14,705	14,366	13,578	13,818	12,526	13,404
12,524	12,034	11,802	11,648	11,167	10,963	10,310	10,473
18,093	17,321	16,803	16,264	15,547	14,860	14,264	13,493
1,815	1,825	1,811	1,795	1,723	1,732	1,610	1,645
46,983	45,327	45,121	44,073	42,015	41,373	38,710	39,015
-	-	-	-	-	-	-	-
77,759	57,454	12,399	7,769	7,801	7,063	7,267	9,183
124,742	102,781	57,520	51,842	49,816	48,436	45,977	48,198
1,257,853	1,236,974	1,215,782	1,195,323	1,174,705	1,160,513	1,147,943	1,131,627
153,674	151,093	149,015	147,888	144,766	142,767	140,847	138,866
6,473	6,472	6,470	6,424	6,345	6,263	6,165	6,101
6,395	6,280	6,184	5,955	5,733	5,678	5,697	5,604
-	-	-	-	-	-	-	-
1,424,395	1,400,819	1,377,451	1,355,590	1,331,549	1,315,221	1,300,652	1,282,198
NA	NA	NA	NA	NA	NA	NA	NA
11,221	11,221	11,221	11,351	11,181	11,181	10,779	10,575
NA	NA	NA	NA	NA	NA	NA	NA
56,920	54,850	52,659	52,458	50,330	49,078	47,343	47,874
NA	NA	NA	NA	NA	NA	NA	NA
NA	NA	NA	NA	NA	NA	NA	NA
86.77%	86.77%	86.77%	85.78%	85.57%	85.57%	88.75%	91.20%
12.83%	12.83%	12.83%	13.82%	14.03%	14.03%	10.83%	8.37%
0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.42%	0.43%
NA	NA	NA	NA	NA	NA	NA	NA
$ 1.25	$ 1.31	$ 1.30	$ 1.40	$ 1.44	$ 1.47	$ 1.51	$ 1.55

RESPONSIBILITY *for* FINANCIAL STATEMENTS

Management is responsible for the accuracy, objectivity, and consistency of the financial statements presented in this report. The Consolidated Financial Statements of Cinergy Corp. (Cinergy) conform to generally accepted accounting principles and have also been prepared to comply with accounting policies and principles prescribed by the applicable regulatory authorities.

To assure the reliability of Cinergy's financial statements, management maintains a system of internal controls. This system is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed with management's authorization, and that transactions are properly recorded so financial statements can be prepared in accordance with the policies and principles previously described.

Cinergy has established policies intended to ensure that employees adhere to the highest standards of business ethics. Management also takes steps to assure the integrity and objectivity of Cinergy's accounts by careful selection of managers, division of responsibilities, delegation of authority, and communication programs to assure that policies and standards are understood.

An internal auditing program is used to evaluate the adequacy of and compliance with internal controls. Although no cost effective internal control system will preclude all errors and irregularities, management believes that Cinergy's system of internal controls provides reasonable assurance that material errors or irregularities are prevented, or would be detected within a timely period.

Cinergy's Consolidated Financial Statements have been audited by Arthur Andersen LLP, which has expressed its opinion with respect to the fairness of the statements. The auditors' examination included a review of the system of internal controls and tests of transactions to the extent they considered necessary to render their opinion.

The Board of Directors, through its audit committee of outside directors, meets periodically with management, internal auditors, and independent auditors to assure that they are carrying out their respective responsibilities. The audit committee has full access to the internal and independent auditors, and meets with them, with and without management present, to discuss auditing and financial reporting matters.

James E. Rogers
President and
Chief Executive Officer

R. Foster Duncan
Executive Vice President and
Chief Financial Officer

REPORT *of* INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Cinergy Corp.:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Cinergy Corp. (a Delaware Corporation) and its subsidiary companies as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common stock equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cinergy Corp. and its subsidiary companies as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Cincinnati, Ohio
January 24, 2002

Quarterly Stock Data

Quarter	1st	2nd	3rd	4th
2001				
High	$35.15	$35.60	$35.00	$33.85
Close	33.55	34.95	30.87	33.43
Low	28.81	32.20	28.00	28.16
Dividends per share	.45	.45	.45	.45
2000				
High	25.88	28.13	33.25	35.25
Close	21.50	25.44	33.08	35.13
Low	20.00	21.19	25.56	28.50
Dividends per share	.45	.45	.45	.45

Corporate Headquarters
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202
Web site: www.cinergy.com

Annual Meeting
The annual meeting of shareholders will be held at the Marriott Downtown Hotel, Indiana Ballroom, 350 West Maryland Street, Indianapolis, Ind., on Thursday, May 2, 2002, at 9:00 a.m. eastern standard time.

Common Stock
Cinergy's common stock, which is traded under the ticker symbol CIN, is listed on the New York Stock Exchange. Cinergy has unlisted trading privileges on the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges. As of Dec. 31, 2001, there were 58,601 common stock shareholders of record.

Form 10-K
Shareholders may obtain a copy of Cinergy's annual report to the Securities and Exchange Commission (Form 10-K), without charge, by contacting Shareholder Services.

Shareholder Inquiries
Please direct all requests and communications pertaining to your account to:
Cinergy Corp.
Shareholder Services
P.O. Box 900
Cincinnati, Ohio
45201-0900
E-mail:
shareholders@cinergy.com

You may call Cinergy toll-free from anywhere in the United States between 9:00 a.m. and 4:00 p.m. eastern time, Monday through Friday. The numbers are as follows:
Greater Cincinnati:
(513) 287-1940
United States:
1-800-325-2945

Investor Contact
Steven E. Schrader
Vice President,
Investor Relations
139 East Fourth Street 26AT
Cincinnati, Ohio 45202
(513) 287-1083
E-mail: sschrader@cinergy.com

Direct Stock Purchase and Dividend Reinvestment
Cinergy's Direct Stock Purchase and Dividend Reinvestment Plan provides investors with a convenient method to purchase shares of Cinergy Corp. common stock and to reinvest cash dividends in the purchase of additional shares of Cinergy Corp. common stock, without incurring brokerage fees. Shareholders may automatically reinvest all or a portion of their cash dividends in Cinergy common stock at prevailing market prices.

Shareholders may also purchase additional shares by making payments of at least $25 at any one time, but not more than $100,000 per calendar year. Currently, there are about 31,000 shareholders participating in the plan.

The plan is open to anyone wishing to participate. Those who do not currently own shares on the company's records must complete an enrollment form and make an initial minimum investment of $250. An election form must be completed by anyone who wishes to change dividend reinvestment participation.

Complete details about the plan are contained in the plan's prospectus. To receive a copy of the prospectus and an enrollment form, contact Shareholder Services or visit Cinergy's Web site.

Direct Deposit of Dividends
Shareholders can have their dividends electronically transferred to their checking or savings accounts. To receive an enrollment form, contact Shareholder Services.

Other Information
Transfer agent for Cinergy Corp. common and CG&E and PSI preferred shares:
Cinergy Corp.
Shareholder Services
P.O. Box 900
Cincinnati, Ohio
45201-0900

Registrar for Cinergy Corp. common and CG&E and PSI preferred shares:
Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Cincinnati, Ohio 45263

ENDURANCE, Shackleton's Incredible Voyage by Alfred Lansing, 1959, 2nd Edition Copyright 1999 by Carroll & Graf Publishers. Quote used with permission of the publisher.

Design: RottWolfe Partners Photography: Marc Norberg Photography

Cinergy Corp. has a balanced, integrated portfolio consisting of two core businesses: regulated operations and energy merchant. Cinergy owns regulated delivery operations in Ohio, Indiana and Kentucky that serve 1.5 million electric customers and about 500,000 gas customers. In addition, its Indiana regulated operations own 6,000 megawatts of generation. Cinergy's energy merchant business is a Midwest leader in low-cost generation owning 7,000 megawatts of capacity with a profitable balance of stable existing customer portfolios, new customer origination, marketing and trading, and industrial-site cogeneration. The "into Cinergy" power-trading hub is the most liquid trading hub in the nation.

CINERGY.
the power of change

CINERGY CORP. 139 EAST FOURTH STREET CINCINNATI, OHIO 45202 WWW.CINERGY.COM